As filed with the Securities and Exchange Commission on April 15, 2010
Registration No. 333-163514

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
to
Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THE FILM DEPARTMENT HOLDINGS, INC.
(to be converted from The Film Department Holdings LLC)
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation)	7812 (Primary Standard Industrial Classification Code No.)	20-5277866 (I.R.S. Employer Identification No.)

8439 Sunset Boulevard, 2nd Floor
West Hollywood, California 90069
(323) 785-3700
(Address, including zip code and telephone number, including area code of registrant’s principal executive offices)

Mark Gill
Chief Executive Officer
The Film Department Holdings, Inc.
8439 Sunset Boulevard, 2nd Floor
West Hollywood, California 90069
(323) 785-3700

(Name, address, including zip code and telephone number, including area code, of agent for service)

with copies to:

Christopher D. Johnson Joseph M. Crabb Squire, Sanders & Dempsey L.L.P. 40 North Central Avenue, Suite 2700 Phoenix, Arizona 85004 (602) 528-4000	Gary A. Agron Law Office of Gary A. Agron 5445 DTC Parkway #520 Englewood, Colorado 80111-3009 (303) 770-7254	Steven D. Pidgeon Marty B. Lorenzo DLA Piper LLP (US) 2525 East Camelback Road, Suite 1000 Phoenix, Arizona 85016-4232 (480) 606-5100

Approximate date of commencement of proposed sale to the public:  As soon as practicable following the effective date.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

Prior to the closing of this Offering, The Film Department Holdings LLC, a Delaware limited liability company, will be converted into a Delaware corporation named The Film Department Holdings, Inc. pursuant to the Delaware Limited Liability Company Act Section 18-216 and the Delaware General Corporation Law Section 265. The securities issued to investors in connection with this Offering will be shares of common stock in The Film Department Holdings, Inc., which is the registrant filing this Registration Statement with the Securities and Exchange Commission.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION DATED          , 2010

[5,454,545] Shares

Common Stock

This is our initial public offering of common stock. We are offering [5,454,545] shares of our common stock. We estimate the initial public offering price of our common stock to be between $10.00 and $12.00 per share.

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “TFDI.” No public market currently exists for our common stock.

Investing in our common stock involves a high degree of risk.
See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

				Total if Over-
				Allotment Option is
	Per Share		Total	Exercised

Public offering price	$	[11.00]	$60,000,000	$69,000,000
Underwriting discount and commissions(1)	$	[0.77]	$4,200,000	$4,830,000
Proceeds to us (before expenses)(2)	$	[10.23]	$55,800,000	$64,170,000

(1)	Does not include a non-accountable expense allowance payable by us in an amount to be mutually agreed upon between the Company and the representatives but not to exceed, with respect to any underwriter, 1% of the gross proceeds of the shares purchased by such underwriter. See “Underwriting.”

(2)	We estimate that the total expenses of this Offering will be approximately $1,825,000, consisting of $600,000 for the underwriters’ non-accountable expense allowance (equal to 1% of the aggregate gross proceeds) and $1,225,000 for legal, accounting, printing costs and various fees associated with the registration and listing of our shares.

The underwriters expect to deliver the shares to purchasers on or about          , 2010. The underwriters may also purchase up to an additional [818,182] shares of our common stock at the public offering price, less the underwriting discounts and commissions payable to us, to cover over-allotments, if any, within 45 business days of the effective date of this registration statement. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $4,830,000, and our total proceeds, before expenses, will be $64,170,000.

Merriman Curhan Ford	Girard Securities, Inc. d/b/a
IPO SOLUTIONS

The date of this prospectus is          , 2010.

GERARD BUTLER
JAMIE FOXX
JUSTICE AT ANY COST
LAW ABIDING CITIZEN

CATHERINE ZETA-JONES
JUSTIN BARTHA
theREBOUND
She's still got it. He's just getting it.

Kate HUDSON
Gael García BERNAL
Hold onto love.
EARTHBOUND

YOU'VE NEVER SEEN FEAR
LIKE THIS BEFORE.
THE PEAK

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the cover page, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. You should read the entire prospectus, including the risks of investing discussed under “Risk Factors” beginning on page 6 and the following summary together with the more detailed information regarding our Company, the shares, our financial statements and the notes to those statements and the exhibits to the registration statement of which this prospectus is a part.

References in this prospectus to “The Film Department,” “TFD,” the “Company,” “we,” “us,” and “our,” refer to The Film Department Holdings LLC (“TFD Holdings”) prior to the Corporate Conversion (as defined below) described in this Prospectus and to The Film Department Holdings, Inc. after the Corporate Conversion and to its consolidated subsidiaries, unless otherwise specified. The following discussion assumes our ownership of the entities related to the production, development and distribution of “Earthbound,” which entities are currently owned by H&W Movie Partners, LLC, and which we expect to be transferred to us pursuant to the exercise of our call option (the “Call Right”) in connection with this Offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — HWMP Investment and Recapitalization.”

The Film Department is an independent motion picture finance and production company that produces star-driven commercial movies with net budgets between $10 and $45 million. The Company was founded in 2007 by Mark Gill and Neil Sacker, a management team with more than 40 years of combined experience as senior film industry executives at such motion picture studios as Warner Bros., Columbia Pictures and Miramax Films.

In its first two years of existence, TFD has demonstrated an ability to develop, produce and sell star-driven, moderate-cost, studio-quality films to the marketplace — under a risk mitigation strategy whereby we attempt to license the international rights for a targeted 80% of each film’s net budget (i.e., the gross budget less subsidies and TFD producer and overhead fees). The Company has assembled a slate of 15 commercial projects that management believes are worthy of a national release including Law Abiding Citizen, starring Gerard Butler and Jamie Foxx (which has achieved more than $73 million in gross revenue at the North American box office and more than $117 million to date at the worldwide box office (which includes the North American box office)); The Rebound, starring Catherine Zeta-Jones (recently completed and now targeted for a Summer 2010 U.S. theatrical release by TFD); and Earthbound, starring Kate Hudson (which completed production on March 12, 2010 in New Orleans, Louisiana).

Now TFD plans to take advantage of a significant market dislocation: consumer demand for movie tickets has increased North American box office receipts by 10.1% in a recession year and management believes revenues are about to accelerate due to new forms of distribution in the digital age, even as the supply of films is dropping significantly due to capital shortages created by the recession and the credit crisis. The Company plans to exploit this market opportunity by launching a U.S. distribution operation capable of releasing six to ten films per year (a combination of its own productions and movies financed by third parties).

During the year ended December 31, 2009, the Company generated $40.32 million in revenue with a net loss of $9.98 million. On December 31, 2009, TFD had $1.62 million in cash, cash equivalents and restricted cash, $46.12 million in total assets and $39.18 million in current liabilities. As of November 30, 2009, the Company had repaid its senior debt in full. As an advance against a portion of anticipated future receipts from Law Abiding Citizen (expected to be approximately $36.00 million), The Rebound and Earthbound, we expect to apply approximately $24.12 million of the net proceeds of this Offering to repay our junior debt. For the year ended December 31, 2009, the Company recorded an operating loss of $0.76 million.

MARKET OPPORTUNITY

The motion picture industry earned $29.9 billion in worldwide box office receipts in 2009, a 7.6% increase over the previous year. In 2009, the North American box office increased 10.1% over the prior year. A 2009 PricewaterhouseCoopers report projects that global box office revenue will jump 33% in the next five years to $37.7 billion annually.

Management believes that The Film Department is undertaking its expansion into U.S. distribution at a highly advantageous time. Film industry research firm OTX reported in December 2009 that box office growth is being driven by consumers who perceive moviegoing as the best value for their entertainment dollar. Even as U.S. box office receipts are on the rise, competition is decreasing. We expect the volume of films released theatrically in the U.S. to drop over the next two years from a record high of 633 pictures in 2008 to 558 releases in 2009 to a volume below the historically normative range of 350-400 pictures annually. This drop in film supply is mainly attributable to a significant decrease in new debt and equity financing provided to Hollywood by Wall Street and to an industry-wide trend in which most significant U.S. distribution companies — both major studios and independents — are cutting their output due to capital shortages. At the major studios, the focus is largely on the biggest films (budgeted at more than $100 million and known in the industry as tentpole pictures) which means that the reduction in their slates has largely come from lower- and mid-budget films. Additionally, in the last year, several studio independent divisions have closed or their operations have been scaled back (including New Line, Picturehouse, Warner Independent, Paramount Vantage and Miramax Films).

The result is a rare opportunity: consumer demand is up even as supply is down. This dislocation has created an opening for a company with the right management acumen, financial discipline, and a proven ability to develop, produce, market and distribute star-driven, moderate-budget commercial movies.

STRATEGY

The six principal elements of our strategy are:

•	Independent Studio — TFD plans to become one of what management believes to be only six independent studios in America with wide-release distribution capabilities. Independent studios compete directly with the major studios, which are part of large diversified corporate groups with a variety of operations, including television networks, cable channels and distribution divisions. Compared to independents, the major studios have access to greater financial resources and are able to offset the fluctuations in the financial performance of their motion picture operations with revenues provided by their television network and film libraries and cable channels. However, independents generally are run with far lower overhead, production and marketing budgets.

•	Production — Unlike other independent studios that had to start from scratch with no reservoir of films to fill their early slates, TFD has approximately 15 projects that the Company has spent the last 2 1/2 years developing and putting together — including two completed films and one film in post-production. Management believes this is a significant competitive advantage. TFD intends to produce a total of approximately 20 films during the next five years.

•	U.S. Marketing and Distribution — TFD plans to build a U.S. theatrical marketing and distribution operation to release six to ten films per year (two to six of which will be acquired from third parties) on a far lower cost basis than the major studios. Management has successfully started similar operations previously, and as a result believes the Company will be able to achieve major studio-quality capabilities without the endemic overstaffing and overpaying that characterizes major studio operations (TFD’s plans call for approximately 25 people in its marketing and distribution operation versus more than 100 at each of the major studios). As a result, TFD will have the opportunity to derive greater profits from the U.S. performance of its successful films (which management believes could be $15-25 million per film or more on big hits). In December 2009, TFD reached an agreement with The Weinstein Company (“TWC”) to handle certain aspects of the distribution function for its movies, while TFD will have all marketing functions in-house. Under this agreement, working in conjunction with TWC, TFD retains all final controls, reduces its overhead requirements and gains the additional leverage that results from the combination of the two companies’ film slates.

•	Home Entertainment — TFD is in final negotiations with Twentieth Century Fox to distribute its films to the home entertainment market, which includes home videos, DVD, Blu-Ray, Video on Demand (“VOD”) and mobile devices.

•	Pay Television — TFD’s agreement with TWC for U.S. theatrical distribution of its films also contains provisions for TFD’s films to be distributed by TWC’s pay television service, which is currently Showtime. This is a particularly noteworthy accomplishment as, in management’s experience, U.S. pay television agreements are generally very difficult for independent film companies to secure.

•	International Sales — In October 2009, TFD reached an agreement with TWC pursuant to which we will be represented by an individual whom management believes to be one of the most experienced independent film sales agents in the world — David Glasser. Under this agreement, TFD retains control of business affairs and collections and reduces its in-house overhead. At the same time, the Company gains what management believes is an experienced sales team headed by Mr. Glasser to handle licensing of its movies internationally for a targeted 80% of the net film budget (i.e., the gross budget less subsidies and TFD producer and overhead fees). Additionally, in October 2008, we signed an output agreement with the leading Canadian distributor, Alliance Films.

RISK MITIGATION

Within the film asset class, The Film Department represents a more risk-averse opportunity than traditional movie investments such as single-picture investing or studio slate financing.

TFD’s slate comprises movies which span a mix of genres that appeal to audiences worldwide on a broad commercial basis (i.e., largely thrillers, love stories, action movies and romantic comedies). The Company’s portfolio approach is combined with a risk-management discipline that reduces downside exposure of each individual picture. We manage this risk by building budget models for film production that are based upon the central tenet of licensing films internationally for a targeted minimum of 80% of the net film budget (i.e., the gross budget less subsidies and TFD producer and overhead fees). TFD also reduces risk associated with its projects by producing only star-driven, moderate-budget films (between $10 million and $45 million) and exercising rigorous cost control over each budget. Lower total film budgets correlate with lower “break even” revenue requirements.

RISK FACTORS

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” beginning on page 6. In particular, our business would be adversely affected if:

•	we continue to experience liquidity constraints;

•	we are unable to secure future debt financing for our projects;

•	we are unable to retain Mr. Gill, Mr. Sacker or other key members of our management team;

•	our films are not commercially successful;

•	we fail to meet our production goals and release schedules;

•	we fail to complete any motion picture on budget and schedule;

•	the Company is negatively impacted by advances in technology, including those which facilitate motion picture piracy; or

•	the audience demand for feature films in the U.S. or internationally decreases.

CORPORATE CONVERSION

In connection with this Offering, The Film Department Holdings LLC will convert from a Delaware limited liability company to a Delaware corporation (the “Corporate Conversion”). In connection with the Corporate Conversion, each class of limited liability company interests of The Film Department Holdings LLC will be converted into shares of common stock of The Film Department Holdings, Inc. See “Corporate Conversion” below for further information regarding the Corporate Conversion.

CORPORATE INFORMATION

The Film Department Holdings LLC, which will be converted into The Film Department Holdings, Inc. pursuant to the Corporate Conversion, is a Delaware limited liability company organized on May 22, 2007. See “Corporate Conversion.” Our principal executive offices are located at 8439 Sunset Boulevard, 2nd Floor, West Hollywood, California 90069, and our telephone number at that address is (323) 785-3700. Our website address is www.filmdept.com. The information on, or accessible through, our website is not part of this prospectus.

THE OFFERING

Common stock offered by the Company	[5,454,545] shares

Common stock outstanding immediately after this Offering	[12,377,622] shares

Use of proceeds	We estimate that the net proceeds to us from this Offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $53.98 million. We intend to use the net proceeds from this Offering for working capital and other general corporate purposes, including film production, overhead and the repayment of indebtedness. As an advance against anticipated future receipts on Law Abiding Citizen (expected to be approximately $36.00 million), The Rebound and Earthbound, the Company expects to use $24.12 million of the proceeds of this Offering (or 40.2%) to repay our Second Lien Notes and $1.25 million of the proceeds of this Offering (or 2%) to pay down the production loan for Earthbound (as such notes and payment are more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Defaults and Forbearance Agreements”). See “Use of Proceeds,” beginning on page 20.

Dividend policy	We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock may be restricted by the terms of any future debt, preferred stock or other securities. See “Dividend Policy.”

Risk factors	You should carefully consider all of the information contained in this prospectus, and in particular, you should evaluate the specific risks set forth under “Risk Factors,” beginning on page 6.

Proposed NASDAQ Symbol	TFDI

Unless we indicate otherwise, all information in this prospectus assumes:

•	no exercise by the underwriters of their over-allotment option;

•	an initial public offering price of $11.00 per share, the mid-point of the estimated price range set forth on the cover page of this prospectus; and

•	our conversion to a Delaware corporation concurrent with the conversion of all of our existing limited liability company interests into an aggregate of [6,923,077] shares of common stock prior to the consummation of this Offering as described under “Corporate Conversion.”

The number of shares of common stock to be outstanding immediately after this Offering does not reflect an aggregate of 1,300,000 shares of common stock reserved for issuance under our equity incentive plan, of which 650,000 shares are expected to be granted in the form of stock options to our existing employees (including options to purchase 401,583 shares to be granted to our executive officers) immediately following the pricing of this offering at an exercise price equal to the initial public offering price. See “Equity Compensation Plan Information — Equity Incentive Plan.”

SUMMARY CONSOLIDATED FINANCIAL DATA

The Film Department Holdings LLC (to be converted into The Film Department Holdings, Inc. in connection with this Offering) is a holding company that owns all of our businesses through its wholly owned subsidiaries. The historical financial statements and information presented in this prospectus are of The Film Department and its consolidated subsidiaries.

The summary historical financial data for the fiscal years ended December 31, 2009, 2008 and 2007 has been derived from our audited historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.

The summary unaudited as adjusted balance sheet information as of December 31, 2009 has been prepared to give effect to this Offering and the application of the proceeds received by us therefrom as if they had occurred on December 31, 2009. The summary unaudited as adjusted balance sheet information is for informational purposes only and does not purport to indicate balance sheet information as of any future date.

Because the data in this table is only a summary and does not provide all of the data contained in our financial statements, the information should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus.

			Period from
			May 22, 2007
			(Date of
			Inception)
	Year Ended	Year Ended	Through	Year Ended
	December 31,	December 31,	December 31,	December 31, 2009
	2009	2008	2007	Pro Forma(1)
	(In thousands, except percentages and per share amounts)

Operating Data:
Net revenues	$40,317	$—	$—	$40,317
Operating loss	(760)	(8,042)	(3,594)	(760)
Net loss	(9,976)	(14,103)	(5,637)	(9,976)
Net loss attributable to common stock	(9,976)	(14,103)	(5,637)	(9,976)
Earnings (loss) per share(2):
Basic earnings (loss) per share	(1.44)	(2.04)	(0.81)	(1.44)
Diluted earnings (loss) per share	(1.44)	(2.04)	(0.81)	(1.44)

The following table contains a summary of our balance sheet at December 31, 2009 and 2008.

	December 31,
	2009	2008	2009	2009
			Pro Forma(1)	Adjusted(3)
			(Unaudited)
			(Dollars in thousands)

Balance Sheet Data:
Cash, cash equivalents and restricted cash	$1,622	$17,621	$4,420	$33,024
Total assets	46,118	64,630	52,228	80,832
Total current liabilities	39,177	51,817	26,835	2,714
Long-term obligations	—	—	7,846	6,596
Redeemable Members’ Units	37,006	32,742	—	—
Members’ deficit	(30,065)	(19,929)	—	—
Total stockholders’ equity	$—	$—	$17,547	$71,522

(1)	Pro forma data assumes that the Corporate Conversion has been completed and that we have exercised the Call Right, and it gives effect to HWMP Investments we have received subsequent to December 31, 2009 and to repayments of the Second Lien Notes we have made subsequent to December 31, 2009.

(2)	Per share data is computed based upon the number of shares of common stock outstanding immediately after the Corporate Conversion applied to our historical net income (loss) amounts and gives retroactive effect to the conversion of our limited liability company interests into shares of common stock.

(3)	Adjusted to reflect the application of the net proceeds of this Offering as described in “Use of Proceeds.”

RISK FACTORS

Before you invest in the securities offered pursuant to this prospectus, you should be aware of the risks posed by such an investment. You should consider carefully the risk factors described below together with all of the other information included in this prospectus, and the exhibits to this prospectus. If any of the following risks actually occur, our business, financial condition, results of operations or prospects could be materially and adversely affected. In such case, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to the Company’s Business.

The Company has experienced significant liquidity constraints and could be challenged by similar constraints in the future.

Although the Company’s original business strategy was to produce and finance or co-finance up to six motion pictures per year, due to certain market dynamics caused by the 2007-2008 Writer’s Guild of America strike and the threat of a summer 2008 Screen Actors Guild strike, the Company was unable to achieve the desired level of theatrical production output as production prices were driven up with prospective investment returns on motion pictures conversely driven down. The result of the low production output was that we incurred two and one-half years of overhead and development costs (approximately $12.10 million for the year ended December 31, 2009; $8.04 million for the year ended December 31, 2008; and $3.59 million for the period from June 27, 2007 through December 31, 2007) before recognizing revenues related to Law Abiding Citizen and The Rebound in the third and fourth quarters of 2009. If we were to experience similar liquidity constraints in the future, we might have to limit or discontinue our operations and you could lose the entire amount of your investment.

We require additional financing, and without it we may have to limit or discontinue our operations. There is substantial doubt about our ability to continue as a going concern.

Our failure to raise additional capital or generate the cash flows necessary to finance our operations could force us to limit or cease our operations. Our business plan contemplates that we will finance a significant portion of each film’s production budget through external debt financing. Accordingly, we will need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things, finance the acquisition, production and/or distribution of motion pictures. If these events were to occur, we may have to limit or discontinue our operations and you could lose the entire amount of your investment.

The loss of Mr. Gill or Mr. Sacker would harm the Company’s business.

The Company will rely heavily on Mr. Gill and Mr. Sacker for its success and the loss of either of these officers could disrupt its business. Virtually all material decisions concerning the conduct of the business, including which motion pictures the Company will develop and produce, are made or significantly influenced by Messrs. Gill and Sacker. The Company’s amended and restated executive services agreements with Messrs. Gill and Sacker are each for an initial term of five years and expire on the fifth anniversary of the date of the Offering. While the Company believes that it will be able to enter into comparable executive services agreements with them at the end of such terms as necessary, the Company cannot assure investors that it will be able to enter into new agreements with Mr. Gill or Mr. Sacker at the expiration of their current agreements. Should the Company fail to continue to engage Mr. Gill or Mr. Sacker, the Company may not be able to maintain the visibility in the industry that is necessary to maintain and extend its production, financing and distribution agreements and attract high quality talent.

The recent global recession has adversely impacted the market for films produced by independent studios, and the recovery of the independent film market may depend on the recovery of the global economy.

As a result of the worldwide credit crisis, the international market for independent motion pictures has experienced significant changes. International distributor revenue and liquidity has suffered, and management believes these factors have driven down the acquisition prices paid for independent motion pictures by as much as 20 to 30% relative to pre-crisis prices. In addition, international distributors have become more cautious when considering entering into pre-sales agreements (i.e. prior to being able to view a completed motion picture). In the last year, five studio independent divisions have closed or significantly scaled back their operations (New Line, Picturehouse, Warner Independent, Paramount Vantage and Miramax Films) — which TFD management believes is due to the global recession and credit crisis, and the decline of the arthouse film market (i.e., upscale, intellectual films that generally are released on 20 to 500 U.S. screens, far less than the 1,000 to 3,000-screen nationwide releases planned for TFD films). A recovery of the independent film market may be conditioned on a recovery of the overall global economy. We cannot assure you that the market for independent films will recover, or, if such recovery does occur, when it will take place.

There is substantial doubt about our ability to continue as a going concern.

Our auditor’s report on our December 31, 2009 financial statements expresses an opinion that substantial doubt exists as to whether we can continue as an ongoing business. If we do not raise additional capital, we may be required to suspend or cease the implementation of our business plans. You may be investing in a company that will not have the funds necessary to continue to deploy its business strategies. In light of the fact that our auditors have issued an opinion that substantial doubt exists as to whether we can continue as a going concern, it may be more difficult for us to attract investors.

We have released only two films to international markets and one film to the U.S. market, and have not yet had a film distributed under our domestic distribution agreement with The Weinstein Company.

Since its formation, the Company has produced and released only two films: Law Abiding Citizen and The Rebound. Both films were released to international markets and Law Abiding Citizen was released in the North American market; distribution rights to The Rebound have been sold in every significant international territory and the film has been released in select international markets but has not yet been released in the U.S. market (TFD plans to do so in Summer 2010). Because of this extremely limited release history, we cannot assure you that our future productions will be of similar artistic quality or experience similar levels of box office success. Further, we have yet to release a movie under our domestic distribution agreement with The Weinstein Company, which represents a significant component of our overall domestic distribution strategy. We cannot assure you that our current domestic distribution plans will result in the successful wide release of our films, nor that our distribution agreement with The Weinstein Company will ultimately prove profitable for the Company.

Our business is dependent upon the success of a limited number of releases each year, and the commercial failure of one or more of them could have a material adverse effect on our business.

We expect to release a limited number of feature films per year for the foreseeable future. The commercial failure of even one of those films could result in a significant adverse impact on our results of operations, not only in the year of release but also in future periods. If the Company is unable to develop a track record of successful releases, it may become more difficult for the Company to attract high quality talent and other qualified personnel.

The Company cannot assure investors that its films will be commercially successful. If the commercial performance of the movies selected by the Company for production falls short of expectations, the Company’s revenues would be negatively impacted, which could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company’s revenues could decline if it fails to meet its production goals and release schedules.

The production and distribution of motion pictures are subject to numerous uncertainties, including financing requirements, the availability of desired talent and quality material, and the release schedule of the major motion picture studios and independent production companies. If the Company fails to meet its production goals and release schedules, its revenues would decline. The Company intends to produce approximately 20 films during the first five years following this Offering. The Company cannot assure investors that its goals will be met in the future. The Company also cannot assure investors that any of the pictures scheduled for release in the future will be completed on budget, or at all, or released following completion.

If the Company does not complete a motion picture on schedule or within budget, its ability to generate revenue may be diminished or delayed.

The Company’s success depends on its ability to complete the films on schedule and within budget. The Company’s ability to adhere to these schedules and budgets will depend upon many factors that are not necessarily within the control of the Company, including but not limited to: (i) whether the Company can attract suitable production and creative staff within its budget; (ii) the timing of the availability of principal cast members; (iii) the continued availability of selected directors, producers, actors and other key personnel; (iv) delays caused by unpredictable weather; (v) the availability and affordability of desirable locations; and (vi) the Company’s ability to secure appropriate facilities for post-production work in a timely fashion.

Therefore, the Company cannot be certain that production of any of the films will occur on schedule or within budget. If the Company is forced to exceed its production budgets due to unforeseen problems, it may be required to raise additional capital in the form of short-term debt or equity. There is no assurance that the Company will be able to secure additional debt or equity, or that approvals will be obtained to raise more equity. Additionally, if the Company does not complete the films on schedule, their distribution will be delayed and it will increase the time before the Company begins to generate revenues, which may reduce the ultimate financial return to investors.

Because it will be difficult to project the future revenues of the films individually or cumulatively, the Company’s results of operations may vary substantially from quarter to quarter and year to year.

The Company has limited operating history from which to base future operating performance. The Company’s ability to forecast accurately its revenues is further limited because motion picture productions have long production cycles that make it difficult to predict the periods in which motion pictures will be completed, and in turn, released pursuant to a release schedule. Further, if the Company increases its average production budgets or overhead, it may increase the financial risks associated with film production. Since some portion of the Company’s operating expenses are fixed in the short-term, the Company may not be able to quickly reduce spending if revenues are lower than projected. If the Company does not achieve its expected revenues, operating results will be below expectations.

The Company was formed in May 2007 and has a very limited operating history during which time we incurred a members deficit of $30.07 million through December 31, 2009. There is no assurance to investors that the Company will operate profitably, and if the Company cannot, it may not be able to meet its obligations regarding debt service, working capital requirements, capital expenditure plans, anticipated production of films or other cash needs. The inability to meet those needs could have a material adverse effect on the Company’s business, results of operations and financial condition.

Accounting principles for the motion picture industry require regular revisions to the estimated revenues from the Company’s films which may negatively affect our results of operations.

In accordance with U.S. generally accepted accounting principles (“GAAP”) applicable to the motion picture industry, the Company intends to amortize production costs based on current estimates of the total revenues expected to be received from a film. The Company will be required to regularly review these estimates and revise them when necessary. As a result, actual results of operations may vary from period to period based on revisions in estimates caused by changes in conditions affecting the motion picture industry in general and the viewing audience in particular. A downward revision in revenue estimates would potentially require a change in the amortization rate of a film’s costs resulting in reduced or negative earnings.

The Company faces substantial capital requirements and financial risks.

The production, acquisition and distribution of motion pictures require a significant amount of capital. A material amount of time may elapse between the expenditure of funds on a particular motion picture and the receipt of commercial revenues from that motion picture. This timing gap requires that the Company fund a significant portion of its capital requirements from its equity capital and from other sources of debt and equity funding.

In accordance with GAAP for the motion picture industry, the Company will be required to expense advertising costs as they are incurred, which may also cause the Company’s results of operations to vary substantially from quarter to quarter and year to year.

If production and acquisition costs increase in the future, that could adversely affect the Company’s margins and therefore its profitability.

The costs of producing, marketing and distributing motion pictures, both for the major studios and independent distributors have increased significantly in the past decade. The production costs, also referred to as negative costs, are the various costs, charges and expenses incurred in the acquisition and production of a motion picture. Production costs may continue to increase in the future, thereby increasing the capital required for the operations of motion picture producers and distributors, and the risk borne by these parties. In addition, as part of its overall business strategy, the Company intends to produce and co-finance motion pictures that the Company’s management believes have greater production values, but more focused audience appeal. As a result of this focused strategy, the Company anticipates that in the future its costs and expenses will rise only moderately. However, if these costs rise at a greater rate than budgeted or if the Company is not able to increase revenues from such productions at the same rate as costs, this could have a substantial negative impact on its financial condition and profitability.

Credit Facility Risk.

Compliance with restrictions and covenants in the Company’s anticipated debt agreements may limit the Company’s ability to implement elements of its business strategy.

The Company currently intends to finance its future motion picture productions in part with funds made available to it under one or more loan or credit arrangements with as yet unidentified third-party financing sources (“Credit Facilities”). The Company expects that the documents governing the Credit Facilities will contain restrictive covenants, possibly including restrictions or prohibitions on dividends, capital expenditures, indebtedness and the redemption of ownership interests, which may limit its ability to operate the business or implement elements of its business strategy. If the Company fails to comply with the covenants and conditions in these Credit Facilities, an event of default would exist under one or more Credit Facilities, which could result in the early termination of the Credit Facilities by the facility providers. The Company cannot assure investors that it will be able to comply with these or other covenants or conditions in the future, generate sufficient cash flow to repay the indebtedness to be incurred under such credit facilities or that the terms of these Credit Facilities will not limit its ability to operate its business or implement elements of its business strategy. The Company further cannot assure investors that, in the event the need arises, it will be able to obtain additional financing or to refinance its indebtedness under these Credit Facilities on terms acceptable to the Company, or at all.

We require additional financing, and without it we may be unable to theatrically release our films.

Our failure to raise print and advertising (“P&A”) financing necessary to promote our films theatrically would have a negative impact on our business. Our business plan contemplates that we will finance distribution expenses of our films in the United States through an $85 million external, high-coupon debt facility and a $72.5 million senior debt “ultimates” facility (in the movie industry, “ultimates” refers to the net revenue from all sources realized by a studio for a particular film after subtracting all costs and expenses related to production, marketing, and distribution of the film) which Management expects to contain an accordion feature increasing the total availability of the facility to $100 million. Accordingly, we will need to raise these additional funds, and we may not be able to obtain additional debt financing on favorable terms, if at all. Further, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things, finance the distribution of our motion pictures, which would negatively impact our business in a significant manner.

Although it is our intent to secure the high-coupon debt facility and senior debt “ultimates” facility concurrently with the closing of this Offering or shortly thereafter, we cannot assure you that we will be successful in doing so. If we are unable to obtain either of these two debt facilities, it may impair our ability to launch our distribution and marketing operation.

The Company is required to obtain completion bonds on the motion pictures it produces as part of the requirements of its single-picture bank loans and may be unsuccessful in securing completion bonds for future films.

As a requirement of their commitments to supply the financing under their respective single-picture bank loans, the lenders will demand that the Company obtain completion bonds from a completion bond company before initiating production on a film. A completion bond is a promise by a third party, which is typically a completion bond company, that a film will be completed and delivered by a particular date. Under the terms of a completion bond, if the Company requires additional funds to complete a film by the delivery date, the completion bond company will either disburse these funds or cause the Company to abandon production and repay its expenditures toward the production of the film. The costs associated with securing a completion bond will increase the budget of a film. Further, if the Company were unable to obtain a required completion bond on acceptable terms for any individual film, it could not begin production on that film. The Company’s inability to secure a completion bond on acceptable terms when required to do so may reduce the number of films it can produce.

If our motion picture releases fail to meet revenue expectations, our access to credit to fund P&A expenses may be significantly curtailed or eliminated altogether.

The capital structure of the U.S. distribution operation contemplates that P&A expenses will first be paid from proceeds of the P&A High-Coupon Debt Facility described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources-Future Debt Financing.” In addition to the P&A High-Coupon Debt Facility, it is contemplated that the Senior P&A Ultimates Facility (as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources-Future Debt Financing”) may also be utilized to pay for the ongoing P&A expenses. Therefore, if the results of those movies funded with the P&A High-Coupon Debt Facility fail to meet expectations, the Company could experience a liquidity crisis due to limited access to the senior P&A facility.

Production Risk.

The Company’s options on its development projects may expire prior to exercise.

When the Company is interested in acquiring the rights to a literary work, it typically enters into an agreement with the rights holder pursuant to which the Company acquires an option to purchase the literary work at a later date. This allows the Company the right to develop and start pre-production on the literary work to determine if it would like to continue the process and put it on its slate of films. By optioning the literary work, among other things, it means the property can no longer be shopped around to other companies during the term of the option. If the Company subsequently elects to acquire the underlying rights to the property, it must exercise the option and pay a pre-negotiated purchase price in order to do so. It is possible that the Company may not have the cash it requires to pay the purchase price at or before the option expiration date and therefore would be unable to acquire the rights to the underlying literary property. While the Company intends to take all steps necessary and appropriate to ensure that it maintains the capital resources required to make such payments, the inability to do so would have a negative impact on our business.

If the Company is unable to continue to attract creative talent, the quality and/or commercial success of the motion pictures it produces may decline.

The Company believes the success of a motion picture is tied closely to recruiting high-quality creative personnel for production and, if the Company is unable to attract such creative talent, the motion pictures it produces and finances may be less commercially successful. Through special-purpose production service companies, directors, actors and screenplay writers will be contracted for on a motion picture-by-motion picture basis. Competition for these quality creative artists is intense. Since the quality and success of a motion picture is largely dependent on the artists who created it, the Company’s inability to attract first-rate creative talent could cause the quality and/or commercial success of the motion pictures it produces and finances to decline.

Our schedule of feature films will place a significant strain on our resources.

Our business plan contemplates that we will simultaneously produce more than one feature film. Our future performance will depend on a number of factors, including our ability to recruit, motivate and retain qualified personnel. Due to the strain on our personnel from the effort required to produce a film and the time required for development of future films, it is possible that we will be unable to maintain our production and release schedule. We may be required to expand our employee base, increase capital expenditures and/or procure other additional resources in order to accomplish the scheduled production and release of our feature films. This growth and expansion could place a significant strain on our resources. We cannot assure you that we will be able to release any of our films on the targeted schedule or that this strain on resources will not have a material adverse effect on our business, financial condition or results of operations.

Because the terms of a standard completion bond state that the bond company may take control of the production if the Company does not produce the film on schedule and within budget, the artistic integrity and commercial viability of the film may be reduced.

In those instances where a completion bond is secured to guarantee the production of a film, the Company’s failure to complete any film on schedule or within budget could result in the completion bond company taking over production. If a completion bond company takes over production, it has the right to replace members of the production team, including Mr. Gill and Mr. Sacker. The loss of Mr. Gill or Mr. Sacker may reduce the quality of any finished film or limit the Company’s ability to promote the film in accordance with original promotion plans, all of which may harm the Company’s business.

Risks Associated with the Motion Picture Industry.

The Company’s future results of operations may be adversely affected by a labor strike.

Many film productions employ members of a number of entertainment industry guilds and unions, including, without limitation, the Writers Guild of America, the Screen Actors Guild, the Directors Guild of America, the International Alliance of Theatrical and Stage Employees, the Teamsters and the Alliance of Canadian Cinema, Television and Radio Artists. A strike by one or more of the unions that provide personnel essential to the production of motion pictures could delay or halt the Company’s ongoing production activities. Such a halt or delay, depending on the length of time, could cause a delay or interruption in the release of new motion pictures, which could have a material adverse effect on the Company’s business, results of operations or financial condition. The Company is a signatory to several unions (e.g., the Screen Actors Guild), and as such the Company (through one or more of its subsidiaries) generally affiliates with one or more unions on a per production basis in connection with most (if not all) of its productions. In the event that any collective bargaining agreement is allowed to expire and a strike occurs, the Company’s ability to produce motion pictures will be materially adversely affected and the Company’s revenues and results of operations in future periods may be adversely affected.

The Company’s revenues and results of operations may fluctuate unexpectedly due to factors such as the timing of releases of competing motion pictures, the public acceptance of the motion pictures produced by the Company, and other factors that the Company cannot control.

The Company cannot assure the economic success of any motion picture it produces or co-finances because the production, completion and distribution of motion pictures is subject to numerous uncertainties, including the availability of creative talent, the release schedule of competing motion pictures, acceptance by the public and other factors. Predicting the economic success of a motion picture also is made difficult by the fact that the rights to a motion picture are often purchased at a very early stage in the motion picture’s development. The Company is thus exposed to the risk of acquiring rights to motion pictures that cannot be exploited as anticipated. In addition, the commercial success of a motion picture also depends upon the quality and acceptance of other competing motion pictures released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Therefore, there is a substantial risk that some or all of the motion pictures the Company produces and co-finances will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized. If some or all of these motion pictures are not commercially successful, the creative community may look to the Company’s competitors to produce and finance their motion pictures. This will have a material adverse effect on the Company’s business, and its results of operations could fall short of its expectations.

If the Company incorrectly projects revenues of its motion pictures, industry accounting methods require it to accelerate the amortization of production costs and recognize unanticipated book losses.

The Company’s results of operations in future years depend on its ability to project revenues of its titles because, in accordance with U.S. GAAP and industry practice, the Company amortizes film costs for each motion picture using the “individual-films-forecast” method. Under this method, costs are amortized for each motion picture in the ratio that revenues earned in the current period for a particular motion picture title bear to management’s estimate of the total revenues to be realized from all media and markets for that motion picture title. The Company’s management will regularly review, and revise when necessary, the total revenue estimates on a motion picture-by-motion picture basis, which may result in a change in the rate of amortization and/or a write-down of the motion picture asset to net realizable value. As a result, in the event the Company’s initial total revenue estimates for a title were too high, under the industry’s accounting method, it would immediately recognize the entire loss in instances where it expects that a motion picture will not recover its investment. Comparatively, the profit of a successful motion picture must be deferred and recognized over the entire revenue stream generated by the individual picture. Accordingly, the Company’s revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future period.

There is a risk of an oversupply of motion pictures in the marketplace that may cause the Company to experience a decline in revenues and harm its results of operations.

The number of motion pictures released by the Company’s competitors, particularly the major U.S. motion picture studios, especially during peak periods, may create an oversupply of product in the market, and may reduce the Company’s share of gross box-office receipts and make it more difficult for the Company’s motion pictures to succeed. Oversupply may become most pronounced during peak release times, such as school holidays and national holidays, when theater attendance is expected to be highest. The Company cannot guarantee that it will be able to release all of its films during peak release times as scheduled. An oversupply of competing motion pictures may cause its revenues to decline and may harm its results of operations.

Some of the Company’s competitors are able to devote greater financial resources to the acquisition and production of motion pictures. Consequently, even with the Company’s planned addition of U.S. marketing and distribution capability, the Company may be unable to achieve its projected financial results.

The Company will compete with major studios, large diversified entertainment companies, independent motion picture and television production and distribution companies, companies in other industries which create alternative forms of leisure activities and other companies. The Company’s principal competitors are companies that are part of large diversified corporate groups with a variety of operations, including studios, television networks, cable channels and distribution divisions, including the major studios and independent production companies. Many of these companies have a variety of operations in addition to the production of motion pictures, including television network libraries and cable channels that can provide a means of distributing their products and providing a stable source of revenues to offset fluctuations in the financial performance of their motion picture operations.

The Company will rely almost exclusively on its motion picture operations for its revenues. In order to compete more effectively and expand its motion picture operations, and in light of recent developments in the motion picture industry, the Company plans to capitalize on its success to date by adding U.S. marketing and distribution capacity, which would allow the Company to release its own films as well as third-party films. Motion picture acquisition, production and distribution are highly competitive businesses, and the Company cannot assure investors that it will compete effectively in these businesses, that it will be able to successfully form the desired alliances with third parties or distribute any third party films or that the planned expansion of its motion picture operations will have the desired increase in revenue and profitability for the Company. If the Company is unable to compete effectively in the U.S. marketing and distribution capacity or in the motion picture acquisition, production and distribution industry in general, it will have an adverse effect on its business as a whole.

Because some of the Company’s films may contain mature themes, it may be subject to ratings restrictions and censorship which would reduce its ability to commercialize its motion pictures.

The Company intends to produce films in such a manner that they will ultimately receive a rating classification from the MPAA no more restrictive than “R.” However, many of the films will contain mature themes, and it is difficult to predict how the MPAA will ultimately classify the Company’s motion pictures. If a film does not initially obtain a rating less restrictive than “NC-17,” then the Company will need to make revisions before exhibiting the film, further adding to its expenses and potentially adversely affecting the artistic quality or commercial appeal of the film.

The Company is dependent on the activities of significant exhibitors and other distribution channels.

The Company’s ability to successfully exploit its films is dependent on the contractual arrangements and other relationships it has with motion picture exhibitors, home entertainment retailers and rental outlets, and broadcasters or other distribution media. For many of the distribution platforms through which a motion picture distributor releases motion pictures, certain key chains and operators in a territory exercise significant control over access to the relevant distribution media. Additionally, as a result of changes in the theatrical exhibition industry, including reorganizations and consolidations, the number of available screens may decrease, thus reducing the number of motion pictures that may be distributed in the market at any one time. If the number of screens decreases, theatrical box office receipts may also decrease. Similarly, the ability to secure “shelf space” and other premium distribution opportunities with major retailers or video outlets directly affects the ability to drive higher sell- through or rental revenues. Accordingly, any failure by a motion picture distributor to develop or maintain its relationships with important market participants in its distribution channels could have a material adverse effect on the Company’s business.

The Company may fail to secure a satisfactory distribution agreement for home video distribution of its films, or may fail to secure renewal on favorable terms of such a distribution agreement.

The Company is in final negotiations with Twentieth Century Fox for distribution of its films to the home video/DVD/VOD market because of the economies of scale and market penetration of these firms. If we fail to reach a satisfactory agreement or achieve renewal after the initial term if an agreement is reached, our revenues will be negatively impacted and our profitability will suffer. Failure to successfully reach home video markets may also limit the visibility of our films and our “brand” among end consumers and within the film industry, thereby making it more difficult to cast and market future productions.

The Company is reliant on The Weinstein Company (“TWC”) for a number of important aspects of its operations. If TWC ceases certain of its operations or does not continue as a going concern, the Company’s business may be severely impacted.

The Company has reached agreements with TWC to handle its theatrical distribution, pay television output, free television sales and international sales. If TWC ceases certain of its operations or does not continue as a going concern, the Company’s revenues and operations may be substantially impacted, and there is no assurance that the Company would be able to replicate any of these functions at a comparable level in-house or with other third parties.

Fluctuations in the value of the U.S. Dollar against foreign currencies could adversely impact our production costs and the fees we are able to charge our international licensees.

In the future, we may film or conduct certain of our production activities in international locations. If the value of the U.S. Dollar falls with respect to the domestic currency of a foreign country in which we are conducting production activities, and we have not hedged against such a decrease, the price in dollars of these production activities will rise proportionately.

Similarly, substantially all of our international licensing agreements are denominated in U.S. Dollars. If the U.S. Dollar appreciates against some or all of the domestic currencies of our various international licensing territories, then the cost of these licenses to our international distributors will rise proportionately. If such appreciation occurs, it will place a downward pressure on our licensing fees and decrease the economic competitiveness of our films against those produced in non-U.S. markets.

The Company’s revenue and profitability may be negatively affected by advances in technology that create alternative forms of entertainment.

The entertainment industry in general and the motion picture industry in particular continue to undergo significant changes, primarily due to technological developments. Due to this rapid growth of technology and shifting consumer tastes, the Company cannot accurately predict the overall effect that such changes may have on the potential revenue from, and profitability of, motion pictures. In addition, certain distribution outlets for the motion pictures the Company produces and co-finances may not obtain the public acceptance that was predicted. This may result in the Company paying higher distribution fees or receiving lower licensing fees when it renegotiates its distribution agreements.

Motion picture piracy may adversely affect the Company’s ability to maximize its revenues.

Motion picture piracy is extensive in many parts of the world, including South America, Asia (including Korea, China and Taiwan), the countries of the former Soviet Union and other former Eastern bloc countries. The Motion Picture Export Association, the American Motion Picture Marketing Association and the American Motion Picture Export Association monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, these various trade associations have enacted voluntary embargoes on motion picture exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing motion picture piracy. In addition, the U.S. government has publicly considered implementing trade sanctions against specific countries which, in the opinion of the U.S. government, do not prevent copyright infringement of U.S.-produced motion pictures. There can be no assurance, however, that voluntary industry embargoes or U.S. government trade sanctions will be enacted. If enacted, such actions could impact the amount of revenue that the Company realizes from the international exploitation of motion pictures depending upon the countries subject to such action and the duration of such action. If not enacted or if other measures are not taken, the motion picture industry (including the Company) may continue to lose an indeterminate amount of revenue as a result of motion picture piracy.

Changes in the preferences of audiences may have a long-term adverse impact on licensing revenues, particularly in Japan and other international markets.

Non-U.S. markets have traditionally represented a significant source of licensing revenue for motion picture studios, and our business strategy contemplates that a substantial portion of our revenue will be derived from non-U.S. licensing agreements. The Japanese market historically has shown a high demand for English-language films, particularly those produced in the U.S. Recently, however, Japanese-language films have become increasingly popular with Japanese audiences. As a result, demand for English-language films has dropped, driving down the prices paid by Japanese distributors for rights to U.S. motion pictures. It is possible that the recent preference of Japanese audiences for films in their native language will continue, or even increase, in the future. If so, we cannot guarantee that we will be able to replace this historically important revenue source with licensing revenues from other international markets. In addition, other non-U.S. markets could undergo similar changes, which could result in decreased demand for English-language films. Any changes in consumer preferences or market demands that reduce our non-U.S. licensing revenues will have a negative impact on our business.

Risks Related to the Offering.

Management has significant discretion over the use of proceeds from the Offering.

The Company’s management, including its Board of Directors, has significant discretion over the use of proceeds raised in this Offering. Therefore, investors must rely on the judgment of the Company’s management in the application of the proceeds from the Offering.

Because the Company will spend significant funds with no ability to predict whether a film will be successful, the investors will encounter substantial financial risk.

Producing motion pictures requires that the Company spend significant funds based entirely on its preliminary evaluation of a film’s commercial potential. It is impossible, with a high degree of accuracy, to predict the success of any film before its production starts. The ability of a film to generate revenues will depend upon a variety of unpredictable factors, including: (i) public taste, which is always subject to change; (ii) the quantity and popularity of other films and leisure activities available to audiences upon a film’s release; (iii) the competition for exhibition at movie theatres, for shelf space with video retailers, on network, cable and syndicated television and through other forms of distribution; (iv) the potential inability of the Company to accurately estimate the revenue it can achieve resulting from international distribution licenses in its films; and (v) the fact that not all films are distributed in all media. For any of these reasons, a motion picture may be commercially unsuccessful and the Company’s business may suffer.

Purchasers in this Offering will experience immediate and substantial dilution in the book value of their investment.

The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this Offering. Therefore, if you purchase our common stock in this Offering, you will incur immediate dilution of $5.22 in net tangible book value per share from the price you paid. In addition, following this Offering, purchasers in the Offering will have contributed 55.76% of the total consideration paid by our stockholders to purchase shares of common stock. For a further description of the dilution that you will experience immediately after this Offering, see the “Dilution” section of this prospectus.

We will issue warrants to Girard Securities, Inc. concurrent with the public offering.

We will issue to Girard Securities, Inc. (“Girard”), concurrent with the public offering or as soon as practicable thereafter, as compensation for financial advisory services, warrants to purchase an aggregate of 160,000 shares of common stock (the “Girard Warrants”). The Girard Warrants may be exercised at any time beginning 180 days following the effective date of this registration statement and ending on the fifth anniversary of the effective date of this registration statement. Holders of the Girard Warrants may purchase shares of common stock at an exercise price equal to 120% of the offering price of the shares in this Offering.

During the term of the Girard Warrants, their holders will have the opportunity to profit from an increase in the price of the shares. The existence of the Girard Warrants may adversely affect (1) the market price of the shares if they become publicly traded and the (2) terms on which we can obtain additional financing. The holders of the Girard Warrants can be expected to exercise them at a time when we would, in all likelihood, be able to obtain additional capital on terms more favorable than those contained in the Girard Warrants. Please see “Underwriting” and “Description of Capital Stock and Related Shareholder Matters” for additional information regarding the Girard Warrants and our common stock.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Because there is no existing market for our common stock, our initial public offering price may not be indicative of the market price of our common stock after this Offering, which may decrease significantly.

Prior to this Offering, there has not been a public market for our common stock, and an active trading market may not develop or be sustained after this Offering. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this Offering. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market on the NASDAQ Global Market or otherwise or how liquid that market might become. Further, we cannot assure that our application for listing on the NASDAQ Global Market will be successful; if our application is not successful, the development of an active trading market in our stock will be significantly hindered. The lack of an active market may reduce the value of your shares and impair your ability to sell your shares at the time or price at which you wish to sell them. An inactive market may also impair our ability to raise capital by selling additional shares of our common stock and may impair our ability to use equity-based incentives to recruit and retain employees.

Our stock price may be volatile, and the market price of our common stock after this Offering may drop below the price you pay.

The market price of our common stock could be subject to significant fluctuations after this Offering, and it may decline below the initial public offering price. Market prices for securities of early stage companies have historically been particularly volatile. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price.

We do not expect to pay any cash dividends on our common stock for the foreseeable future.

We do not anticipate paying any cash dividends on our common stock for the foreseeable future. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our common stock and may lose some or all of the amount of your investment. Any determination to pay dividends in the future on our common stock will be made at the discretion of our Board of Directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors that our Board of Directors deems relevant.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission (“SEC”), require us to adopt corporate governance practices applicable to public companies. We also expect to incur additional compliance costs as a result of our common stock being included for quotation on the NASDAQ Global Market. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly. We will incur additional costs associated with our public company reporting requirements. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain our desired coverage. In the aggregate, we estimate that additional annual costs related to being a public company will be between $1 million and $2 million. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as executive officers.

Our executive officers do not have significant experience in managing a public company, which could hamper our ability to function effectively as a public company.

Our management team has historically operated our business as a privately-owned limited liability company. The individuals who now constitute our senior management do not have significant experience managing a publicly-traded company. Due to the very limited experience of our executive officers with the management of publicly-traded companies, we may experience difficulty in fully complying with accounting pronouncements and public filing requirements on a timely basis. If we are unable to comply, our financial condition could be adversely affected.

In addition, although we are in the process of updating our systems and processes to public company standards, such systems and processes in some aspects still reflect those of a non-public limited liability company. As a result, we cannot assure you that we will be able to execute our business strategy as a public company. You should be especially cautious in drawing conclusions about the ability of our management team to provide guidance or other forward-looking information regarding our operating or financial results with a reasonable degree of consistency and accuracy.

Our compliance with the Sarbanes-Oxley Act and SEC rules concerning internal controls will be time consuming, difficult, and costly.

It will be time consuming, difficult and costly for us to develop and implement the additional internal controls, processes and reporting procedures required by the Sarbanes-Oxley Act. We may need to hire additional financial reporting, internal controls, processes and reporting procedures personnel. If we are unable to comply with the requirements of the Sarbanes-Oxley Act, we may not be able to obtain the independent accountant certifications that the Sarbanes-Oxley Act requires publicly traded companies to obtain.

If we fail to comply in a timely manner with the requirements of Section 404 of the Sarbanes-Oxley Act regarding internal control over financial reporting, or if we identify or fail to remedy any material weaknesses in our internal controls, such failures could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information, limit our ability to raise capital and have a negative effect on the trading price of our common stock.

Under Section 404 of the Sarbanes-Oxley Act and current SEC regulations, beginning with our annual report on Form 10-K for our fiscal year ending December 31, 2010, we will be required to furnish a report by our management on our internal control over financial reporting. We will soon begin the process of documenting and testing our internal control procedures in order to satisfy these requirements, which is likely to result in increased general and administrative expenses and may shift management time and attention from revenue-generating activities to compliance activities. While we expect to expend significant resources to complete this important project, we may not be able to achieve our objective on a timely basis.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation, bylaws and Delaware law will contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our Board of Directors. Our corporate governance documents include provisions:

•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our Board of Directors;

•	controlling the procedures for the conduct and scheduling of Board of Directors and stockholder meetings;

•	providing the Board of Directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings;

•	limiting the determination of the number of directors on our Board of Directors and the filling of vacancies or newly created seats on the board to our Board of Directors then in office; and

•	providing that directors may be removed by stockholders only for cause.

These provisions, alone or together, could delay hostile takeovers and changes in control of our Company or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law (“DGCL”), which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements that involve a number of risks and uncertainties.

Certain information in this prospectus contains statements that are forward-looking in nature. All statements included in this prospectus, or made by the management of The Film Department, other than statements of historical fact, are hereby identified as “forward-looking statements.” Examples of forward-looking statements include statements regarding our future financial results, operating results, business strategies, projected costs, products under development, competitive positions and plans and objectives of The Film Department and our management for future operations. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “would,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Any expectations based on these forward-looking statements are subject to the “Risk Factors” discussed herein. These risk factors could affect our future operating results and financial condition and could cause actual results to differ materially from expectations based on forward-looking statements made in this document or elsewhere by us or on our behalf.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus to conform them to actual results. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the caption “Risk Factors.”

We operate in a continually changing business environment and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on our businesses or the extent to which any factor or combination of factors may cause actual results to differ materially from those projected in any forward-looking statements. In light of these future risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

You should carefully read this prospectus in its entirety. It contains information that you should consider when making your investment decision.

USE OF PROCEEDS

We estimate that we will receive net proceeds from our offering of our common stock, after deducting the estimated underwriting discount and commissions and the other estimated offering expenses payable by us, of approximately $53,975,000, or approximately $62,255,000 if the underwriters exercise their over-allotment option in full, in each case assuming the shares are offered at $11.00 per share, the mid-point of the estimated price range set forth on the cover page of this prospectus.

We currently expect to use the net proceeds from this Offering as follows:

•	approximately $24.12 million to accelerate the repayment of our Second Lien Notes (which currently accrue interest at a rate of 16% per annum and are due upon the consummation of this offering) as described below;

•	approximately $1.25 million to pay down the production loan for Earthbound (which bears interest at the lender’s base rate plus 3% or LIBOR plus 4%, at the election of the borrower, and is due June 1, 2011), as described below; and

•	approximately $28.60 million to fund the equity portion of our planned production and acquisition of films, overhead, working capital and general corporate purposes.

In addition to the net proceeds of this Offering, we also expect to receive approximately $36.00 million in additional proceeds from Law Abiding Citizen. These funds, when combined with the above $28.60 million in available offering proceeds after repayment of the Second Lien Notes and paydown of the production loan for Earthbound, will give the Company approximately $64.60 million to finance the equity portion of its film projects (approximately 50% of each budget), as well as acquisitions and overhead. The Company also expects to receive additional revenue from The Rebound and Earthbound.

While we estimate that these Law Abiding Citizen proceeds, together with anticipated proceeds from The Rebound and Earthbound, would be sufficient to repay in full our Second Lien Notes (which currently accrue interest at a rate of 16%), we intend to accelerate such repayment by using approximately $24.12 million of the net proceeds of this Offering to fully repay the Second Lien Notes immediately following closing of the Offering. The Second Lien Notes have a scheduled maturity date of June 27, 2011 but become due upon the consummation of this offering, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — HWMP Investment and Recapitalization.” Accordingly, the additional proceeds we receive from Law Abiding Citizen, as well as proceeds we receive from The Rebound and Earthbound, will be available to us for working capital and for general corporate purposes. To the extent that the amount of such proceeds we actually receive is less that what we currently anticipate, it will reduce the funds we have available for working capital and general corporate purposes.

The expected uses of the net proceeds from this Offering reflect our current intentions based on our present plans and business conditions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we receive from this Offering. The amounts and timing of our actual expenditures will depend on numerous factors, including our ongoing development and production activities and the launch of our distribution function. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of management regarding the application of the net proceeds from the Offering. We may find it necessary or advisable to use the net proceeds for other purposes. Pending application of these proceeds, we intend to invest the net proceeds of this Offering in highly liquid, investment grade securities.

CAPITALIZATION

The following table sets forth our actual consolidated cash and cash equivalents and capitalization as of December 31, 2009 to give effect to (1) the issuance of [5,454,545] shares of common stock by us in this Offering, after deducting underwriting discounts and estimated offering expenses, and (2) the application of the estimated net proceeds to us as described in “Use of Proceeds.”

The information in this table should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of December 31, 2009
	Actual	Pro Forma(1)	As Adjusted(2)
	(Dollars in thousands)

Cash and cash equivalents	$204	$3,002	$31,606

Restricted cash	$1,418	$1,418	$1,418

Debt obligations		7,846	6,596
Second Secured Lien Notes	$36,486	$24,121	$—

Total debt	$36,486	$31,967	$6,596
Redeemable members’ units	$37,006	—	—
Members’ deficit	$(30,065)	—	—
Stockholders’ equity:
Common stock, par value $0.001 per share, 100,000,000 shares authorized, [12,377,622] shares issued and outstanding	—	$7	$12
Additional paid-in capital	—	$47,605	$101,575
Retained earnings	—	$(30,065)	$(30,065)

Total capitalization	$43,427	$49,514	$78,118

(1)	Pro forma data assumes that the Corporate Conversion has been completed and that we have exercised the Call Right, and it gives effect to HWMP Investments we have received subsequent to December 31, 2009 and to repayments of the Second Lien Notes we have made subsequent to December 31, 2009. Per share data is computed based upon the number of shares of common stock outstanding immediately after the Corporate Conversion applied to our historical net income (loss) amounts and gives retroactive effect to the conversion of our limited liability company interests into shares of common stock.

(2)	Adjusted to reflect the application of the net proceeds of this Offering as described in “Use of Proceeds.”

DIVIDEND POLICY

We currently intend to retain any future earnings to finance our business operations. We do not intend to declare or pay cash dividends on our capital stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. Our ability to pay dividends on our common stock may be restricted by the terms of any future debt, preferred stock or other securities.

DILUTION

Dilution is the amount by which the portion of the offering price paid by the purchasers of the common stock to be sold in this Offering exceeds the net tangible book value or deficiency per share of our common stock after the Offering. Net tangible book value or deficiency per share of our common stock is determined at any date by subtracting our total liabilities from our total assets less our intangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

Our net tangible book value as of December 31, 2009 (after giving effect to the Corporate Conversion) was approximately $17.55 million, or $2.53 per share of common stock. After giving effect to our receipt and intended use of approximately $53.98 million of estimated net proceeds (after deducting underwriting discounts and commissions and estimated offering expenses payable by us) from our sale of common stock in this Offering based on an assumed initial public offering price of $11.00 per share of common stock, the mid-point of the estimated range set forth on the cover page of this prospectus, our adjusted net tangible book value as of December 31, 2009 would have been approximately $71.52 million, or $5.78 per share of common stock. This amount represents an immediate increase in net tangible book value of $3.25 per share of our common stock to existing stockholders and an immediate dilution of $5.22 per share of our common stock to new investors purchasing shares of common stock in this Offering at the assumed initial public offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$11.00
Net tangible book value per share as of December 31, 2009 (after giving effect to the Corporate Conversion)	$2.53
Increase per share attributable to cash payments made by investors in this Offering	$3.25
Adjusted net tangible book value per share after this Offering	$5.78
Dilution per share to new investors	$5.22

If the underwriters exercise their over-allotment option in full, the adjusted tangible book value per share after giving effect to the Offering would be $6.05 per share. This represents an increase in adjusted net tangible book value of $3.52 per share to existing stockholders and dilution in adjusted net tangible book value of $4.95 per share to new investors.

A $1.00 increase (decrease) in the assumed initial public offering of $11.00 per share would increase (decrease) our adjusted net tangible book value per share after this Offering and decrease (increase) dilution to new investors by $0.56, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of December 31, 2009, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors in this Offering. As the table shows, new investors purchasing shares in this Offering will pay an average price per share substantially higher than our existing stockholders paid. The table below assumes an initial public offering price of $11.00 per share for shares purchased in this Offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

					Average
	Shares Purchased		Total Consideration		Price per
	Number	Percent	Amount	Percent	Share

Existing stockholders(1)	6,923,077	56%	$47,612,000	44.24%	$6.88
New investors	5,454,545	44%	$60,000,000	55.76%	$11.00
Total	12,377,622	100.0%	$107,612,000	100.0%	$8.69

(1) Amounts shown for existing stockholders assume the issuance immediately prior to the closing of this Offering of [136,364] shares of common stock to Eton Park Fund, L.P. and its affiliates pursuant the buyout agreement described more fully at “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — HWMP Investment and Recapitalization.”

To the extent that we grant restricted stock or stock options to our employees in the future and those options are exercised or other issuances of common stock are made, there will be further dilution to new investors.

CORPORATE CONVERSION

In connection with this Offering, our Board of Directors will elect to convert the Company from a Delaware limited liability company to a corporation organized under the laws of the State of Delaware (the “Corporate Conversion”). In order to consummate such a conversion, a certificate of conversion will be filed with the Secretary of State of the State of Delaware prior to the closing of this Offering.

Prior to giving effect to the Corporate Conversion, we had four classes of limited liability company interests: Class B, Class G and Class J units, or common units (referred to herein as the Class B units, Class G units and Class J units, respectively), and Class H management equity incentive units (referred to herein as the Class H units,). In connection with the Corporate Conversion, the Class B units, Class G units, Class H units and Class J units will be automatically converted into an aggregate of [6,923,077] shares of common stock. The allocation of such shares of common stock among the former holders of the Class B units, Class G units, Class H units and Class J units will be determined based upon the relative percentage ownership interests thereof at the time of conversion.

Organizational Structure

The diagram below depicts our organizational structure immediately following the consummation of this Offering and after giving effect to the exercise of the Call Right and the Corporate Conversion.

The Film Department — Corporate Organizational Structure

The Company maintains wholly-owned subsidiary entities responsible for particular components of the Company’s business. Subsidiaries fall into one of two general categories: (1) task-specific licensing entities, and (2) film-specific production entities. Task-specific entities include TFD Literary Acquisitions, LLC, the vehicle used to acquire screenplay rights and commission writing services; The Film Department International, LLC, which is responsible for international licensing of TFD-financed pictures Law Abiding Citizen and The Rebound; TFD Music, LLC and Film Department Music, LLC, which are responsible for the licensing of original scores composed for TFD pictures; and 8439 Holdings, LLC and 8440 Holdings, LLC, which are responsible for development of certain future projects. In preparation for the launch of its domestic distribution arm, TFD also intends to form a task-specific entity responsible for U.S. distribution of TFD films and films acquired from third parties. Existing film-specific entities include Rebound Distribution, LLC, the distribution company for The Rebound; LAC Films, LLC, the production and distribution company for Law Abiding Citizen; BD Productions, LLC, the production and distribution company for The Beautiful and the Damned; and Earthbound Films, LLC and Earthbound Productions, LLC, the distribution and production companies, respectively, for Earthbound. Going forward, the Company intends to establish at least one film-specific entity for the production of each greenlighted movie.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical financial data as of the dates and for the periods indicated. The selected historical financial data as of December 31, 2009, 2008 and 2007 and for each of the indicated periods ending on those dates have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

You should read the data presented below together with, and qualified by reference to, our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is included elsewhere in this prospectus.

	The Film Department Holdings LLC (Historical Values)
			Period from
			May 22, 2007
			(Date of
			Inception)
	Year Ended	Year Ended	Through
	December 31,	December 31,	December 31,
	2009	2008	2007
	(Unaudited)
	(In thousands, except per share data)

Operating Data
Net revenues	$40,317	$—	$—
Operating loss	$(760)	$(8,042)	$(3,594)
Net loss	$(9,976)	$(14,103)	$(5,637)
Earnings (loss) per share(1):
Basic earnings (loss) per share	$(1.44)	$(2.04)	$(0.81)
Diluted earnings (loss) per share	$(1.44)	$(2.04)	$(0.81)
Balance Sheet data
Cash, Cash Equivalents & Restricted Cash	$1,622	$17,621	$13,185
Total Assets	$46,118	$64,630	$53,031
Total Current Liabilities	$39,177	$51,817	$1,148
Long Term Obligations	$—	$—	$33,332
Redeemable Members’ Units	$37,006	$32,742	$24,506
Members’ Deficit	$(30,065)	$(19,929)	$(5,955)
Total Stockholders’ Equity	$—	$—	$—

(1)	Per share data is computed based upon the number of shares of common stock outstanding immediately after the Corporate Conversion applied to our historical net income (loss) amounts and gives retroactive effect to the conversion of our limited liability company interests into shares of common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements, which involve risk and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including, but not limited to, those discussed in “Risk Factors” and elsewhere in this prospectus.

Introduction

The Film Department is an independent movie finance and production company founded in 2007 by Mark Gill and Neil Sacker, two experienced film industry executives. Since that time we have produced two films and have concluded filming and entered post-production on a third. The first film released in the U.S., Law Abiding Citizen, has achieved $73 million in gross revenue at the North American box office and more than $117 million worldwide to date (which includes the North American box office).

Our business strategy is to produce four motion pictures with net budgets between $10 million and $45 million each year for release worldwide. The Company also plans to launch a U.S. distribution business, in which we would distribute movies that we produce along with approximately two to six additional movies produced by third parties. In general, motion pictures produced and/or distributed by The Film Department will be exhibited theatrically in the U.S. and internationally, followed by their release on DVDs, VOD, pay and basic cable television, broadcast television, digital media and other outlets (which may in some cases include exhibitors such as airlines and hotels).

Management believes that the Company has demonstrated its ability to successfully develop, produce and sell star-driven, moderate-cost, high-quality films to the marketplace, and that its forthcoming slate of 15 motion picture projects at various stages of development combined with a new U.S. distribution capability provides the Company with a robust pipeline and a solid foundation for future revenue growth.

However, box office success does not necessarily result in profitable operations. To be profitable, each film must generate at least enough revenue to cover the production, marketing and distribution costs directly attributable to such film. Additionally, the aggregate profits from the Company’s films must be sufficient to cover the Company’s other operating costs, including general and administrative expenses and interest expense, in order for the Company to achieve overall profitability.

At present, the Company’s overhead costs (including salaries, rent and development expenses) total approximately $5 million per year. In addition to current overhead costs, the Company intends to establish a U.S. marketing and distribution capability, which would incur additional annual overhead costs of approximately $5 million. Accordingly, in order for the Company to achieve an operating profit, its films must generate profits in an aggregate amount exceeding these costs (i.e., more than $10 million profit per year based on current and planned overhead costs).

The Company anticipates that its first two films will both be profitable on an ultimate basis, even though not all of the distribution rights have yet been exploited. In particular, the U.S. rights for The Rebound and Japanese rights for Law Abiding Citizen have not yet been exploited.

Additionally, it is important to note that pursuant to Accounting Standard Codification (“ASC”) 926, Entertainment Films (“ASC 926”), formerly AICPA Statement of Position 00-2 the Company is required to expense all marketing and distribution expenses for a film as incurred, whereas the revenues are recognized over a longer period of time as a film’s distribution rights are exploited. Therefore, a film which is estimated to be profitable on an ultimate basis may show a loss for the first year of its exploitation.

Factors and Trends that Affect Our Results of Operations

In reading our financial statements, you should be aware of the following factors and trends that we believe are important in understanding our financial performance.

Revenue Generation

The Film Department was formed in May 2007 and commenced business operations in June 2007. Since inception, we have produced two films — The Rebound and Law Abiding Citizen - and we are in post-production on Earthbound. Although Law Abiding Citizen had a successful release in October 2009, it is the only motion picture that we have released domestically so far. Accordingly, although we have been in operation for over two years, our business operations did not begin to generate any significant revenue until the third quarter of 2009.

The Company incurred production expenditures related to the production of Law Abiding Citizen and The Rebound in 2008 and 2009. In accordance with U.S. GAAP these production costs will be amortized over the revenue stream of each movie as required by ASC 926 (see Note 2 to the Consolidated Financial Statements for the year ended December 31, 2009 and the Consolidated Financial Statements for the year ended December 31, 2008 and for the Period from Inception, May 22, 2007 to December 31, 2007). If revenues from a particular film do not exceed our investment in that film, we recognize a net loss for that film.

Launch of Distribution Operations

TFD intends to enhance its business opportunities by creating a U.S. marketing and distribution capability that would secure the release of films produced by both TFD and third parties. To achieve this, TFD would incur additional overhead costs of approximately $5.0 million annually. Management believes creating this new capability will enhance the overall profitability of TFD’s business. However, if TFD is unable to produce its target of four films per year or acquire its target of two to six films per year, and the lesser number of films the Company releases do not perform well at the U.S. box office, this incremental annual overhead cost could adversely affect our results of operations.

Corporate Conversion

Immediately prior to this Offering, we will convert from a Delaware limited liability company to a Delaware corporation pursuant to Section 265 of the DGCL. As a limited liability company, we were treated as a partnership for U.S. federal and state income tax purposes and, as such, we were not subject to taxation. For all periods subsequent to such date, we have been and will continue to be subject to corporate-level U.S. federal and state income taxes. The accumulated losses have been allocated to the previous members of the Limited Liability Company and the new corporation will not be able to offset such losses from future income.

Public Company Expenses

Upon consummation of our initial public offering, we will become a public company, and, provided our listing application is approved, will have our shares listed for trading on the NASDAQ Global Market. As a result, we will need to comply with laws, regulations, and requirements with which we did not need to comply as a private company, including certain provisions of the Sarbanes-Oxley Act of 2002, related SEC regulations, and the requirements of NASDAQ. Compliance with the requirements of being a public company will require us to increase our general and administrative expenses in order to pay our employees, legal counsel, and accountants to assist us in, among other things, external reporting, instituting and monitoring a more comprehensive compliance and board governance function, establishing and maintaining internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, and preparing and distributing periodic public reports in compliance with our obligations under the federal securities laws. In addition, being a public company will make it more expensive for us to obtain director and officer liability insurance. We estimate that incremental annual public company costs will be between $1 million and $2 million.

Highly Leveraged Capital Structure

Since our formation in 2007, we have incurred a significant amount of indebtedness to fund our business operations. In addition to interest expense, we have incurred a substantial amount of administrative expenses, non-use fees, amendment fees, legal fees and other out-of-pocket costs relating to our credit facilities, particularly our $140 million senior secured syndicated revolving credit facility (the “Senior Credit Facility”). Although we intend to use some of the net proceeds of this Offering to repay a portion of our outstanding indebtedness, we expect to continue to maintain a significant amount of indebtedness following the Offering. In addition, we expect to incur project-specific indebtedness, as available, to fund development, production, marketing and distribution expenses of our motion picture projects. Accordingly, while we expect to continue to incur substantial interest expense, it is management’s expectation that administrative and other expenses relating to our production credit arrangements will be reduced.

Stock Based and Other Executive Compensation

Upon the consummation of this Offering, we intend to make equity incentive awards to our directors, officers, and employees, including certain grants to our executive officers that will be fully vested upon grant. As a result, we expect to incur non-cash, stock-based compensation expenses in future periods.

Prior to the Corporate Conversion, executive officers and other employees held approximately 15% of the membership interests in the Company. Such interests will be converted to common stock pursuant to the Corporate Conversion. See “Corporate Conversion.”

The Company has also established a stock option plan for its current and future employees. The Company has reserved an aggregate of 1,300,000 shares of common stock for issuance under its equity incentive plan, of which 650,000 shares are expected to be granted in the form of stock options to the Company’s existing executive officers and other employees immediately following the pricing of this offering at an exercise price equal to the initial public offering price. See “Equity Compensation Plan Information — Equity Incentive Plan”.

General and Administrative Expenses

Compensation expenses will be higher beginning in the second quarter of 2010 due primarily to the addition of various personnel to support the launch of TFD’s distribution business in the first quarter of 2010, as well as salary and bonus adjustments required or permitted under employment agreements with senior executives.

Key Financial Metrics

Revenue

Our revenues are derived from the following business sources:

•	Domestic Theatrical Exhibition: Revenues are derived from the release of films in U.S. theaters. The financial terms that TWC will negotiate on our behalf with theatrical exhibitors generally provide that we receive a percentage of the box office results and are negotiated on a picture-by-picture basis. Generally, the degree of success a particular film achieves at the domestic box office is the primary determining factor for all other U.S. revenues of that film.

•	U.S. Home Entertainment (including DVD, Blu-Ray, VOD, mobile and other digital media): Generally, home entertainment revenues correlate very strongly with U.S. box office results. Films are sold on an individual basis (as packaged goods via retailers to consumers; and directly to consumers in the case of VOD, mobile and other digital media). We are in final negotiations with Twentieth Century Fox to distribute our films on home video.

•	U.S. Pay Television: TFD has reached an agreement with TWC for our movies to be distributed through TWC’s pay television service, which is currently Showtime, and for which we will receive a license fee that is a percentage of U.S. theatrical revenues as part of the TWC output deal.

•	U.S. Free Television: As part of the TWC distribution agreement, TWC will acquire U.S. free television rights and subsequently license them to broadcast networks and local stations as well as cable networks. Films are generally licensed on a single picture basis for fees that are negotiated based in part on the theatrical performance of the film.

•	International: Rights for each picture are sold territory-by-territory to independent distributors around the world, generally in all media (although on some occasions, media within a territory will be split to maximize revenue). Generally, revenue to the Company consists of a minimum guarantee plus contingent compensation (box office bonuses or other forms of overages).

Expenses

Our primary operating expenses include the following:

•	Direct Operating Expenses, which include amortization of film and television production or acquisition costs, participation and residual expenses and provision for doubtful accounts. Participation costs represent contingent consideration payable based on the performance of the film to parties associated with the film, including producers, writers, directors or actors, etc. Residuals represent amounts payable to various unions or “guilds” such as the Screen Actors Guild, Directors Guild of America, Writers Guild of America, International Alliance of Theatrical Stage Employees, Moving Picture Technicians, Artists and Allied Crafts of the United States, and American Federation of Musicians based on the performance of the film in certain ancillary markets.

•	U.S. Distribution and Marketing Expenses, which primarily include the costs of theatrical P&A. Theatrical P&A represents the costs of the theatrical prints delivered to theatrical exhibitors and advertising includes the advertising and marketing cost associated with the theatrical release of the picture. The aggregate cost of prints for a particular film varies depending on the number of screens which will be showing the film in the U.S. Each print costs approximately $1,500, so a film with a wide release (which is typically considered to be a release to at least 1,000 screens) will require an up-front prints investment of at least $1.5 million. The total P&A expenditure for a film will fluctuate depending on numerous factors (including the breadth of release, the performance of the film after opening day, and management’s judgment about the commercial viability of the picture, the breadth of its potential audience, the efficacy of advertising and publicity campaign, the audience response to the film in pre-opening screenings, and the level of competition). It is not uncommon for the P&A budget for a film released nationally by an independent studio to be $20 million to $35 million, or more if the film is successful in its opening weekend and additional funds need to be spent, in management’s judgment, to maximize box office revenue on an ultimate basis. The distributor of a film typically pays the P&A expenses, and these costs are then recoupable from the net box office revenue generated by the film, as well as from revenue the film generates in other media.

•	General and Administration Expenses, which include salaries and other overhead.

•	Development Costs for the development of future projects, which include writing services, option payments and other costs.

Our primary other expenses consist of interest expense relating to our outstanding borrowings. We have incurred a significant amount of indebtedness to fund our business operations, and although we intend to use a portion of the net proceeds of this Offering to repay a portion of our outstanding indebtedness, we expect to continue to maintain a significant amount of indebtedness, and thus continue to incur interest expense, following this Offering.

Film-Specific Financial Metrics

Domestic adjusted gross revenue

In the United States, the Company generates gross revenue from the theatrical exploitation of its films, as well as from other media, including home entertainment and television.

There are, however, numerous costs and recoupments that must be satisfied before the Company receives any portion of the remaining revenue. The following chart summarizes, in general terms, the typical flow of revenue from the U.S. theatrical exhibition of a motion picture:

Theatre box office receipts
     minus portion of receipts paid to exhibitor and distribution fee paid to TWC

= Gross Film Rentals, paid to distributor

     plus other net distribution revenue, as applicable (e.g., DVD, VOD, cable, free TV, etc.)

= Gross Receipts

     minus P&A expenses
     minus talent residuals

= Domestic Adjusted Gross Revenue

International Gross Revenue

Outside the United States, the Company generally licenses all rights in all media to third-party distributors for its films in each territory. In a typical license deal, the Company receives a minimum guarantee in a fixed amount (that is paid generally 10-20% on signature of a bankable distribution agreement, and the balance upon delivery of the completed film to the distributor), plus additional contingent compensation depending on the film’s actual box office performance.

Minimum guarantee paid to TFD by international distributors upon delivery of film plus overages

= total advance and overages

     less international residuals, applicable withholding taxes, and sales agency fees

= International Gross Revenue

Net Revenue

After determining the Company’s total gross revenue in all media (from the U.S. and international sources), the Company must deduct its actual costs for the production as well as talent participations.

For each individual production, the Company generally enters into agreements with key participants (including, as applicable, writers, directors, actors, and producers) to compensate those participants, in whole or in part, by granting such participants a percentage interest in future revenue or profits received by the Company. These percentages, as well as the calculation methodology, vary greatly and can include floors, ceilings, and other pro forma adjustments. As such, the Company does not have a “typical” revenue sharing financial model. However, the following table summarizes, in general terms, the revenue allocation to the Company in those cases where it utilizes a third-party distributor:

Worldwide gross revenue (domestic plus international)
     minus the gross production cost of the film (including TFD fees)
     plus tax rebates / incentives

= Adjusted worldwide gross revenue

     minus talent participations

= TFD net revenue before fees

     plus TFD producer fee (7.5% of the budget)
     plus TFD overhead fee (2.5% of the budget)
     plus TFD development fee (as applicable)

= TFD net revenue

TFD believes it can enhance its business opportunities by creating a U.S. marketing and distribution capability that would secure the release of not only films produced by TFD, but also a limited number of films produced by third-parties. For films produced by third parties, net revenue to TFD would include a distribution fee (negotiated separately on each picture) and then — following recoupment of distribution costs — a negotiated percentage split of remaining proceeds from all media in the U.S.

To achieve this, TFD would incur additional overhead costs of approximately $5.0 million annually, but it would also be able to retain a larger percentage of the available gross revenue (for example, on one film, Law Abiding Citizen, TFD will pay approximately $19 million in distribution fees to Overture Films; had TFD overseen the film’s release, it would have reduced those fees by approximately half). Management believes creating this new capability will enhance the overall profitability of TFD’s business. However, if TFD is unable to produce its target of four films per year or acquire its target of two to six films per year — and the lesser number of films the Company releases do not perform well at the U.S. box office — this incremental annual overhead cost will put additional strain on the Company’s capital resources. It is management’s expectation that TFD would continue to utilize third-party distributors for territories other than the United States.

Results of Operations

The following discussion provides an analysis of our results of operations and should be read in conjunction with our consolidated financial statements. The operating results of the periods presented were not significantly affected by general inflation in the U.S. economy. The following table sets forth the components of net loss for the periods indicated:

			Inception,
	Year Ended	Year Ended	May 22, 2007 to
	December 31,	December 31,	December 31,
	2009	2008	2007
		(Dollars in thousands)

Revenues	$40,317	$—	$—

Expenses
Direct operating expense	30,028	26	168
Distribution and marketing expense	1,222	615	240
General and administrative expense	9,636	7,230	3,125
Depreciation and amortization expense	191	171	61

Total expenses	$41,077	$8,042	3,594

Operating loss	(760)	(8,042)	(3,594)
Other expenses (income)
Interest expense
Contractual interest expense	5,741	5,110	2,387
Amortization of debt discount	475	183	91
Amortization of debt issuance costs	5,270	1,207	683
Amortization of debt administration fees	188	63	—

Total interest expense	$11,674	6,563	3,161

Other expense	3	—	7
Interest and other (income)	(2,461)	(954)	(1,125)
Investment Loss	—	452	260

Total other expenses, net	9,216	6,061	2,303

Loss before income taxes	(9,976)	(14,103)	(5,637)
Income tax provision	—	—	—

Net loss	$(9,976)	$(14,103)	(5,637)

Realized (Unrealized) Investment Loss	—	260	(260)

Comprehensive Loss	$(9,976)	$(13,843)	$(5,897)

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Revenue

Our revenue for the year ended December 31, 2009 was $40.32 million as compared to revenue of $0 for the year ended December 31, 2008. This increase was primarily due to revenue recognition of international sales of The Rebound and international and domestic sales of Law Abiding Citizen totaling $13.19 million and $26.42 million, respectively. The recognition of revenue from sales of international delivery materials to international licensees of The Rebound and Law Abiding Citizen for the year ended December 31, 2009 was $0.71 million as compared to $0 for the year ended December 31, 2008.

The $13.19 million of revenue recognized for The Rebound for the year ended December 31, 2009 is attributable only to international sales and does not include any revenue from the film’s exploitation in the U.S. The U.S. rights for The Rebound have not yet been exploited, and the Company anticipates earning additional revenue upon exploitation of these rights. The Company expects to incur $20 to $25 million in P&A costs in connection with the distribution of The Rebound in the U.S. The financial metrics discussed at “— Film-Specific Financial Metrics,” above, are fully applicable to The Rebound.

Of the $26.42 million in revenue recognized for Law Abiding Citizen for the year ended December 31, 2009, $7.6 million is attributable to the theatrical exploitation of the film in the U.S. and $18.82 million is attributable to international sales. No revenues have been recognized for Law Abiding Citizen for the exploitation of other ancillary rights in the U.S. (i.e., home video (including VOD), pay television, free television and all other ancillary rights). It is also important to note that the financial metrics outlined above under “Film-Specific Financial Metrics — Domestic adjusted gross revenue” do not apply to Law Abiding Citizen as TFD is not the distributor of the film and only receives a profit participation from the third-party distributor, Overture Films.

Direct Operating Costs

Direct operating costs for the year ended December 31, 2009 was $30.03 million as compared to $0.03 million for the year ended December 31, 2008. This increase primarily represents film amortization expense and residual and participation expense associated with the international release of The Rebound and the worldwide release of Law Abiding Citizen totaling $6.35 million and $22.39 million, respectively. Abandoned development project expense increased $1.05 million due to write-offs of projects in development and international sales consultant fees.

Distribution and marketing expense

Our distribution and marketing expenses for the year ended December 31, 2009 were $1.22 million, an increase of $0.61 million, or 99%, as compared to distribution and marketing expenses of $0.62 million for the year ended December 31, 2008. This increase was primarily due to distribution expenses related to the delivery of international materials to the international licensees of The Rebound and Law Abiding Citizen. The Company earns revenue through the sale of international materials, as noted in Revenue above.

General and administration expense

General and administration expenses for the year ended December 31, 2009 were $9.64 million, an increase of $2.41 million, or 33%, as compared to general and administration expenses of $7.23 million for the year ended December 31, 2008. The increase is primarily due to professional services incurred during the year ended December 31, 2009 totaling $2.71 million as compared to $0.51 million for the year ended December 31, 2008. The increased professional services incurred were primarily related to the Company’s recapitalization efforts, as disclosed below. The remaining increase in general and administrative expenses is a result of contractual compensation increases and the annual contractual increase in rent expense.

Depreciation and amortization expense

Depreciation and amortization expense includes depreciation of property, plant, and equipment. Depreciation and amortization expense for the year ended December 31, 2009 was $0.19 million as compared to $0.17 million for the year ended December 31, 2008.

Interest expense

Our interest expense for the year ended December 31, 2009 was $11.67 million, an increase of $5.11 million from $6.56 million for the year ended December 31, 2008. This was primarily the result of accelerated amortization of debt issuance costs related to the forbearance agreements for the Credit Agreement governing the Senior Credit Facility and for the $30 million second lien note purchase agreement (the “Securities Purchase Agreement”) governing $30 million of secured second lien notes (the “Second Lien Notes”) in September 2009. As part of the forbearance agreements, the scheduled maturity dates under the Senior Credit Facility and for the Second Lien Notes were amended. This change led to an acceleration of the debt issuance costs. Additionally, under the forbearance agreement related to the Second Lien Notes, the interest rate was changed from 12% to 16%, which led to an increase in interest expense.

Other expenses

No material variance.

Interest and other (income)

Interest and other income for the year ended December 31, 2009 was $2.46 million, an increase of $1.51 million from $0.95 million for the year ended December 31, 2008. This increase was primarily a result of change in fair value of Class C, D, and E warrants totaling $2.44 million, offset by a decrease in interest income on short-term investments due to the sale of the investments in January 2009.

Net loss

Our net loss for the year ended December 31, 2009 was $9.98 million, a decrease of $4.12 million, or 29.3%, as compared to net loss of $14.10 million for the year ended December 31, 2008, and was due primarily to increased revenues as discussed above.

Year Ended December 31, 2008 Compared to the Period May 22, 2007 through December 31, 2007

Results of operations for 2007 are for a partial period and not a full year, and therefore comparisons of results of operations for 2008 and 2007 are not necessarily meaningful.

Revenue

No variance.

Direct Operating Costs

Direct operating costs for the year ended December 31, 2008 was $0.03 million as compared to $0.17 million for the period ended December 31, 2007. Abandoned development project expense decreased $0.14 million due to less write-offs of projects in development in the year ended 2008 as compared to the period ended 2007.

Distribution and marketing expense

Our distribution and marketing expenses for the year ended December 31, 2008 were $0.62 million, an increase of $0.38 million, or 158%, as compared to distribution and marketing expenses of $0.24 million for the period ended December 31, 2007. This increase was due primarily to the fact that the period ended December 31, 2007 did not constitute a full calendar year, but rather the period from formation of the Company in May, 2007 until December 31, 2007.

General and administration expense

General and administration expenses for the year ended December 31, 2008 were $7.23 million, an increase of $4.10 million, or 131%, as compared to general and administration expenses of $3.13 million for the period ended December 31, 2007. This increase was due primarily to the fact that the period ended December 31, 2007 did not constitute a full calendar year, but rather the period from formation of the Company in May, 2007 until December 31, 2007.

Depreciation and amortization expense

Depreciation and amortization expense includes depreciation of property, plant, and equipment. The increase to $0.17 million for the year ended December 31, 2008 as compared to $0.06 million for the period ended December 31, 2007 is due to the 12 months versus six months of depreciation of the Company’s fixed assets during the year ended December 31, 2008 and the period ended December 31, 2007, respectively.

Interest expense

Our interest expense for the year ended December 31, 2008 was $6.56 million, an increase of $3.40 million from $3.16 million for the period ended December 31, 2007. This increase was due primarily to the fact that the period ended December 31, 2007 did not constitute a full calendar year, but rather the period from formation of the Company in May, 2007 through December 31, 2007.

Other expenses

No material variance.

Interest and other (income)

Interest and other income for the year ended December 31, 2008 was $0.95 million, a decrease of $0.18 million from $1.13 million for the period ended December 31, 2007. This was primarily due to the 2008 recognition of $0.26 million realized capital loss in 2008 related to available-for-sale investments. There was no other income or capital loss realized in 2007.

Net loss

Our net loss for the year ended December 31, 2008 was $14.10 million, an increase of $8.46 million, or 150%, as compared to net loss of $5.64 million for the period ended December 31, 2007 and was due to the factors discussed above. This increase was due primarily to the fact that the period ended December 31, 2007 did not constitute a full calendar year, but rather the period from formation of the Company in May, 2007 until December 31, 2007.

Liquidity and Capital Resources

General

The Company commenced operations on June 27, 2007 and, at formation, issued equity interests to various investors in exchange for an aggregate investment of $25 million. The Company subsequently issued additional equity interests to various investors for aggregate additional investments (not including the HWMP Investment described below) of $7.6 million. In addition, on June 27, 2007, the Company also raised $30 million in operating capital through the issuance of Second Lien Notes and entered into the Senior Credit Facility with borrowing availability of up to $140 million (which credit facility was subsequently repaid in full from revenues generated by Law Abiding Citizen and The Rebound and terminated in November, 2009). The Company paid approximately $7.5 million in closing costs for fees, legal costs, finder’s fees and other costs associated with entering into the Senior Credit Facility and issuing the Second Lien Notes.

Our principal ongoing uses of cash are to meet working capital requirements, fund debt obligations and to finance our operations.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Cash used in operating activities in the year ended December 31, 2009 was $13.61 million compared to $32.89 million in the year ended December 31, 2008. Despite an increased investment in feature films as well as an increase in operating expenditures, the Company was able to decrease the use of cash used in operating activities by $19.28 million compared to the year ended December 31, 2008. The Company was able to achieve this result by offsetting a portion of the investment in the film Law Abiding Citizen as well as a portion of the operating expenditures with revenues generated from the release of the films The Rebound and Law Abiding Citizen compared to the previous year.

Cash provided by investing activities in the year ended December 31, 2009 was $10.35 million compared to $21.72 million in the year ended December 31, 2008. The $11.37 million decrease in cash provided by investing activities was principally due to sales of short-term investments of $21.77 million during the year ended December 31, 2008 compared to $10.35 million during the year ended December 31, 2009.

Cash used in financing activities in the year ended December 31, 2009 was $10.27 million compared to $18.02 million in the year ended December 31, 2008. During the year ended December 31, 2008, the Company had proceeds from the Senior Credit Facility and issuance of additional Class B member units. During the year ended December 31, 2009, we paid the Senior Credit Facility in full for a total of $10.37 million and $3.51 million was used to pay down principal Second Lien Notes borrowings. The $13.88 million of cash used in financing activities was partly offset by proceeds from the issuance of Class G and Class J redeemable units in the amount of $3.61 million.

Year Ended December 31, 2008 Compared to the Period Ended December 31, 2007

Cash used in operating activities in the year ended December 31, 2008 was $32.89 million compared to $8.16 million in 2007. The $24.73 million increase in cash used in operating activities was principally due to increased film costs related to the production of The Rebound, Law Abiding Citizen, and costs associated with projects in development.

Cash provided by investing activities in the year ended December 31, 2008, was $21.72 million compared to cash used in investing activities of $32.62 million in 2007. Commencing in January 2008, the Company invested available funds in the production of its two films, The Rebound and Law Abiding Citizen.

Cash provided by financing activities in the year ended December 31, 2008 and 2007 was $18.02 million and $47.67 million, respectively. The $29.65 million decrease in cash provided by financing activities was principally due to $30.00 million of principal borrowings on Second Lien Notes and $25.00 million proceeds from issuance of Class B redeemable units in 2007, partially offset by $10.37 million of proceeds from Senior Credit Facility in 2008 and the $7.64 million on additional Class B redeemable units issued in 2008.

Liquidity and Capitalization as of December 31, 2009

We are highly leveraged. As of December 31, 2009, we had $36.49 million in aggregate indebtedness consisting of the aggregate principal amount outstanding of the Second Lien Notes. As of November 30, 2009, the debt under the Senior Credit Facility had been repaid in full from revenues generated by Law Abiding Citizen and The Rebound.

Subject to any contractual restrictions, we and our subsidiaries, affiliates or significant stockholders may from time to time, in their sole discretion, purchase, repay, redeem or retire any of our outstanding debt or equity securities (including any publicly issued debt or equity securities), in privately negotiated or open market transactions, by tender offer or otherwise.

As of December 31, 2009, we had total cash and cash equivalents of $1.62 million including $0.58 million of restricted cash in an overhead reserved controlled and paid to the Company bi-weekly by the administrative agent for the Company’s first and second-lien lenders. Our ongoing cash needs for the year ended December 31, 2009 were substantially met from the proceeds of the Company’s initial capital raise (equity and second lien notes), and the subsequent equity raise in the fourth quarters of 2008 and 2009. Subsequent to December 31, 2009 and as part of the recapitalization carried out pursuant to new investments by HWMP described below, the Company received an additional $9.38 million from HWMP to be used for production expenditures for the picture Earthbound as well as to cover overhead and development expenditures.

Defaults and Forbearance Agreements

On June 27, 2007, the Company and its affiliated entities entered into the Senior Credit Facility, which was subsequently repaid in full and terminated in November, 2009 and a $30 million second lien note purchase agreement (“Securities Purchase Agreement”) pursuant to which it issued the Second Lien Notes, which were fully underwritten by GE Capital Markets, Inc. (“GECM”).

The Second Lien Notes as originally issued included a payment in kind (“PIK”) feature that permitted the Company to capitalize and add to the aggregate outstanding principal amount of the Second Lien Notes each and every quarterly interest payment due thereunder and defer payment thereof to the scheduled maturity date of June 27, 2014 (although as originally issued the Second Lien Notes also permitted the Company in its discretion to pay quarterly interest in cash subject to satisfaction of certain conditions). At the request of GECM, and in order to assist GECM in its post-closing syndication efforts, the Company entered into an amendment to the Securities Purchase Agreement on August 7, 2007, pursuant to which, among other things, the Second Lien Notes were amended and restated to eliminate the PIK feature and require the cash payment of all quarterly interest payments required to be made by the Company after September 30, 2008, subject to the ability of the Company to elect to defer the payment of interest due on any quarterly interest payment date to the next succeeding quarterly interest payment date (on which date all accrued and unpaid interest for the preceding two quarterly periods would be required to be paid in cash). The Second Lien Notes currently accrue interest at the default rate of 16% per annum.

Interest on these notes accrued interest for the first five quarters of the Company’s operation. The interest was capitalized and added to the aggregate outstanding principal amount of the Second Lien Notes. The Company paid the interest that was due for the quarter ended December 31, 2008 and in accordance with the Securities Purchase Agreement the Company elected to defer (PIK) the interest that was due on March 31, 2009 until June 30, 2009.

During the first quarter of 2009, the Company entered a period of limited liquidity and capital resources. This was primarily the result of four factors: (1) The Rebound had not been released in the United States; (2) the amount of equity required to fund the production of The Rebound and Law Abiding Citizen was greater than anticipated due to capital shortages among U.S. distributors who had customarily paid advances for North American rights to comparable films; (3) international licenses for selected territories not achieved prior to the credit crisis and global recession were reduced and/or delayed; and (4) the Company did not achieve the level of production anticipated in its original Business Plan (which contemplated four to six films per year). Our initial revenue projections included profit, production and overhead fees based on a production level of four to six films annually; accordingly, the production shortfall resulted in a revenue shortfall which required us to utilize a larger than anticipated portion of our available capital resources to fund overhead expenses.

Due to such limited liquidity and capital resources, we were unable to pay scheduled quarterly interest payments totaling $2.16 million on June 30, 2009 under the Second Lien Notes. We then entered into three successive amendments, eventually extending such interest payment date to August 28, 2009 in order to give us time to attempt to complete our then-contemplated equity recapitalization. Ultimately, the recapitalization plan was not approved by all required equity holders and we were unable to obtain the anticipated capital necessary to enable us to make such interest payment. This resulted in the occurrence of events of default under the Securities Purchase Agreement (the “Interest Payment Default”). In addition, we were unable to fully fund a $5 million P&A reserve account by the August 28, 2009 deadline required under the terms of the Senior Credit Facility in connection with the distribution agreement between the Company and Overture Films, LLC (“Overture”) for Law Abiding Citizen , resulting in the occurrence of additional events of default under the Senior Credit Facility and Securities Purchase Agreement (together with the Interest Payment Default, the “Events of Default”).

Despite the occurrence of such Events of Default, the Company was successful in negotiating forbearance agreements in early September 2009 with the lenders under the Senior Credit Facility and holders of the Second Lien Notes, pursuant to which such lenders and holders agreed to forbear from exercising any rights and remedies under the Senior Credit Facility and the Securities Purchase Agreement (absent the occurrence of any additional events of default thereunder) until December 31, 2009, and June 30, 2010, respectively. In addition, the forbearance agreement under the Senior Credit Facility effected a termination of the revolving credit commitments with respect to any future films. Finally, the lenders under the Senior Credit Facility required that funds held in the interest reserve account at that time ($4.29 million) be used to effect an immediate repayment of the obligations under the Senior Credit Facility.

The Company has subsequently repaid all of its outstanding obligations under the Senior Credit Facility from revenues generated by Law Abiding Citizen and The Rebound. The Senior Credit Facility was terminated in November 2009 concurrent with this repayment.

HWMP Investment and Recapitalization

In December 2009, we entered into a series of agreements and transactions with H&W Movie Partners, LLC (“HWMP”) and the holders of our Second Lien Notes (such agreements and transactions are collectively referred to herein as the “Recapitalization”). As part of the Recapitalization, HWMP agreed to make equity investments in the Company in exchange for the issuance to HWMP of Class G units. HWMP also agreed to make equity investments in Earthbound Films, LLC and Earthbound Productions, LLC (collectively, the “Earthbound Films Entities”), 8439 Holdings, LLC (“8439”) and 8440 Holdings, LLC (“8440”), each of which is currently a wholly-owned subsidiary of HWMP (such investments in the Company, the Earthbound Entitles, 8439 and 8440, the “HWMP Investment”). Also in conjunction with the Recapitalization, we and HWMP entered into a put/call agreement (the “Put/Call

Agreement”), pursuant to which, immediately prior to the Offering, the Company has the right to require HWMP to sell to the Company all of HWMP’s equity interests in the Earthbound Entities, 8439 and 8440 in exchange for additional Class G Units of the Company (the “Call Right”). (HWMP has a corresponding put right to require that we purchase such interests, immediately prior to the Offering). The primary purpose of this arrangement was to facilitate the financing by HWMP of certain production expenses of Earthbound incurred by the Earthbound Films Entities, but to allow the Company to subsequently acquire all rights to Earthbound and other assets then held by the Earthbound Films Entities, 8439 and 8440, by acquiring 100% of the equity of each such entity prior to this Offering. As a result, and after giving effect to the exercise of the Call Right, the Company will own 100% of each of the Earthbound Films Entities, 8439 and 8440, and will have reacquired all rights to Earthbound and the other assets held by the Earthbound Films Entities, 8439 and 8440 immediately prior to this Offering. HWMP will receive additional Class G units in exchange for its investment, which will upon the exercise of the Call Right constitute a majority of the equity of TFD.

The Earthbound Films Entities have entered into a loan agreement for up to $12.56 million with a third-party production lender to finance the production of Earthbound (the “Earthbound Loan Agreement”). As collateral for the production loan, the production lender acquired a first position lien over the assets of the Earthbound Films Entities and took a pledge of the membership interests in the Earthbound Films Entities. Accordingly, the production lender will have liens over the Earthbound Films Entities’ assets and a pledge of the membership interests when the equity of such entities is acquired by TFD pursuant to exercise of the Call Right described above. Such liens will remain in effect until the production loan is repaid in full. Under the Earthbound Loan Agreement, the Company will be required to utilize $1.25 million of the Offering proceeds to pay down the production loan.

The aggregate investment commitment of HWMP pursuant to the Recapitalization was $14.33 million, of which $7.83 million was to be funded by December 31, 2009. Of the aggregate $7.83 million investment amount for 2009, $3.33 million was committed for overhead expenditures of the Company and a payment due under the Buyout Agreement (described below) and $4.5 million was committed for investment in the Earthbound Films Entities, 8439 and 8440. The HWMP Investment included an additional HWMP commitment of $6.5 million, which was to be funded to the Company if this Offering did not commence prior to January 10, 2010. As of December 31, 2009, the Company had received $2.94 million from HWMP. Additionally, through April 2, 2010, the Company received an additional $9.38 million from HWMP (of which $7.36 million was used to fund production of Earthbound). The anticipated total amount actually invested by HWMP prior to the Offering will be approximately $13.54 million, in exchange for which HWMP will have received Class G units that will be converted into an aggregate of 4,555,751 shares of common stock upon the Corporate Conversion.

As part of the Recapitalization, the Company also entered into a buyout agreement (the “Buyout Agreement”) with HWMP and Eton Park Fund, L.P. and its affiliates (collectively, “Eton Park”), the holders of its Second Lien Notes, which Buyout Agreement provides among other things that, concurrently with our receipt of the net cash proceeds of this Offering, we are required to pay to Eton Park an aggregate amount equal to the lesser of (i) $37.5 million or (ii) the aggregate outstanding obligations owing to Eton Park under the Second Lien Notes less $1.5 million (the “Initial Cash Paydown”). In addition, we agreed to issue to Eton Park, at the closing of this Offering, a number of shares of common stock having a value of $1.5 million, based on the price at which our common stock is sold in this Offering. Effective immediately upon receipt by Eton Park of the Initial Cash Paydown, TFD’s obligations to Eton Park under the Second Lien Notes will be terminated, and all liens securing those obligations will be extinguished.

In addition to the Initial Cash Paydown, and in consideration of the release and discharge of TFD’s obligations under the Second Lien Notes referenced above, to the extent that the aggregate outstanding obligations owing to Eton Park under the Second Lien Notes at the time of the Initial Cash Paydown exceed $39 million (such excess, the “Additional Payment Amount”), we agreed to pay to Eton Park an amount equal to all U.S. cash receipts actually received by (or credited to) the Company from Overture Films, LLC (“Overture”) under the Company’s distribution agreement with Overture in respect of Law Abiding Citizen until such time as the Additional Payment Amount (together with accrued and unpaid interest thereon at a per annum rate of 16.0%) is repaid in full.

As of March 31, 2010, the Company had paid Eton Park $18.91 million. Accordingly, as an advance against a portion of future expected receipts on Law Abiding Citizen (anticipated to be approximately $36.00 million in future proceeds based on an ultimates projection the Company received from Overture Films), The Rebound and

Earthbound, we expect to apply approximately $24.12 million of the net proceeds of this Offering to repay the Second Lien Notes.

As of March 31, 2010, the outstanding balance owing to Eton Park was $27.56 million (including accrued interest). The Company expects to receive an additional $1.94 million in receivables related to revenue generated by Law Abiding Citizen and the international release of The Rebound prior to the effective date of this Offering, which would be applied to reduce the outstanding balance to $25.62 million. Upon completion of the Offering, the Company will pay to Eton Park the Initial Cash Paydown, which will be equal to lesser of (a) $37.5 million or (b) the outstanding obligations owing to Eton Park under the Second Lien Notes less $1.5 million, and, in addition thereto, will issue and deliver to Eton Park an aggregate of [136,364] shares of common stock, based on the mid-point of the estimated price range set forth on the cover page of this prospectus. Therefore, we estimate that the Initial Cash Paydown paid from the net proceeds of this Offering will be $24.12 million (the outstanding obligations less $1.5 million). Since the aggregate outstanding obligations owing to Eton Park at the time of the Initial Cash Paydown are not expected to exceed $39.0 million, we anticipate that it will not be required to pay the Additional Payment Amount.

On a going-forward basis, TFD will be capitalized with the proceeds of the Recapitalization described above and the net proceeds from this Offering. In the second quarter of 2010, the Company also anticipates closing additional debt facilities totaling $157.5 to $185 million to fund marketing expenditures. In addition, the Company anticipates receiving approximately $36.00 million in future receipts from Law Abiding Citizen. The Company will be able to generate additional revenues from the exploitation of The Rebound in the U.S. and Earthbound in the U.S. and internationally. As the equity investment in each picture is returned to the Company (as each film’s distribution rights are exploited), we will recycle those funds and invest them in upcoming films. Management believes these funds, together with single-picture bank loans covering approximately 50% of the budget on each new film, will provide sufficient capital to execute its business plan. During the period from inception on May 22, 2007 through December 31, 2009, $54.6 million of cash was used in the Company’s operations. Of this, $36.3 million was used to fund the equity portions of The Rebound and Law Abiding Citizen and $18.3 million was used for overhead expenses. Of the $36.3 million of equity invested, $8.0 million had been recouped as of December 31, 2009 and an additional $10.9 million has been recouped in 2010. We expect to receive an additional $36.00 million in proceeds from Law Abiding Citizen and The Rebound, a figure which does not include any proceeds from the exploitation of the U.S. rights of The Rebound. For further discussion of liquidity issues related to our ongoing operation, please see “—Going Concern,” below.

Future Debt Financing

The Company intends to finance its future films on a single-picture basis. The Company will attempt to arrange for one or more lenders to provide debt financing for a particular project, which will be collateralized by certain rights to proceeds ultimately generated by such project. Typically, this type of funding can be arranged for approximately 50% of a particular film’s production budget. Management has substantial experience with this type of financing, and the Company believes there is currently sufficient availability of single-picture bank financing at competitive pricing. As described above in “—HWMP Investment and Recapitalization”, the Earthbound Film Entities have entered into a loan agreement for up to $12.56 million with a third party production lender to finance the production of Earthbound. Upon exercise of the HWMP put/call agreement, the Earthbound Film Entities will become wholly owned subsidiaries of the Company.

Management believes (based on current market conditions and recent discussions) that the following is a reasonable approximation of the currently available single picture debt terms: 14-month term; pricing at LIBOR + 3.25% (with a LIBOR floor of 2%) for collateralized lending; additional 4% fee for unsecured lending in an amount not to exceed 20% of film’s net budget; loan origination fee of 2%; guaranteed by TFD.

The Company also intends to secure approximately $157.5 to $185 million of additional debt financing to fund marketing and distribution expenditures. While the structure and terms of this additional debt financing are in the discussion phase with various providers and thus have not been fully negotiated, management believes (based on current market conditions and recent discussions) that the following is a reasonable approximation of available terms:

High-Coupon P&A Debt ($85 million), which funds P&A, interest reserve, closing costs and P&A reserve: 6-year term (with prepayment penalty of 0.5% per year); pricing at LIBOR (floor of 2%) + 8%, plus 2.5% of the first-cycle cash flow profits from each film; coupon paid current and quarterly; 2.5% share of cash flow profits paid as earned. A $20 million P&A reserve is expected to be funded by $10 million of high-coupon debt and $10 million of motion picture receipts; any draw-down based on P&A loss must be replenished by the party who incurred the loss. The interest reserve is estimated to be one year interest or $8.5 million, which will be funded from the initial proceeds of the facility.

Senior P&A Debt ($72.5 million with accordion feature increasing total availability to $100 million), which functions as a P&A accounts receivable/U.S. ultimates facility. Loan value is expected to be 100% of domestic box office on a weekly basis, converting into traditional receivables lending based on an ultimate revenue projection from all media provided by the distributor (i.e., TFD) six weeks after initial theatrical release. The loan rate is expected to be LIBOR (floor of 2%) + 4%. This facility will be senior to the High-Coupon P&A Debt. The accordion feature on the Senior P&A Debt facility of approximately $27.5 million will most likely be utilized to pay down a portion of the High Coupon P&A Debt. If the Company’s U.S. Receipts are sufficient to warrant a further expansion of this feature, management plans to increase the Senior P&A Debt facility beyond the contemplated $100 million to an amount which may enable the Company to pay off the High Coupon P&A Debt in full. This would lower the cost of funds the Company would incur for the financing of its P&A expenditures.

If the Company is unable to secure the additional debt financing required to fund marketing and distribution expenditures, it will most likely be unable to execute its plan to participate in the marketing and distribution of its films. Failure to develop self-marketing and self-distribution capabilities could adversely impact the growth and profitability of the Company.

Goguen Development Fund

On October 4, 2007, the Company entered into an agreement with Michael Goguen, an original equity investor in the Company, to establish a five-year revolving development fund (the “Goguen Fund”). Goguen capitalized the fund with $2 million. The agreement provided that the Company could utilize the Goguen Fund, subject to availability of funds, to pay for 50% of the costs of certain development projects (“Goguen Projects”), subject to certain limitations. The remaining portion of the development costs would be funded by the Company. All rights, title and interest in and to the Goguen Projects and all pictures produced based upon a Goguen Project are owned 100% by the Company.

In consideration of the Goguen Fund’s contributions, it receives the following benefits:

•	For any picture produced based upon a Goguen Project, the Goguen Fund is to be reimbursed an amount equal to 150% of its contribution to the development of that particular Goguen Project.

•	For any picture produced based upon a Goguen Project, the Goguen Fund is to be paid an executive producer fee equal to 100% of the amount of the contribution by the Goguen Fund to that particular project, capped at $0.15 million; provided, that if the Goguen Fund has a cash balance of between $1.5 million and $2 million as of the completion of its 4th year, then the executive producer fee on future pictures based upon a Goguen Project shall be 150% of the amount of the contribution by the Goguen Fund with no cap until such time that the cash balance of the Goguen Fund is at least $2 million (at which time the executive producer fee on future films based upon Goguen Projects reverts back to 100% of the Goguen Fund contribution capped at $0.15 million); and provided, further, that if the Goguen Fund has a cash balance of less than $1.5 million as of the completion of its 4th year, then the executive producer fee on future pictures based upon a Goguen Project shall be 200% of the amount of the contribution by the Goguen Fund with no cap until such time that the cash balance of the Goguen Fund is at least $2 million (at which time the executive producer fee on future films based upon Goguen Projects reverts back to 100% of the Goguen Fund contribution capped at $0.15 million).

•	For each picture produced based upon a Goguen Project, the Goguen Fund is entitled to 2% of all adjusted gross receipts after breakeven (i.e., when revenues exceed contractually approved reported costs) provided that the definition of breakeven and adjusted gross receipts would be no less favorable than accorded to any third party participant on that particular film.

•	Michael Goguen shall be accorded an executive producer credit on screen and in paid advertising in second position of all executive producer credits on all pictures based upon Goguen Projects.

•	At the end of the 4th year of the Goguen Fund, Michael Goguen is entitled to receive a distribution in an amount equal to the excess, if any, of the cash balance of the Goguen Fund over $0.9 million; provided, that the payment to Goguen shall not exceed $1 million. Following the end of the 5th and 6th years, Michael Goguen shall be entitled to 100% of the cash balance of the Goguen Fund. In all subsequent years, any amounts due the Goguen Fund shall be paid directly to Michael Goguen.

Going Concern

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. For the years ended December 31, 2009 and 2008, cash flows from operating activities were not sufficient to support the Company’s operations. As of December 31, 2009, 2008, and 2007 the Company had incurred a net loss of $9.98 million, $14.10 million, and $5.63 million, respectively, and an accumulated deficit of $30.07 million, $19.93 million, and $5.90 million, respectively. As discussed above in “ — Defaults and Forbearance Agreements”, the Company was unable to pay a scheduled quarterly interest payment on June 30, 2009 under the Second Lien Notes, and in addition, the Company was unable to fully fund a required reserve account by the August 28, 2009 deadline required under the terms of the Senior Credit Facility resulting in the occurrence of Events of Default under the Senior Credit Facility and Securities Purchase Agreement. These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans to ensure the Company continues as a going concern include the paydown of outstanding debt of the Company using proceeds from the revenues generated from Law Abiding Citizen and through the Buyout Agreement (the “Eton Park Buyout Agreement”) the Company entered into on November 23, 2009 with HWMP and Eton Park, the holders of the Second Lien Notes, as described under “ — HWMP Investment and Recapitalization” and above in “ — Defaults and Forbearance Arrangements.” Under the terms of the Eton Park Buyout Agreement, should the Company consummate an Equity Transaction, as defined therein, either through an initial public offering (the “Offering”) or through a private equity investment (the “Private Investment”), the Company agrees to pay Eton Park a portion of the proceeds received to repay the Second Lien Notes.

Upon an Offering, the Company will pay to Eton Park the lesser of (a) $37.5 million or (b) the outstanding obligations owing to Eton Park under the Second Lien Notes less $1.5 million, and, in addition thereto, will issue and deliver to Eton Park the number of shares of common stock having a value of $1.5 million, based on the Offering price. If the Offering is not consummated and a Private Investment is completed, the Company will pay the lesser of (i) $39 million or (ii) the outstanding obligations owing to Eton Park under the Second Lien Notes as of the date of the receipt of such funds. Effective immediately upon receipt by Eton Park of the applicable initial cash paydown upon consummation of an Equity Transaction, the Company’s obligations to Eton Park under the Second Lien Notes will be terminated, and all liens securing those obligations will be extinguished.

In addition to the initial cash paydown to be paid by the Company to Eton Park upon consummation of an Equity Transaction as described above, to the extent that the aggregate outstanding obligations owing to Eton Park under the Second Lien Notes at the time of such initial cash paydown exceeds $39 million (such excess, the “Short Fall Amount”), the Company will also pay to Eton Park an amount equal to all cash receipts actually received by the Company from Overture Films, LLC (“Overture”) under the Company’s distribution agreement with Overture in respect of the film Law Abiding Citizen until the Short Fall Amount is paid in full, together with any accrued and unpaid interest thereon at a rate of 16% per annum.

As part of the Eton Park Buyout Agreement, HWMP agrees to make certain equity investments in the Company as specified therein in exchange for the issuance to HWMP of Class G units. These equity investments will be used to fund operations of the Company until the consummation of the Offering. See “— HWMP Investment and Recapitalization” above.

While the Company continues to produce new film assets, adverse changes in market conditions or limits on the Company’s ability to obtain financing could limit the Company’s production of new films. The impact of such eventualities could influence future operations of the Company.

Our failure to raise additional capital or generate the cash flows necessary to finance our operations could force us to limit or cease our operations. Our business plan contemplates that we will finance a significant portion of each film’s production budget through external debt financing. Accordingly, we will need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things, finance the acquisition, production and/or distribution of motion pictures, which would negatively impact our business.

Our independent public accounting firm has issued an opinion on our consolidated financial statements that states that the consolidated financial statements were prepared assuming we will continue as a going concern and further states that our recurring losses from operations, members’ deficit and inability to generate sufficient cash flow to meet our obligations and sustain our operations raise substantial doubt about our ability to continue as a going concern. Our plans concerning these matters are discussed in Note 12 to the accompanying audited consolidated financial statements. Our future is dependent on our ability to raise additional capital and execute those plans successfully. If we fail to do so for any reason, we will not be able to continue as a going concern.

Contractual Obligations and Commitments

The following table sets forth, as of December 31, 2009, the aggregate amounts of our significant contractual obligations and commitments with definitive payment terms due in each of the periods presented:

	Contractual Obligations and Commercial Commitments
		Payable in	Payable in	Payable in	Payable in	Payable
	Total	2010	2011/12	2012/13	2013/14	After 2014
	(Dollars in thousands)

Operating Leases	$171	$171	$—	$—	$—	$—
Employment Contracts	7,431	3,167	3,589	675	—	—
Senior Credit Facility, excl. interest reserve (including interest)	—	—	—	—	—	—
Second Secured Lien Notes (including interest)	37,038	37,038	—	—	—	—
Development Spending	187	187	—	—	—	—

	$44,827	$40,563	$3,589	$675	$—	$—

Off-Balance Sheet Arrangements

In conjunction with the licensing agreement for domestic distribution rights of one film, the Company guaranteed a shortfall in distribution expenses that Overture Films might have incurred on Law Abiding Citizen. As the film is now profitable on an ultimate basis, management does not anticipate any shortfall. Going forward, management does not expect to incur such obligations, as TFD will be the U.S. distributor of its films, and international licensing agreements do not customarily call for such arrangements.

Impact of Inflation

We do not believe that general inflation in the U.S. economy has had a material impact on our financial position or results of operations. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

Seasonality

The timing of revenue reporting, and our receipt of cash, fluctuates based upon the timing of our films’ theatrical and subsequent release dates and our recoupment of distribution and market costs on a film-by-film basis, which varies depending upon a film’s overall performance. As a result, our annual or quarterly operating results and cash flows for any period are not necessarily indicative of results to be expected for future periods.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk related to changes in interest rates.

Our earnings are affected by changes in short-term interest rates as a result of borrowings under our credit facilities. We currently do not use interest rate swap agreements or other derivatives to manage our interest rate exposure. We invest any cash in excess of current operating requirements in short-term certificates of deposit and money market instruments.

At December 31, 2009, the fair value of our total debt, which has a carrying value of $36.49 million, was $36.49 million. We had $0 of variable rate debt outstanding at December 31, 2009, as all debt is under the Second Secured Lien Notes.

Substantially all of our non-U.S. distribution agreements are denominated in U.S. Dollars. Accordingly, currency exchange risk does not represent a significant market risk for the Company.

We do not use derivative financial instruments for speculative or trading purposes.

Critical Accounting Policies and Estimates

The application of the following accounting policies, which are important to our financial position and results of operations, requires significant judgments and estimates on the part of management. As described more fully below, these estimates bear the risk of change due to the inherent uncertainty attached to the estimate. For example, accounting for films and television programs requires us to estimate future revenue and expense amounts which, due to the inherent uncertainties involved in making such estimates, are likely to differ to some extent from actual results. For a summary of all of our accounting policies, including the accounting policies discussed below, see Note 2 to our audited consolidated financial statements.

Generally Accepted Accounting Principles (“GAAP”)

Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

Revenue Recognition

Revenue from the sales or licensing of films is recognized upon meeting all recognition requirements of Accounting Standard Codification (“ASC”) 926, Entertainment — Films (“ASC 926”) (formerly AICPA Statement of Position 00-2. These requirements are (a) persuasive evidence of a sale or licensing arrangement with a customer exists, (b) the film is complete and, in accordance with the terms of the arrangements, has been delivered or is available for immediate and unconditional delivery, (c) the license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale, (d) the arrangement fee is fixed or determinable, and (e) collection of the arrangement fee is reasonably assured. Cash payments received are recorded as deferred revenue until all the conditions of revenue recognition have been met.

Film Costs

We capitalize costs of production and acquisition, including financing costs and production overhead, to investment in films. These costs are amortized to direct operating expenses in accordance with ASC 926. These costs are stated at the lower of unamortized films costs or estimated fair value. These costs for an individual film program are amortized and participation and residual costs are accrued in the proportion that current year’s revenues bear to management’s estimates of the ultimate revenue at the beginning of the year expected to be recognized from exploitation, exhibition or sale of such film over a period not to exceed ten years from the date of initial release.

We regularly review and revise, when necessary, our ultimate revenue and cost estimates, which may result in a change in the rate of amortization of film costs and participations and residuals and/or write-down of all or a portion of the unamortized costs of the film to our estimated fair value. We estimate the ultimate revenue based on experience with similar titles or title genre, the general public appeal of the cast, actual performance (when available) at the box office or in markets currently being exploited, and other factors such as the quality and acceptance of motion pictures or programs that our competitors release into the marketplace at or near the same time, critical reviews, general economic conditions and other tangible and intangible factors, many of which we do not control and which may change. In the normal course of our business, some films and titles are more successful than anticipated and some are less successful. Accordingly, we update our estimates of ultimate revenue and participation costs based upon the actual results achieved or new information as to anticipated revenue performance when it becomes available. An increase in the ultimate revenue will generally result in a lower amortization rate while a decrease in the ultimate revenue will generally result in a higher amortization rate and periodically results in an impairment requiring a write-down of the film cost to the title’s fair value. These write-downs are included in amortization expense within direct operating expenses in our consolidated statements of operations.

Development Costs

Development costs are capitalized costs related to projects not yet greenlighted. If a film is greenlighted, the costs are reclassified as Film Costs and/or Investment in Films. If the Company decides to abandon any project, an allowance for the costs incurred to date will be included in the Company’s consolidated statements of operations and comprehensive loss. Abandoned projects totaled $1.05 million and $0.02 million, respectively, for the fiscal years ended December 31, 2009 and 2008 and include the write-offs of international sales consultant fees.

Property and Equipment

Property and equipment are recorded at historical costs. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets of three years.

Debt Issuance Costs

Debt issuance costs are being amortized using the effective interest method, over the expected term of the underlying Second Lien Notes and Senior Credit Facility. As a result of the forbearance agreement that we entered into with the lenders under our Senior Credit Facility, the amortization of the Debt Issuance Costs was accelerated to reflect the reduction in the Senior Credit Facility.

	Debt Issuance Costs
	Senior Credit Facility	Second Lien Notes
	(In thousands)

2007	$600	$83
2008	1,041	166
2009	4,788	482
2010	—	447

	$6,429	$1,178

Impact of Recently Issued Accounting Pronouncements — Fair Value Accounting

Effective January 1, 2008, the Company adopted ASC 820, Fair Value Measurements (“ASC 820”). ASC 820 does not require any new fair value measurements; rather, it defines fair value, establishes a framework for measuring fair value in accordance with existing generally accepted accounting principles and expands disclosures about fair value measurements.

Warrant Liabilities

Liabilities measured at market value on a recurring basis include warrant liabilities resulting from a previous financing. In accordance with ASC 815-40 (formerly EITF (Emerging Issues Task Force) 00-19, Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock), the warrant liabilities are being marked to market each reporting period until they are completely settled. The warrants are valued using the Black-Scholes method, using assumptions consistent with our application of ASC 718 (formerly SFAS 123R). The gain or loss resulting from the marked to market calculation is shown on the Consolidated Statements of Operations as Gain on warrant derivative liability.

New Accounting Standards

In September 2006, the FASB issued ASC 820. ASC 820 establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. The Company adopted this guidance at the beginning of the first quarter of fiscal 2009 except for those non-recurring measurements for non-financial assets and non-financial liabilities subject to the partial deferral. The adoption of this guidance did not have an impact on the Company’s financial position or operating results. The Company adopted non-recurring measurements for non-financial assets and non-financial liabilities at the beginning of fiscal 2009. The adoption of this guidance for non-financial assets and liabilities did not have a material impact on the Company’s consolidated financial position or results of operations.

In December 2007, the FASB issued ASC 805 “Business Combinations” (“ASC 805”), previously referred to as SFAS No. 141 (revised 2007). This guidance changes the requirements for an acquirer’s recognition and measurement of the assets acquired and liabilities assumed in a business combination. The Company adopted this guidance at the beginning of fiscal 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position or results of operations.

In December 2007, the FASB issued ASC No. 810 “Transition Related to Noncontrolling Interests in Consolidated Financial Statement” (“ASC 810”), previously referred to as SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin (“ARB”) No. 51. The guidance requires that noncontrolling (minority) interests be reported as a component of equity, that net income attributable to the parent and to the non-controlling interest be separately identified in the income statement, that changes in a parent’s ownership interest while the parent retains its controlling interest be accounted for as equity transactions, and that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value. The Company adopted this guidance at the beginning of fiscal 2009. Other than the change in presentation of noncontrolling interests, the adoption of this guidance had no impact on the Company’s consolidated financial position or results of operations.

In April 2008, the FASB issued ASC 350 “Determination of the Useful Life of Intangible Assets” (“ASC 350”), previously referred to as FSP SFAS No. 142-3. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset in a business combination. The Company adopted this guidance at the beginning of fiscal 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position or results of operations.

In June 2009, the FASB issued ASC 105 “FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“ASC 105” or “Codification”) concerning the organization of authoritative guidance under U.S. GAAP. This is a replacement of The Hierarchy of GAAP (formally SFAS 162). The Codification has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. On the effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. The Codification became effective for the Company during fiscal 2009. As the Codification is not intended to change or alter existing U.S. GAAP, it did not have any impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued ASC 825 “Disclosure about fair value of financial instruments” (“ASC 825”), previously referred to as FSP FAS No. 107-1, which extends the disclosure requirements to interim period financial statements, in addition to the existing requirements for annual periods, and reiterates the requirement to disclose the methods and significant assumptions used to estimate fair value. The Company adopted this guidance during fiscal 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position or results of operations.

In April 2009, the FASB issued ASC 320-10-65. This guidance modifies the requirements for recognizing other-than-temporarily impaired debt securities and changes the existing impairment model for such securities. This guidance also requires additional disclosures for both annual and interim periods with respect to both debt and equity securities. Under the guidance, impairment of debt securities will be considered other-than-temporary if an entity (1) intends to sell the security, (2) more likely than not will be required to sell the security before recovering its cost, or (3) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell). The guidance further indicates that, depending on which of the above factor(s) causes the impairment to be considered other-than-temporary, (1) the entire shortfall of the security’s fair value versus its amortized cost basis or (2) only the credit loss portion would be recognized in earnings while the remaining shortfall (if any) would be recorded in other comprehensive income. This guidance requires entities to initially apply the provisions of the standard to previously other-than-temporarily impaired debt securities existing as of the date of initial adoption by making a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The cumulative-effect adjustment potentially reclassifies the noncredit portion of a previously other-than-temporarily impaired debt security held as of the date of initial adoption from retained earnings to accumulated other comprehensive income. The Company adopted this guidance during fiscal 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position or results of operations.

In April 2009, the FASB issued ASC 820-10-35. This guidance requires (1) estimating the fair value of an asset or liability when the volume and level of activity for the asset or liability have significantly declined and (2) identifying transactions that are not orderly. This guidance also amends certain disclosure to require, among other things, disclosures in interim periods of the inputs and valuation techniques used to measure fair value. The Company adopted this guidance during fiscal 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position or results of operations.

In May 2009, the FASB issued ASC 855 “Subsequent Events” (“ASC 855”), previously referred to as SFAS No. 165. This guidance is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date — that is, whether that date represents the date the financial statements were issued or were available to be issued. The Company adopted this guidance fiscal 2009. The adoption of this guidance did not have any impact on the Company’s consolidated financial position or results of operations.

In June 2009, the FASB issued ASC 860 “Accounting for Transfers of Financial Assets” (“ASC 860”), previously referred to as SFAS No. 166. The guidance eliminates the concept of a “qualifying special-purpose entity” and changes the requirements for derecognizing financial assets. The Company will adopt Statement No. 166 at beginning of fiscal 2009. The adoption of this statement is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

In June 2009, the FASB issued ASC 810 “Consolidation of Variable Interest Entities” (“VIE”) (“ASC 810”), previously referred to as SFAS No. 167. This guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an entity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE. The Company will adopt this guidance at the beginning of fiscal 2009. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

In August 2009, the FASB released new Accounting Standard Update (“ASU”) 2009-05 under ASC 820 “Fair Value Measurement” concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The Company will adopt this new guidance during fiscal 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position or results of operations.

OUR BUSINESS

Overview

The Film Department is an independent motion picture finance and production company founded in 2007 by Mark Gill and Neil Sacker, a management team with more than 40 years of combined experience in the film industry. In their previous roles as senior executives, they oversaw production, marketing and distribution for three of the most successful independent films of the past few years — Crash, March of the Penguins and Good Night, and Good Luck — as well as many of the most profitable independent films of all-time including The Talented Mr. Ripley, Frida, In the Bedroom, Under the Tuscan Sun and The Illusionist. Films in which they have had significant involvement as executives and/or producers have earned more than $1.1 billion at the worldwide box office.

The Company’s strategy has been to produce star-driven commercial movies with net budgets between $10 and $45 million — and to license those movies to film distributors worldwide for release. In its first two years of existence, TFD has demonstrated an ability to develop, produce and sell star-driven, moderate-cost, studio-quality films to the marketplace — under a risk mitigation strategy whereby we attempt to license the international rights for a targeted 80% of each film’s net budget (i.e., the gross budget less subsidies and TFD producer and overhead fees). The Company has assembled a slate of 15 commercial projects that management believes are worthy of a national release including Law Abiding Citizen, starring Gerard Butler and Jamie Foxx (which has achieved $73 million in gross revenue at the North American box office and more than $117 million worldwide to date (which includes the North American box office)); The Rebound, starring Catherine Zeta-Jones (recently completed and targeted for a Summer 2010 U.S. theatrical release); and Earthbound, starring Kate Hudson (which completed production on March 12, 2010 in New Orleans, Louisiana).

This has been achieved despite the occurrence of four unfavorable macro-economic events: a Writers Guild strike; the threat of a Screen Actors Guild strike (which reduced the availability of talent because the major studios increased their film output in anticipation of a work stoppage); the severe worldwide economic downturn; and most recently the cutback in release slates and marketing expenditures by the major studios, which has slowed their acquisitions of independent films to a near standstill. The impact of these events was substantial: in the past two years, more than 50% of TFD’s peer film finance/production firms have ceased competing with us. Notwithstanding these challenging conditions, The Film Department has continued operations and has the added advantage of far less competition going forward.

Now the Company plans to take advantage of what management believes to be a significant market dislocation in the film industry: in 2009, consumer demand for movie tickets in North America was up 10.1% over 2008 (despite the fact that 2009 was a recession year) and management believes revenues are about to accelerate due to new forms of distribution in the digital age, even as the supply of films dropped by more than 11% in 2009 and management expects it to drop further in 2010 due to capital shortages created by the recession and the credit crisis. The Company plans to exploit this market opportunity by launching a U.S. distribution capability to release six to ten films per year (a combination of its own productions and movies financed by third parties).

As of November 30, 2009, the Company has repaid all of its outstanding obligations under the Senior Credit Facility from revenues generated by Law Abiding Citizen and The Rebound. On a going-forward basis, TFD will be capitalized with the proceeds of the HWMP Investment and the net proceeds from this Offering. In the first half of 2010, the Company also anticipates closing additional debt facilities totaling $157.5 to $185 million to fund marketing expenditures. Management believes these funds, together with single-picture bank loans covering approximately 50% of the budget on each new film, will provide sufficient capital to execute its business plan.

Description of Industry

The motion picture industry earned $29.9 billion in worldwide box office receipts in 2009, a 7.6% increase over the previous year. In 2009, the North American box office was up 10.1% over the prior year. Of total worldwide box office receipts, approximately 65%, or $19.3 billion, was attributable to sales outside of the “domestic” markets of the United States and Canada. A 2009 PricewaterhouseCoopers report projects that global box office revenue will jump 33% in the next five years to $37.7 billion annually. After films complete their run in theaters, they continue to generate additional revenue throughout the remaining phases of the film distribution life cycle including home video/DVD, digital distribution, pay and free television.

The majority of motion picture revenues are generated by films distributed by one of six major studios, which are generally recognized in the entertainment industry to be Paramount Pictures Corporation, Sony Pictures Entertainment, Inc., Twentieth Century Fox Film Corp., Universal Pictures, Walt Disney Studios Motion Pictures and Warner Bros. Entertainment, Inc. All of these companies are owned by media conglomerates with a variety of operations, including studios, television networks, cable channels and distribution divisions, including the major studios and independent production companies. Many of these companies have a variety of operations in addition to the production of motion pictures, including television network libraries and cable channels that can provide a means of distributing their products and providing a stable source of revenues to offset fluctuations in the financial performance of their motion picture operations. The major motion picture studios also have large and diversified film slates which mitigate the financial risks associated with any one particular film.

By adding a wide-release U.S. marketing and distribution capability, TFD will become one of what management believes to be only six independent studios in America with the capacity for wide-release U.S. self-distribution (joining the ranks of Lionsgate Entertainment Corp, Overture Films, Summit Entertainment, CBS Films and The Weinstein Company). These smaller, less-diversified firms have made significant gains in market share and brand visibility during the past two decades. Although independent studios compete directly with the major studios by releasing commercial movies nationwide, the independents generally are run with far lower overhead, production costs and marketing budgets. As a result, management believes independent studios can achieve favorable results by generating meaningful revenue with much lower costs.

The motion picture industry is generally composed of two major business segments: production and distribution. Production consists of the “greenlighting” and financing of motion pictures, as well as the development of the screenplay and the actual filming activities and post-filming editing/post-production process. “Distribution” refers to the marketing and commercial or retail exploitation of films throughout the world, including theatrical release, home entertainment (including home video, DVD, Blu-Ray, VOD and mobile/digital distribution), licensing for television and merchandising.

Production of a motion picture consists of four principal phases, whose timing is generally as follows:

Principal
	Development	Pre-Production	Photography	Post-Production

Approximate Duration	A few months to several years	2-4 months	2-4 months	3-5 months
Principal Activities	• Develop original story or	• Complete budget, shooting schedule	• Film movie	• Edit film
	• Acquire rights to a novel, story or original screenplay	• Secure location, studio facilities, financing		• Music, dialog and special effects finalized
	• Finance writing of screenplay	• Prepare for filming/contract for creative talent		• Final cut of film completed
• Seek tentative commitments from key talent

The typical distribution cycle for a feature film consists of five distinct periods and generally begins with its release in U.S. and Canadian movie theaters, which normally precedes or is contemporaneous with its release in overseas markets. Depending on the film’s reception, its theater run can end within a few weeks or last three months or more.

The film is then released to wholesalers and retailers for sale or rent to consumers for private viewing through various home entertainment media including DVD and Blu-Ray.

The third stage is the release of the film, usually three to four months after its initial theatrical release, to pay-per-view and digital rental and sales outlets, including digital media platforms such as InDemand. An Adams

Media Research report said revenue from digital delivery grew 79% in 2008 over the prior year due to increased broadband penetration and consumer acceptance.

The fourth and fifth stages consist of release to premium cable channels (e.g., HBO, Showtime, Encore/Starz and Epix) and the broadcast networks or basic cable channels, respectively. Films are normally released for airing on premium cable channels nine to twelve months after theatrical release, and for network or basic cable showings approximately two years after the theatrical release.

The international distribution cycle generally follows the same cycle as domestic distribution. Historically, the international distribution cycle has begun a few months after the start of the domestic distribution cycle. However, the increasing sophistication of film piracy operations in international markets, as well as the ease with which the dominant DVD format can be copied, has resulted in a much higher percentage of films being released simultaneously to U.S. and international markets. A Motion Picture Association of America (“MPAA”) study estimated that the major studios lost $6.1 billion in total revenue to piracy in 2005, of which 80%, or $4.8 billion, was attributable to piracy in international markets.

Market Opportunity

The Film Department will undertake its expansion into U.S. distribution at what management believes is a highly advantageous time. Film industry research firm OTX reported in December 2009 that box office growth is being driven by consumers who perceive moviegoing as the best value for their entertainment dollar. Even as U.S. box office is on the rise, competition is decreasing. Management expects that the volume of films released theatrically in the U.S. to drop over the next two years from a record high of 663 pictures in 2008 to 558 releases in 2009 to a volume below the historically normative range of 350-400 pictures annually. Management believes this drop in film supply is mainly attributable to a significant decrease in new debt and equity financing provided to Hollywood by Wall Street and to an industry-wide trend in which most of the significant U.S. distribution companies — both major studios and independents — are cutting their output due to capital shortages. At the major studios, the focus is largely on the biggest films (budgeted at more than $100 million and known in the industry as tentpole pictures) which means that the reduction in their slates has largely come at the expense of lower- and mid-budget films. Additionally, in the last year, five studio independent divisions have closed or scaled back their operations (New Line, Picturehouse, Warner Independent, Paramount Vantage and Miramax Films) — which management believes is due to the global recession and credit crisis, and the decline of the arthouse film market (i.e., upscale, intellectual films that generally are released on 20 to 500 U.S. screens, far less than the 1,000 to 3,000-screen nationwide releases planned for TFD films).

The result is what management believes to be a rare opportunity: consumer demand is up even as supply is down. This dislocation has created an opening for a company with the right management acumen, financial discipline, and a proven ability to develop, produce, market and distribute star-driven, mid-budget commercial movies.

A result of the industry-wide reduction in films being produced is that talent pricing has dropped substantially even as talent availability has risen. Consequently, TFD believes it will be even better able to attract well-recognized, high-quality talent. Management believes this market dynamic of less than 400 theatrical release per year will continue for many years to come.

After films complete their run in theaters, they continue to generate additional revenue throughout the remaining phases of the film distribution life cycle including home video/DVD, digital distribution, pay and free television. In the current recession DVD sales are down, while Blu-Ray sales, DVD rentals and VOD revenues have increased. Taken altogether, total U.S. video revenue was off 6% to $22.4 billion in 2008, and is down 4.9% in the first nine months of 2009. But in 2010, Blu-Ray and VOD (which have been growing steadily and significantly over the last three years), are projected to achieve replacement value for falling DVD revenue, according to a June 2009 FutureSource Consulting report. In 2009, Blu-Ray sales increased 70% over the prior year, and VOD was up 32% over 2008.

The full transition from DVD to VOD is expected to occur within the next three to five years, fueling a rapid increase in growth mirroring the explosive rise in revenue that occurred when the home entertainment business transitioned from videotape to DVD. At that time, wholesale pricing dropped from $65 per videotape to $10 per DVD, and volume exploded, generating $87 billion in incremental revenue to the industry over the past 13 years, according to Adams Media Research. When the industry fully shifts from DVD to VOD, management believes that wholesale pricing will drop from $10 per unit for DVD to $3 to $4 per unit for VOD, and Adams Media Research projects volume and revenue will rise significantly. This is one of several reasons why management remains optimistic about the long-term growth possibilities for the film industry.

On the production side of the business, the market premium placed on moderate-cost, high-quality, star-driven films continues to grow throughout the world. In management’s experience, international distributors are more interested than ever in these higher-quality, cast-driven films, while American art films and “B” movies have declined in popularity. The U.S. is experiencing a similar shift in audience tastes away from “B” movies. Irrespective of the genre, management believes the minimum quality a commercial film has to achieve in order to be successful is on the rise.

In a world of expanding entertainment choices, management’s experience is that audiences increasingly do not want the same old thing from their movies (in Hollywood parlance, a “retread”). Instead, they want a star they know and an appealing storyline that is distinctive and emotionally satisfying.

Management’s view is that the major studios have been making a large number of low-quality films, and then relying on increasingly large marketing expenditures to get audiences into the theaters. This model has generally been successful in the past, but management believes that audiences are increasingly rewarding commercial movies of higher quality.

Notwithstanding the demand for higher quality movies, very few companies have the expertise to create the necessary supply of product. There are two primary reasons for this supply shortage:

1. At the major studio level, the focus increasingly is on making a handful of $100 million-plus tentpole pictures each year, with a reduction in the overall number of pictures produced and released due to the credit crisis. Most major studios are not adept at keeping costs down on films of any size, and as a result fewer moderate-cost, commercial films are being produced and released by the major studios.

2. Outside of the studios, most independent film companies are struggling to produce pictures in any significant number. Even if these firms do get the occasional film into production, most of their pictures are not commercially viable given the current demands of the worldwide audience. As a result, more than 50% of TFD’s peer film finance/production firms have ceased competing with us in the past two years. This leaves only a few independent financiers — who have proven abilities in development and cost-conscious production — to fill a genuine audience need.

Strategy

Until recently, TFD’s strategy has been to finance, produce and license film rights worldwide for star-driven pictures with net budgets of $10 million to $45 million. For U.S. distribution, that meant licensing to the major studios. However, the Company now plans to take control of U.S. marketing and distribution of its films, which will allow the Company to significantly increase potential revenues. This will allow the Company to enjoy significant additional revenue from hit films. One illustration of the potential savings comes from the distribution arrangement on Law Abiding Citizen. TFD expects to pay Overture Films approximately $19 million in distribution fees to handle that one film in the U.S. If TFD had been overseeing its own marketing and distribution effort (at an annual overhead cost of approximately $5 million), the Company could have paid for the annual overhead costs and approximately $12 million in distribution fees, and booked an additional $2 million in net receipts from just this one film.

Theatrical:  TFD intends to become one of what management believes to be only six independent studios in America with wide-release U.S. marketing and distribution capabilities. Although independent studios compete directly with the major studios by releasing commercial movies nationwide, the independents generally are run with far lower overhead, production and marketing budgets. TFD plans to build a theatrical marketing and distribution operation to release six to ten films per year, two to six of which will be produced by third parties and acquired by TFD. This slate would be dominated by films that are initially released wide (i.e., on more than 1,000 screens in the U.S.), but would also include the occasional picture that would start out in fewer theaters and widen to more than 1,000 U.S. screens by its sixth week.

In December 2009, TFD reached an agreement with TWC to handle certain aspects of the U.S. distribution function for its movies, while TFD will have all marketing functions in-house. Under this agreement, working in conjunction with TWC, TFD retains all final control, reduces its overhead requirements and gains the additional leverage that results from the combination of the two companies’ film slates. TWC will handle the following administrative aspects for TFD: theatrical distribution (including booking theaters and shipping film prints), exhibitor relations (including placement of trailers and posters in theaters) and collections, as well as executing the paid media advertising buy. For such services, TWC will receive a distribution fee equal to a percentage of the U.S. theatrical gross receipts that TWC collects. TFD will oversee all of the administrative functions performed by TWC and will solely handle, and pay all costs associated with, creative advertising, media planning, new media, research, publicity, promotion and field operations. TFD and TWC each have the right to terminate the distribution agreement in the event TWC ceases to have a distribution function. The term of the TWC distribution agreement is four years.

Management has successfully started such operations previously, and as a result believes it will be able to achieve major studio quality capabilities without the endemic overstaffing and overpaying that characterizes major studio operations. While the major studios have a staff of more than 100 in their theatrical release divisions, TFD plans to create a theatrical release division composed of approximately 25 people. The extensive downsizing and numerous closures by independent studios has created a large pool of available talented professionals in these disciplines.

TFD intends to hold its P&A expenditures to much lower levels than the major studios, whose marketing budgets, in the experience of our management, are inflated, inefficient, and often run as high as $50-75 million per film. By contrast, independent studios generally spend $20 million to $35 million to open films nationwide. TFD’s marketing budgets in virtually all cases are expected to be in this moderate range. Mr. Gill has substantial experience marketing motion pictures on moderate budgets.

Home Entertainment:  TFD will not actively participate in the distribution of its films to the home entertainment market (including home video, DVD, Blu-Ray, VOD, and mobile/digital distribution). Rather, home entertainment distribution will be outsourced to a leading video distribution company due to their existing relationships and economies of scale. TFD is in final negotiations with Twentieth Century Fox and expects to finalize an agreement in the near term.

Pay Television:  Pursuant to the distribution agreement entered into with TWC (as discussed above), TFD’s films will be distributed through TWC’s pay television service, which is currently Showtime. TFD will have the ability to place up to seven films a year for pay television. For its pay television services, TWC will receive a distribution fee equal to a percentage of the pay television gross receipts. Under the distribution agreement, TFD will receive a license fee that is a percentage of U.S. theatrical revenues after payment of TWC’s distribution fee. The pay television distribution agreement is a particularly noteworthy accomplishment, as U.S. pay television agreements are generally very difficult for independent companies to secure.

Free Television:  As part of the TWC distribution agreement, TWC will acquire U.S. free television rights to our films and subsequently license them to broadcast networks and local stations as well as cable networks. TFD generally licenses films on a single picture basis for fees that are negotiated based in part on the theatrical performance of the film. For its services, TWC will receive a distribution fee equal to a percentage of the free television gross receipts.

International:  Historically, TFD licensed its films to individual territories outside of the U.S. through an in-house sales operation. In October 2008, TFD signed an output agreement with the leading Canadian distributor, Alliance Films (“Alliance”). In October 2009, the Company reached out to an individual whom management believes to be one of the most experienced independent film sales agents in the world — David Glasser, who is now employed by TWC. Under this new international sales agency agreement with TWC, TFD retains control of business affairs and collections, reduces its in-house overhead, and gains an experienced sales team.

Management believes this improved sales capability will compensate for the third-party sales fees on each movie and improve the chances of achieving or even exceeding 80% coverage of each film’s net budget (i.e., the gross budget less subsidies and TFD producer and overhead fees) from international sales even in a challenging market, where sales values have dropped by approximately 20% in the last year. International pricing may rebound as the world economy recovers and the glut of independent American films turns to a shortage. In that case, management believes TFD would be in an excellent position to profit from such a recovery.

Production:  The Film Department plans to produce four moderate-cost, high-quality, star-driven films annually based on its slate of 15 projects. The number of pictures is driven by management’s experience in balancing a sufficient number of films to achieve a portfolio effect with a modest enough slate to assure maintenance of cost and quality control. (The Company’s portfolio approach, achieved through a target of 20 productions over the next five years of operations, is combined with a risk-management discipline intended to reduce downside exposure on each individual picture.)

Management plans to allocate pictures in its annual slate of four productions as follows: two in the $15 - $30 million range (generally love stories or romantic comedies) and two in the $30 - $45 million range (generally action movies or thrillers). To ensure that the Company takes the most financially conservative approach on each film, management determines the estimated value of international sales (based on the script, genre, and select cast lists), then determines if it can make the film on a budget that is appropriate to those sales values (i.e., estimated sales must be at least 80% of the net budget). To that end, the Company’s financial models assume that each film is fully capitalized to include (1) the direct cost of the movie; (2) bond, finance costs and contingency; (3) overhead and producer fees (payable to TFD); (4) residuals, which are payable during the windows for video and television distribution internationally (i.e., 18 months to four years after the start of principal photography); and (5) profit participations.

TFD manages the pre-production, filming, and post-production of its films. During pre-production, the Company selects a filming location, negotiates government incentives and contracts with the cast, director and other independent contractors (production staff, film crew, sound crew, etc.). During filming, the Company monitors the filming schedule and budget and drives on-time completion of the film while maintaining the film’s artistic integrity. During post-production, TFD oversees the work of independent contractors in editing and refining the film, including the addition of visual effects and music.

In return for these services, the Company charges two fees in the budget of each film: a producer fee that is 2.5% of the budget and a 7.5% overhead fee, which must be paid to TFD before any profit participations are paid (except first-dollar gross paid to movie stars, if any). Additionally, development expenses on each project (i.e., payments for rights to literary material or to screenwriters to adapt or improve that material), are repaid to the Company out of each film’s budget at 150% of cost.

In the area of acquisitions (i.e., films that TFD does not produce but instead acquires for U.S. distribution), management believes the market has an acute need for a new distributor. Although the number of independent single-picture financiers has dropped substantially, the strongest companies have survived. However, many of these companies can no longer rely on consistently selling their films to the major or independent studios. Eight of the leading single-picture financiers have been in discussion with TFD — even prior to the Company establishing U.S. distribution — about the possibility of TFD distributing their films, either on a per-film basis or multi-film output deal.

One example of the shortage of U.S. distribution options for single-picture financiers came from the Toronto Film Festival, which traditionally has been a hub for 5 to 10 significant acquisitions every year. At this year’s festival in September 2009, out of the 273 feature films shown in the festival, only one significant picture was acquired for U.S. distribution. A number of star-driven pictures left the festival without a U.S. distributor.

For all of the above reasons, management believes that the Company’s strategy of acquiring two to six pictures per year to augment its own production slate has the potential to provide a significant source of additional revenue.

Risk Mitigation

Within the film asset class, The Film Department believes its portfolio approach represents a more risk-averse opportunity than traditional movie investments such as single-picture investing or studio slate financing.

Unlike single-picture investing, TFD attempts to lower risk by funding a portfolio of films. Compared to studio slate investments in which a financier jointly funds a number of films produced by a studio, investment in TFD offers four distinct and favorable attributes: (1) an absence of distribution fees that studios typically charge to their investors, which leads to misalignment of the studio’s and the investors’ respective financial interests; (2) far better production and overhead cost control to maximize upside; (3) the absence of selection bias in which a studio may have financial incentives to exclude its top films from a co-financing slate; and (4) a targeted 80% reduction in capital at risk for each TFD production through a combination of government-funded production rebates, subsidies or tax credits (which in management’s experience account can for 15 to 20% of a film’s budget) and international sales made prior to the release of each film.

TFD’s slate comprises movies which span a mix of genres that are intended to appeal to audiences worldwide on a broad commercial basis (i.e., largely thrillers, love stories, action movies and romantic comedies). The Company’s portfolio approach is combined with a risk-management discipline that reduces downside exposure of each individual picture.

The central tenet of TFD’s risk mitigation strategy is the licensing of films internationally for a targeted minimum of 80% of the net film budget (i.e., the gross budget less subsidies and producer & overhead fees payable to TFD). The Company also reduces risk associated with its projects by greenlighting only moderate-cost films (with net budgets between $10 million and $45 million), exercising rigorous cost control over each budget. Lower total film budgets correlate with lower “break-even” revenue requirements.

In addition, we obtain completion guaranties on our productions, which is a standard requirement of third-party lenders. Under the typical bonding arrangements, the Company pays an up-front fee (approximately 2% of a film’s production budget) to the guarantor. The terms of the guaranty provide protection for the Company against budget overages, generally totaling more than 10% of a film’s total budget (i.e., the amount budgeted in each of our films’ contingency account). These terms allow the guarantor to take over the production process under certain conditions, including if the project runs substantially over budget or behind schedule. We expect to obtain completion guaranties on our future projects, and these costs are included in our film project budgets.

Film Selection

In the independent film industry, it is management’s experience that successful picture selection begins with — and is heavily dependent on — screenplay quality and marketability. Ironically, the high quality of our scripts has a very direct influence on keeping costs down. We believe that the most consistent way to attract recognizable directors and stars to moderate-cost projects is to deliver a script of significantly higher quality than the customary major studio projects. We believe our key executives have proven their ability to do this repeatedly.

The post-crisis drop in the production and release of films has been mirrored by significant cuts in development budgets at the major studios. The result is that more commercial projects are available to independent studios, and at lower prices.

In some cases, scripts come to The Film Department that we believe are strong enough to package with talent immediately. In other cases, screenplays may need a polish or rewrite, which must be accomplished prior to talent packaging. The sources for this type of material are:

•	Talent agencies, which are the primary brokers of scripts and packaged films.

•	Independent producers with successful track records but without access to financing. Five to ten years ago, nearly all of these producers had first-look deals at studios. But in recent years, in an effort to cut costs, the studios have shed most of these deals, with the notable exception of agreements with producers of tentpole movies. As a result, producers of quality films now often seek out independent financiers as their first choice to get their movies made.

•	Writers, directors and actors who control projects.

•	Studios which, due to increased financial pressures from corporate parents, are willing to give third-party financiers a low-cost option to purchase an inactive project (to redevelop, package and produce at low cost).

At the same time, to help insure that the Company has a steady supply of top-quality films, it is also drawing on internally developed projects. TFD believes that very few of its competitors have the expertise or funding for this endeavor. The result is that the Company’s active, low-cost development slate has proved to be a significant competitive advantage.

With this development capability — notwithstanding the significant delays caused by the Writers Guild strike in the Company’s first year — management believes that TFD has been able to stand out from its competitors, get more projects in front of A-list talent, and ultimately is well-positioned to generate the flow of star-driven productions contemplated in its business plan going forward.

Talent and Packaging

With Law Abiding Citizen and The Rebound, the Company’s principals demonstrated an ability to attract strong directors and stars to their projects at a lower price. The Film Department follows the financial precedents that management established in the past — keeping up-front fees low and being careful not to give away too much of the back end (i.e., contingent compensation).

We believe talent is eager to participate in moderate-cost, high-quality pictures for several reasons:

•	Stars are no longer punished by the major studios (in terms of their big budget movie fees) for making an independent film, which normally entails a lower fee for the actor; star salary pricing is now widely accepted as a two-tier system.

•	Actors who make an independent film are often rewarded with career resurgence or at least added prestige.

•	Actors want to perform in roles that stretch and satisfy them.

•	The major studios have cut back on production of mid-budget films (choosing instead to focus on their tentpole films with budgets of $100 million or more). As a result, there are not enough big-budget movies getting made to keep all of the significant actors working for full fees at any given time. It is also worth noting that more and more of the major studio tentpole movies are predicated on a proven brand, not a movie star. This generally leads to more actors being more willing and available to perform in independent films, and generally at lower rates for comparable films than when the Company began operations in 2007.

•	TFD takes an active and expert role in overseeing day-to-day production operations, assuring talent agents that their clients (actors and directors) are in safe hands on each film set. Many of the Company’s competitors do not do this. As a result, we believe that agents are even more favorably inclined toward placing their clients in TFD pictures (notable recent examples of this at TFD include Jamie Foxx, Gerard Butler, Catherine Zeta-Jones, and Kate Hudson).

Government Economic Incentives

Many states have implemented incentive programs designed to attract film production to their state as a means of economic development, and TFD views these incentives as an important tool in minimizing production costs. Government incentives typically take the form of sales tax refunds, transferable tax credits, refundable tax credits, direct subsidies or cash rebates, which are calculated based on the amount of money spent in the particular state in connection with the production. Some states also allow state owned facilities to be used as shooting locations at no charge. Each state determines the regulations that must be complied with, as well as the conditions that must be satisfied, in order for a production to qualify for the rebate.

It should be noted, however, that several states have eliminated or scaled back their incentives in the last year. Among those are New York, Massachusetts and Iowa. Notwithstanding this, many other states continue to offer incentives, among them Louisiana, where TFD has wrapped filming on Earthbound. Internationally, government incentives are available in a large number of countries. However, the benefit of those incentives must be weighed against the cost of shooting in those locations, as well as the value of their currencies against the U.S. dollar.

The Company has been successful in obtaining significant government incentives for both of its completed films. By shooting the film Law Abiding Citizen primarily in Philadelphia, Pennsylvania on a gross budget of approximately $52.70 million, the Company was able to obtain a transferable tax credit in the gross amount of $8.65 million. In situations where the subsidy is a transferable tax credit, the credit often can be sold to a person or entity with state tax liability, with the transferor receiving a cash payment in an amount less than the gross amount of the credit. In the case of the Pennsylvania credit relating to the production of Law Abiding Citizen, the Company was able to transfer the credit to a third party in exchange for a net cash payment of $7.68 million or 89% of the gross amount of the credit. In return for shooting The Rebound in New York City on a gross budget of approximately $23.57 million, the Company received cash rebates of $3.57 million from New York State and $0.57 million from New York City.

Greenlighting Productions

In the motion picture industry, “greenlighting” refers to the process by which capital commitments for individual film projects are considered by studios. This process is central to TFD’s risk mitigation strategy.

The Company’s Greenlight Committee currently consists of Mark Gill, Neil Sacker, Robert Katz (the Company’s President of Production) and Bernd Stephan (the Company’s Chief Financial Officer). The Greenlight Committee’s initial review of a project consists of an analysis of three key economic factors:

1. International Value:  The estimated aggregate value of a film’s international distribution rights is the single most significant variable in determining whether TFD will produce a particular movie. The film’s screenplay is presented to key international distributors to gauge its chances of commercial success within the distributor’s territory. Distributors are also asked to suggest preferred actors for the lead roles, and to estimate the licensing fee they would be willing to pay for the movie given their suggested casting.

2. Production Budget:  TFD management determines a production budget which leverages TFD’s economies of scale with respect to such items as film stock, equipment, post-production facilities, lab work, and bond fees.

3. Economic Incentives:  TFD management also analyzes the availability of government economic incentives (including tax credits, subsidies, rebates and reduced labor costs) for production in various locales. Management’s experience is that these incentives generally reduce a film’s budget by 15 to 20%.

In order for a proposed project to be greenlighted, it must satisfy each of the following criteria:

1. Estimates for international licenses must cover 80% of the proposed gross budget less subsidies and TFD producer and overhead fees.

2. Estimates of international license fees must be analyzed and approved by a third-party, buy-side expert on international distribution. The Company currently engages Darius Kapfer, whom we believe to be one of the top representatives of international film buyers.

3. The minimum expected North American returns must be at least 20% of the net production budget (i.e., the gross budget less subsidies).

4. A thoroughly researched and detailed net budget must be complete and total no more than $45 million (including direct cost, bond, contingency, and financing fees net of subsidies and rebates).

5. An option or ownership interest in the script and underlying rights has been obtained.

6. The script must be complete (with allowance for minor production “polishing”).

If the project satisfies all of the criteria, the Company will officially greenlight the film and confirm a start date, move forward with production financing, and proceed to oversee production of the film. If the film does not meet all of the greenlight criteria but management nonetheless would like to greenlight the project, it must receive an affirmative vote from the majority of its Board of Directors.

In evaluating a particular project, our management also considers the possibility of additional revenue streams, including: (1) overages beyond the applicable international license fee that accrue at fairly significant levels on a hit film, (2) completion of the film under budget, (3) publishing of music originally written for the film, (4) merchandising and licensing, and (5) product placement within the films. However, these potential sources of revenue are considered to be highly unpredictable and are not given significant weight in the Greenlight Committee’s final decision.

To date, international sales on the first film the Company greenlighted, The Rebound, total approximately $15.5 million, which is 92% of the film’s $16.85 million net budget. Additional revenue may become due to TFD if the film performs well in selected territories around the world; international distributors are contractually obliged to pay TFD overages (i.e., payments above the initial minimum license fee) in the event that film performs particularly well in their territory. Finally, revenue from the U.S. release of the picture will not be realized until the film is released by TFD, which is currently anticipated to be in summer 2010.

TFD’s second greenlighted film, Law Abiding Citizen, was produced for a net budget of approximately $40.15 million ($52.70 million gross budget less subsidies and TFD producer and overhead fees). Based on the North American box office of $73 million, management expects Law Abiding Citizen to return to TFD approximately $35.56 million from U.S. distribution of the film (of which $7.6 million of box office revenue has been received as of January 5, 2010). Many international sales on this picture were concluded at or above our estimates prior to the film being greenlighted in summer 2008 (and perhaps more importantly, prior to the credit crisis and global recession). Since that time, most international distributors have been impacted and the minimum guarantees available in most territories have dropped significantly. As a result, TFD has been unable to license four territories at levels commensurate with its greenlight estimates. Consequently, international license fees are expected to be approximately $27 million against a greenlight target of $35.5 million. If the film performs as well internationally as in the U.S., management believes the Company will receive significant additional revenue from overages that could help substantially close this gap.

Going forward, it’s worth noting that the Company has adjusted its production budgets to reflect the current pricing models in the international market. Fortunately, talent pricing has dropped significantly in the crisis as well. As a result, on its first post-crisis film, Earthbound, management was able to negotiate talent and other costs to reduce the film’s net budget from $24 million to $16.02 million, which conforms with the new international sales estimates generated in the post-crisis market.

Greenlighting Acquisitions

In addition to the Company’s annual target of four productions, TFD will need to acquire two to six films financed by third parties for North American distribution each year to fill out its release schedule at the targeted six to ten films per year. This process is far simpler than film production. In this case, the Greenlight Committee will be required to approve a financial model on each project which shows minimum expected North American returns of at least 20% of the net expenditure.

Production History and Future Slate

TFD’s current film slate includes approximately 15 projects as part of its plan to produce approximately 20 films over the next five years. Among those projects are:

Law Abiding Citizen:  Starring Gerard Butler and Jamie Foxx, and directed by F. Gary Gray (The Italian Job). A thriller about a psychopathic mastermind who orchestrates a series of murders across the city of Philadelphia — all from inside his prison cell — and the prosecutor responsible for putting him away, who is the only one who can stop him. The film has achieved $73 million in gross revenue at the North American box office and more than $117 million worldwide to date (which includes the North American box office). Based on this initial result, management’s experience indicates that the film will be commercially successful not only in theaters, but also in home entertainment and on television.

The Rebound:  Starring Catherine Zeta-Jones and Justin Bartha (The Hangover) and directed by Bart Freundlich. A romantic comedy about a 25-year-old man and his new neighbor, an older, sexy, newly single mother who catches more than his eye. TFD plans to release this film in the Summer of 2010.

Earthbound:  A romantic comedy starring Kate Hudson and Gael Garcia Bernal about finding real love in the most unpredictable place, at the most inconvenient time. Production of this film was completed on March 12, 2010 in New Orleans, Louisiana.

The Peak:  A 3-D supernatural thriller set in the Himalayan mountains. To be directed by Simon Crane (Mr. and Mrs. Smith).

The Beautiful and the Damned:  Keira Knightley is attached to star in the untold true (love) story of Zelda and Scott Fitzgerald, the Jazz Age icons known for living large, soaring high, and crashing hard.

The Pre-Nup:  A romantic comedy about a middle class guy on the verge of his first big deal, who has just proposed to the woman of his dreams. Before he gets married, all his friends say, he should protect his newfound assets. And that’s what prompts him to offer a pre-nuptial agreement to a woman who turns out to be the daughter of a billionaire. Fireworks ensue. Written and directed by Jordan Roberts (March of the Penguins).

Law Abiding Citizen 2:  TFD has begun the development process on a sequel to its hit film, working with the same writer, director and producers with the goal of creating a worthy successor to the original film.

Murder, Inc.:  A thriller about two estranged brothers whose parents were brutally murdered when they were young. Bill Oakley is now an FBI agent who needs someone to infiltrate the infamous Jewish mafia known as Murder Incorporated. His solution: get his long-lost brother out of jail and into the mob under cover, and in the process take out one of the crime syndicate’s leaders, the man who killed their parents many years before. From Steve Golin, the Academy Award-nominated producer of Babel.

Brothers In Arms:  An action movie. The true story set at the end of World War II about a determined young captain chosen to lead a small platoon on an impossibly dangerous mission of utmost secrecy, all to save one man: General George Patton’s own son-in-law. TFD has an agreement to tie into the hit video game franchise of the same name.

Agent Fabulous!:  From the producers of Austin Powers comes a spy thriller with a twist: this secret agent is unflappable, unstoppable and hilariously, unrelentingly gay.

Galahad:  A revisionist take on the Arthurian legend. In this retelling of the classic action-adventure story, Camelot has gone to hell. King Arthur is an aging coward whose young, ambitious Queen Guinevere murders him — and blames the crime on Sir Galahad. Now it’s up to Galahad to escape near-certain death, vanquish the forces of evil, and return Camelot to its rightful glory.

Food of Love:  This is Cyrano de Bergerac with food, set in Italy. This story is a love triangle between a handsome Italian playboy, a beautiful young American woman who comes to visit for a year, and a great chef, who is immediately in love but at a loss for words.

True Memoirs of an International Assassin:  An action-comedy about an ordinary guy who leads the dull life of an accountant by day. But at night, he’s writing a novel about the life he wishes he had: the tale of a brilliant, fearless, glamorous assassin. When a publisher buys his book, he quits his job. But when the book comes out, it’s called The True Memoirs of An International Assassin. And the whole world thinks he really is his alter ego. So naturally, when he goes on vacation to Belize, he’s met by a drug lord with several trunkloads of weapons, $2 million in cash, and an offer he can’t refuse — to kill the prime minister. There’s no easy way out now, so he’ll just have to stand up and become the hero he’s always written about but never dreamed he’d be.

The Perfect Man:  A remake of an Italian film. It’s a romantic comedy about three young adults — two women and one man — who have been friends since childhood. When the man gets engaged to one of the women, the other woman plots to break up the union by hiring a male model and training him to become a perfect match for her girlfriend. And of course, nothing goes according to plan. To be directed by Peter Chelsom (Shall We Dance).

Good People:  A thriller about a couple in their 30s who got into severe debt for all the right reasons. And then they find the tenant in their downstairs apartment has passed away and left $400,000 in cash. All they have to do is take the money, and all of their problems will be solved. So they do, and that’s when very bad things start happening to good people. Tobey Maguire is attached.

The Company may revise the development, production and/or release schedule of any or all of its projects — and may expand or reduce the slate — at any time. Furthermore, there can be no assurance that any project will be greenlighted, produced or released, or that completion will be achieved on budget or on schedule, or that the creative talent listed above will necessarily be involved.

In the film industry, the term “attached” is used to indicate an actor’s strong interest in a film project. While a star attachment often leads to a contractual agreement to play a role in a film, it is not a binding or enforceable contract in any form.

Intellectual Property

We are currently using the trademark “THE FILM DEPARTMENT” and corresponding “F” logo as shown on the cover of this prospectus in connection with films distributed domestically and licensed internationally. At the Company’s inception, we filed applications with the United States Patent and Trademark Office for registration of the trademark and logo. The applications were rejected on the basis that the marks were not in use because none of our motion pictures had yet been released commercially in the United States. Following the release of Law Abiding Citizen to the U.S. market on October 16, 2009, we filed a Statement of Use Authorization for both the “F” logo and the trade name. On December 29, 2009, the United States Patent and Trademark Office confirmed the registration of our trademark and logo. We regard our trademark and logo as valuable assets and believe that our trademark and logo are important factors in marketing our products.

We also hold various domain names relating to our trademark and motion pictures including, but not limited to, filmdept.com, the-rebound.com, and lawabidingcitizenmovie.com.

The Company establishes and maintains intellectual property rights in the films which it produces. “Chain of title” generally refers to the legal documentation that evidences the transfer of a film’s exhibition rights. The value of a film comes from the ability of the copyright holder to sell or license to others the right to exhibit the film. Accordingly, having an appropriately documented chain of title that vests the Company with title to these rights is critical to the Company’s ability to generate revenue from the exhibition of its films. The Company has a rigorous due diligence process to insure that its chain of title on each movie is complete. The documentation that results from this process must also pass inspection by both the senior debt lender on each film as well as the completion guaranty company.

Copyright protection is a significant problem in the motion picture distribution industry because of the relative ease in which unauthorized duplication, dissemination and exploitation of motion pictures may occur. In the past, the lax attitudes of the governments of certain countries toward motion picture piracy caused us to heavily discount the distribution value of these markets. Video and online piracy continues to be prevalent across the entertainment industry. We have taken legal actions to enforce copyright protection when necessary or appropriate.

Competition

Motion picture production and distribution are highly competitive businesses. We face competition from companies within the entertainment business and from alternate forms of leisure entertainment including television, video games, internet, and other cultural activities as well as from sporting events, outdoor activities and travel. We compete with the major studios and independent studios and production companies for the acquisition of literary and film properties, the services of actors, directors, producers and other creative and technical personnel, all of which are essential to the success of our business. The success of any of our motion pictures is dependent not only on the quality and audience acceptance of a particular film or program, but also on the quality and acceptance of other competing motion pictures and other leisure time activities available to the marketplace at or near the same time.

We consider Lionsgate Entertainment Corp., Overture Films, Summit Entertainment, CBS Films and The Weinstein Company to be the studios whose business models most closely resemble our own and who are our most direct competitors.

Employees

As of December 31, 2009, we had 23 employees, all of which were full-time. Certain of our most senior executives (currently, Messrs. Gill, Sacker and Katz) are employed by the Company pursuant to executive service agreements involving intermediary entities, as described more fully at “Management — Employment Agreements — Gill, Sacker, and Katz.”

One of our employees is a member of the Directors Guild of America (“DGA”). Although none of the Company’s other employees are represented by labor unions, many of the independent contractors engaged by the Company are union members. In order to engage these union members, certain of the Company’s subsidiaries have become “signatories” with the unions, which means the subsidiary agrees to abide by the terms of the union’s guidelines with respect to matters such as pay scales, benefits, payment schedules, screen credits and other matters. The Company currently has subsidiaries that are signatories with the DGA, the Writers Guild of America (“WGA”), the Screen Actors Guild (“SAG”) and the International Alliance of Theatrical and Stage Employees, Moving Picture Technicians, Artists and Allied Crafts (“IATSE”). In addition, the Company also regularly engages contractors that are members of the American Federation of Musicians (“AFM”) and other unions.

Properties

The Company leases the space for its principal offices in West Hollywood, California under a non-cancelable operating lease which commenced in June of 2007 and expires in June of 2010. Aggregate annual lease payments for this facility are approximately $0.34 million. As of February 24, 2010, payments remaining prior to expiration of this lease total approximately $0.11 million.

MANAGEMENT

The Film Department’s senior management currently consists of Mark Gill, Neil Sacker and Robert Katz.

The members of our management team have managed all aspects of the independent motion picture business including: acquisition and selection of projects, script development, packaging talent and negotiating talent contracts, financial modeling and budgeting, production financing, production and postproduction management, negotiation and licensing of key international deals and securing additional revenues from tax incentive and production rebate programs. Members of our management team have hired and managed employees in fast-paced, high-growth environments.

The following table sets forth information regarding the executive officers and directors of The Film Department. The subsequent paragraphs contain biographical data for each executive officer and director.

Name	Age	Position with the Company

Mark Gill	47	Chairman, Chief Executive Officer and Director
Neil Sacker	48	Vice Chairman, Chief Operating Officer and Director
Robert Katz	46	President of Production
Bernd Stephan	38	Chief Financial Officer
Daniel Stutz	38	Executive Vice President, Business and Legal Affairs
Bert Hayenga	46	Director
Philip G. Hubbard	58	Director
Mark Kvamme	49	Director
David Larcher	49	Director
Robert Semple	56	Director

Background of Directors and Executive Officers

Mark Gill, Chief Executive Officer, Chairman and Director.  Mark Gill has been the Chief Executive Officer of The Film Department from its inception, and currently serves as Chairman and CEO of the Company. Prior to his tenure at The Film Department, Gill was the founder and president of Warner Independent Pictures (“WIP”) from 2003 to 2006. In that position, he oversaw the development, production, marketing and distribution of WIP’s films including March of the Penguins and Good Night, and Good Luck. Gill has previously served as president of Stratus Films from 2002 to 2003 (where he worked on such pictures as The Painted Veil and Matador), President of Miramax Films/LA (where he worked from 1994 to 2002 on such films as The English Patient, Shakespeare in Love, The Talented Mr. Ripley, In the Bedroom, Frida and Amelie), Senior Vice President of marketing at Columbia/Tri-Star Pictures (where he worked from 1988 to 1994), and as a reporter for the Los Angeles Times from 1983 to 1984 and Newsweek magazine from 1984 to 1985.

Neil Sacker, Chief Operating Officer, Vice Chairman and Director.  Neil Sacker served as the President and Chief Operating Officer of The Film Department from its inception until December 2, 2009, the date of the HWMP Investment. Sacker currently serves as Vice Chairman and Chief Operating Officer of the Company and will work closely with Gill in all areas, with day-to-day responsibility for international, finance, production and business and legal affairs. Prior to joining The Film Department, Sacker was Chief Operating Officer of the Yari Film Group from 2003 to 2006, where he worked on such films as Crash and The Illusionist. In his four-year tenure at the Yari Film Group, Sacker was responsible for that company’s business and legal affairs, finance and operations. Sacker previously served as head of the business and legal affairs department of Miramax Films (from 1995 to 1998) and senior theatrical counsel for Warner Bros. Pictures (from 1991 to 1994). Sacker is a graduate of Yale Law School.

Robert Katz, President of Production.  Robert Katz is the President of Production for The Film Department, a position he has held since the Company’s inception. Before joining The Film Department, Katz was Executive Vice President of Production for the Yari Film Group from 2003 to 2006, in which capacity he oversaw all greenlighting and production operations. Prior to his tenure at the Yari Film Group, Katz worked in senior production crew capacities on such hit films as Academy Award nominee Seabiscuit and One Hour Photo. During his career, Katz has served as a producer, executive producer, co-producer, associate producer, production manager and location manager on films throughout the world.

Bernd Stephan, Chief Financial Officer.  Bernd Stephan joined The Film Department at its inception as Chief Financial Officer. He came to the Company from the Yari Film Group, where he most recently held the position of Senior Vice President and Controller (from 2004 to 2007). During his tenure at the Yari Film Group, he developed an expertise in complex financial structures by virtue of his involvement with such films as The Illusionist, The Matador and The Hoax. From 2002 to 2003, Stephan was Vice President of Finance for Splendid Pictures (a subsidiary of a publicly traded company). Prior to that, he worked in New York for the boutique international tax consulting firm Augustin Partners (from 2000 to 2002).

Daniel Stutz, Executive Vice President, Business and Legal Affairs.  Dan Stutz joined The Film Department at its inception as Executive Vice President of Business and Legal Affairs. From 2003 to 2007, Stutz worked at the Yari Film Group, most recently as Senior Vice President of Business and Legal Affairs, handling such pictures as Crash, The Illusionist, First Snow, The Matador and Prime. Prior to that, he spent four years as an associate at Weissmann, Wolff, Bergman, Coleman, Grodin & Evall in Beverly Hills (from 1998 to 2003). Before that he clerked for the Honorable Dickran Tevrizian, in the United States District Court in Los Angeles. He is a graduate of UCLA and the University of Michigan Law School.

Bert Hayenga, Director.  Bert Hayenga is an entrepreneur with 25 years of experience in strategic planning, business development, project and production management across a broad range of industries. He is currently CEO of First Cup dba Dunkin Donuts (Arizona) and Principal of Camelback Realty Group, which manages thousands of acres in Arizona land. Since 1990, Mr. Hayenga has served as Founder and Chief Operating Officer of Creative Leather Furniture. From 1987 to 2006, he served as Co-Founder of Creative Communications with five Arizona offices. He serves on the board of directors of the Phoenix Rescue Mission, Family Matters, Pinnacle Forum, Vantage Mobility International and formerly served as chairman of the board of directors of Grand Canyon University (a NASDAQ-listed public reporting company). Mr. Hayenga is currently a manager at H&W Movie Partners, LLC.

Philip G. Hubbard, Director.  Philip G. Hubbard has served as the portfolio manager of Solidian Fund, L.P. since its inception in 2001. He holds an MBA in Accounting from Northwestern University, became a Certified Public Accountant in 1975 and began his career in public accounting with Touche Ross & Co (1974-1978). He has since served as Senior Vice President of the New York Futures Clearing Corporation, a subsidiary of the New York Stock Exchange (1980 to 1981), as Senior Vice President of Donaldson, Lufkin, Jenrette Futures, and as President of Chicago Research & Trading Group from 1984 to 1995 (one of the world’s largest proprietary options trading firms). Hubbard has served on numerous industry and bank boards during his career. He is currently on the board of directors of Harris Bank-Winnetka and Wheaton College.

Mark Kvamme, Director.  Mark Kvamme is an entrepreneur, investor and venture capitalist. He was previously Chairman and CEO of CKS Group from 1989 to 1998, an advertising agency that pioneered new advertising strategies by integrating marketing with technology. Earlier in his career, Mr. Kvamme was a director of International Marketing for Wyse Technology (1986 to 1989), the President and CEO of International Solutions (1984 to 1986), and was a founding member of Apple France. Mr. Kvamme has been a partner at Sequoia Capital since 1999, where he represents Sequoia Capital’s investments in LinkedIn, FunnyorDie, Mark Logic, AdBrite and StrongMail.

David Larcher, Director.  David Larcher is a founding principal and has been Executive Vice President of Vestar since 1989. He has been responsible for some of the largest retail and entertainment developments in the Southwest. Vestar’s projects are open air destinations featuring department stores, lifestyle retailers and multi-plex theatres. Mr. Larcher is responsible for its development activities, as well as acting as the primary contact for Vestar’s retail relationships in Arizona and California. Vestar is one of the largest privately held commercial development companies in the United States, developing, owning and managing over 20 million square feet of shopping centers in the western United States.

Robert Semple, Director.  Robert Semple is a certified public accountant licensed to practice in the state of Arizona and is a member of the Arizona Society of Certified Public Accountants and the American Institute of Certified Public Accountants. Mr. Semple has approximately thirty years of public and private industry accounting and auditing experience. Mr. Semple joined with William Cooper in 1982 as a founding partner of Semple & Cooper, Certified Public Accountants. He has been the managing partner of the certified public accounting firm of Semple, Marchal & Cooper, LLP for over twenty seven years. Semple, Marchal & Cooper, LLP is registered with the Public Company Accounting Oversight Board (PCAOB). Mr. Semple has extensive experience in providing audit and accounting related services to both private and public companies in a number of industries.

SUMMARY COMPENSATION TABLE

						Non-Equity
				Stock	Option	Incentive Plan	All Other
Name and Principal		Salary	Bonus	Awards	Awards	Compensation	Compensation(1)	Total
Position	Year	($)	($)	($)	($)	($)	($)	($)

Mark Gill	2009	821,540	—	215,192	—	—	37,083	1,073,814
Chief Executive Officer	2008	780,455	—	194,625	—	—	—	975,080
	2007	384,375	—	194,625	—	—	—	579,000
Neil Sacker	2009	547,693	—	148,158	—	—	26,663	722,514
President and Chief	2008	520,303	—	132,625	—	—	—	652,928
Operating Officer	2007	256,250	—	132,625	—	—	—	388,875
Robert Katz	2009	438,154	—	109,883	—	—	25,515	573,552
President of Production	2008	416,242	—	132,750	—	—	—	548,992
	2007	205,000	—	66,750	—	—	—	271,750
Bernd Stephan	2009	245,077	12,150	11,400	—	—	16,175	284,802
Chief Financial Officer	2008	232,937	11,250	—	—	—	—	244,187
	2007	99,219	0	—	—	—	—	99,219
Daniel Stutz	2009	272,722	13,500	5,700	—	—	8,634	300,556
EVP, Business and	2008	259,166	12,500	—	—	—	—	271,666
Legal Affairs	2007	113,085	0	—	—	—	—	113,085

(1)	Represents payments made to the recipients in August 2009 in respect of accrued but unused vacation benefits.

Employment Agreements — Gill, Sacker, and Katz. TFD entered into written executive services agreements with Pain Cuit, Inc. to engage the services of Mark Gill (Chief Executive Officer), Sacker Consultants, Inc. to engage the services of Neil Sacker (President and Chief Operating Officer) and Chateau Holdings, Inc. to engage the services of Robert Katz, all as independent contractors. The contracts for Mr. Gill and Mr. Sacker continue in effect until June 25, 2013 or, if the Company closes this Offering or a private offering meeting certain requirements prior to April 30, 2010, until June 25, 2015. The contract for Mr. Katz continues in effect until July 31, 2011 or, if the Company closes this Offering or a private offering meeting certain requirements prior to April 30, 2010, until July 31, 2013. Following the expiration of their respective contract periods, any engagement by TFD of Mr. Gill’s or Mr. Sacker’s services will be at will.

Annual base compensation is $810,000 for Mr. Gill. Annual base compensation for Mr. Sacker is $540,000, an amount which, if the Company closes this Offering or a private offering meeting certain requirements, is increased to $600,000 and he will receive guaranteed annual deferred compensation of $50,000 per year. Annual base compensation for Mr. Katz is $432,000, an amount which, if the Company closes this Offering or a private offering meeting certain requirements prior to April 30, 2010, is increased to (i) $482,000 during the period commencing August 1, 2011 and ending July 31, 2012 and (ii) $532,000 during the period commencing August 1, 2012 and ending July 31, 2013. Increases in the annual base compensation for Mr. Gill and Mr. Sacker can be made in the sole discretion of the compensation committee of the Board. Increases in the annual base compensation for Mr. Katz can be made in the sole discretion of the Chief Executive Officer and the President & Chief Operating Officer. Mr. Gill and Mr. Sacker are eligible for bonus compensation in the sole discretion of the Board. Mr. Katz is eligible for bonus compensation in the sole discretion of the compensation committee of the Board.

On June 25, 2007, Mr. Gill and Mr. Sacker received a grant of Class A and F-1 units in The Film Department Holdings LLC, which units were subsequently redeemed in anticipation of the Corporate Conversion. As consideration for the redemption of the Class A and Class F-1 units, Mr. Gill and Mr. Sacker were awarded Class H units, which will be converted to common stock pursuant to the Corporate Conversion. Subsequent to the Corporate Conversion, Gill, Sacker and Katz will be eligible to receive equity incentive awards under the Equity Incentive Plan.

All three executives are eligible to participate in any group life insurance, hospitalization, medical, health and accident, dental, disability, or similar plan or program generally made available by TFD to its most senior executives. Messrs. Gill, Sacker and Katz are also eligible to participate in all savings, retirement and similar plans provided by the Company.

If TFD terminates any of these executives other than for cause, TFD is obligated under the executive services agreements to pay such executive a severance payment equal to the lesser of twenty-four months salary or the remainder of the their engagement term, to be paid pursuant to TFD’s then-current payroll practices. All benefits would continue during the severance period.

All three agreements contain non-competition clauses in effect during the periods of employment and any severance period, as well as non-solicitation and non-interference provisions in effect during the period of employment and the two years following termination of employment. Each of the executives recognizes in the respective agreements that any intellectual property created by them during the course of their employment is the property of TFD.

Employment Agreements — Stutz and Stephan.  In June 2007, TFD entered into a written employment agreement (subsequently amended on four different occasions, most recently September 1, 2009) with Daniel Stutz (Executive Vice President of Business and Legal Affairs). In July 2007, TFD entered into a written employment agreement (subsequently amended on five different occasions, most recently February 8, 2010) with Bernd Stephan (Chief Financial Officer). Mr. Stutz’s contract continues in effect until July 31, 2011 and Mr. Stephan’s contract continues in effect until January 31, 2012.

Annual base compensation for Mr. Stutz is $270,000. Increases in Mr. Stutz’s annual compensation or bonus payments can be made at the discretion of the Board.

Annual base compensation for Mr. Stephan is $243,000. In the event that this Offering or other financing transaction sufficient to enable the Company to launch and operate a U.S. theatrical distribution company closes, Mr. Stephan’s base compensation will increase to $325,000 and he will receive guaranteed annual deferred compensation of $50,000. Mr. Stephan is eligible for bonuses as determined by the compensation committee of the Board.

Upon execution of their respective contracts, Mr. Stutz and Mr. Stephan received grants of Class A phantom units in The Film Department Holdings LLC, which units were subsequently redeemed in anticipation of the Corporate Conversion. As consideration for the redemption of the Class A phantom units, Mr. Stutz and Mr. Stephan were awarded Class H phantom units, which will be converted to common stock pursuant to the Corporate Conversion. Subsequent to the Corporate Conversion, Stutz and Stephan will be eligible to receive equity incentive awards under the Equity Incentive Plan.

Both executives are eligible to participate in any group life insurance, hospitalization, medical, health and accident, dental, disability, or similar plan or program generally made available by TFD to its most senior executives. Messrs. Stutz and Stephan are also eligible to participate in all savings, retirement and similar plans provided by the Company.

If TFD terminates either executive other than for cause, TFD is obligated under the executive services agreements to pay such executive a severance payment equal to the lesser of twelve months salary or the remainder of the their engagement term, to be paid pursuant to TFD’s then-current payroll practices. All benefits would continue during the severance period.

Both agreements contain non-competition clauses in effect during the periods of employment and any severance period, as well as non-solicitation and non-interference provisions in effect during the period of employment and the two years following termination of employment. Both executives recognize in their respective employment agreements that any intellectual property created by them during the course of their employment is the property of TFD.

No employment or executive services agreements for the Company’s executive officers are affected by any change of control arrangement.

EQUITY COMPENSATION PLAN INFORMATION

Equity Incentive Plan

In connection with the Corporate Conversion, we plan to have our Board, Compensation Committee and stockholders approve The Film Department Equity Incentive Plan (the “Equity Incentive Plan”). We have authorized and reserved a total of 1,300,000 shares of our common stock for issuance under the Equity Incentive Plan, and subsequent to the Corporate Conversion our executive officers will be eligible to receive grants of incentive awards under the Equity Incentive Plan. We may make appropriate adjustments to the Equity Incentive Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a dividend or other distribution, recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of our assets, or exchange of our common stock or other securities, issuance of warrants or other rights to purchase our common stock or other securities, or other similar corporate transaction or event. Shares subject to awards that expire or are cancelled or forfeited will again become available for issuance under the Equity Incentive Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations. Upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares, only the net number of shares issued will be deducted from the shares available under the Equity Incentive Plan.

Immediately following the pricing of this offering, we expect to grant stock options covering approximately 650,000 shares of our common stock to our current employees, including grants of 161,086 stock options to Mr. Gill, 121,521 stock options to Mr. Sacker, 78,282 stock options to Mr. Katz, 20,347 stock options to Mr. Stephan and 20,347 stock options to Mr. Stutz. The per share exercise price of these options is expected to be equal to the initial public offering price (the fair market value on the grant date), and the options will become exercisable as they vest in equal annual installments over five years following the grant. The determination of the individual amounts for each of our executive officers was based on the Compensation Committee’s subjective judgment regarding increased expectations in these positions once we become a public company and in order to further align these officers’ interests with those of stockholders given that they will be executive officers of a public company.

We may grant awards under the Equity Incentive Plan to our employees, officers, directors, or consultants, or those of any subsidiary corporation. While we may grant incentive stock options only to employees, we may grant nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance shares, performance units, and cash-based awards or other stock-based awards to any eligible participant.

In the event of a change in control, as described in the Equity Incentive Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the Equity Incentive Plan or substitute substantially equivalent awards. Any awards not assumed or continued in connection with a change in control and held by participants whose relationship with us has not been terminated will immediately vest and become exercisable at least ten days prior to the change in control. Any awards that are not assumed or continued in connection with a change in control or are not exercised or settled prior to the change in control will terminate effective as of the time of the change in control.

In conjunction with adoption of the Equity Incentive Plan, our Board of Directors has approved a comprehensive policy relating to the granting of stock options, restricted stock awards and other equity-based awards. Under this policy:

•	all stock option grants, restricted stock awards, and other equity based awards, which we collectively refer to as stock-based grants, must be approved by the compensation committee;

•	all stock-based grants will be approved at formal meetings (including telephonic) of the compensation committee;

•	the date for determining the exercise price and similar measurements will be the date of the meeting (or a date shortly after the meeting) or, in the case of an employee, director, or consultant not yet hired, appointed, or retained, respectively, the subsequent date of hire, appointment, or retention, as the case may be;

•	if our Board of Directors implements an annual stock-based grant, the grant will be approved at a regularly scheduled meeting of the compensation committee during the first part of the year, but after the annual earnings release, if any. We believe that coordinating any annual award grant after our annual earnings release, if any, will generally result in this grant being made at a time when the public is in possession of all material information about us;

•	the annual grant to executive officers and directors, if any, will occur at the same time as the annual grant to other employees;

•	we will not intentionally grant stock-based awards before the anticipated announcement of materially favorable news or intentionally delay the grant of stock-based awards until after the announcement of materially unfavorable news; and

•	the compensation committee will approve stock-based grants only for persons specifically identified at the meeting by management.

OUTSTANDING EQUITY AWARDS

	Stock Awards as of December 31, 2009(1)
				Equity Incentive
			Equity Incentive	Plan Awards:
			Plan Awards:	Market or
		Market Value	Number of	Payout Value
	Number of	of Shares	Unearned Shares,	of Unearned
	Shares or Units	or Units	Units or	Shares, Units
	of Stock That	of Stock	Other Rights	or Other Rights
	Have Not	That Have	That Have	That Have
	Vested	Not Vested	Not Vested	Not Vested
Name	(#)	($)	(#)	($)

Mark Gill	—	—	411,761	4,529,373
Neil Sacker	—	—	310,990	3,420,888
Robert Katz	—	—	184,859	2,033,446
Bernd Stephan	—	—	48,050	528,549
Daniel Stutz	—	—	24,025	264,275

(1)	All equity awards have fully vested as of January 1, 2010.

Board Composition and Election of Directors

There are no family relationships among any of our directors or executive officers. Our certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time pursuant to a resolution of our Board, but must consist of not less than seven or more than eleven directors. Our Board of Directors currently consists of seven members.

Director Independence

Under Rule 5605(b)(1) of the NASDAQ Marketplace Rules, independent directors must comprise a majority of a listed company’s board of directors within one year of listing. In addition, NASDAQ Marketplace Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under NASDAQ Marketplace Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a public company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: 1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the public company or any of its subsidiaries; or 2) be an affiliated person of the listed company or any of its subsidiaries.

In November of 2009, our Board of Directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board of Directors has determined that none of Messrs. Larcher, Kvamme, Hayenga, Hubbard and Semple, representing five of our seven current directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under NASDAQ Marketplace Rule 5605(a)(2). Our Board of Directors also determined that Messrs. Semple, Hubbard and Larcher, who comprise our audit committee, satisfy the independence standards for those committees established by applicable SEC rules and the NASDAQ Marketplace Rules. In making this determination, our Board of Directors considered the relationships that each non-employee director has with our Company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence.

Director Compensation

To date, we have not paid our directors any compensation for their services in that capacity. We do reimburse our non-employee directors for all reasonable expenses incurred by them to attend board and committee meetings.

Following the consummation of this Offering, our non-employee directors will receive annual cash compensation in the amount of $10,000. Chairs of each of the Audit, Compensation and Nominating Committees will receive additional cash compensation of $5,000 annually. We will continue to reimburse our non-employee directors for all reasonable expenses incurred by them to attend board and committee meetings.

Board Committees

Audit Committee

Upon the completion of this Offering, we expect to have an audit committee, consisting of Messrs. Semple (Chair), Hubbard and Larcher. All three members of the audit committee qualify as independent directors under the applicable NASDAQ corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. Following this Offering, our Board will determine which member of our audit committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The purpose of the audit committee will be to assist our Board in overseeing and monitoring (i) the quality and integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) our independent registered public accounting firm’s qualifications and independence, (iv) the performance of our internal audit function and (v) the performance of our independent registered public accounting firm.

Our Board will adopt a written charter for the audit committee which will be available on our website upon the completion of this Offering.

Compensation Committee

Upon the completion of this Offering, we expect to have a compensation committee, consisting of Messrs. Hayenga (Chair), Hubbard and Semple. The purpose of the compensation committee will be to assist our Board in discharging its responsibilities relating to (i) setting our compensation program and compensation of our executive officers and directors, (ii) monitoring our incentive and equity-based compensation plans and (iii) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our Board will adopt a written charter for the compensation committee which will be available on our website upon the completion of this Offering.

Nominating Committee

Upon the completion of this Offering, we expect to have a nominating committee, consisting of Messrs. Larcher (Chair), Hayenga and Gill. The purpose of our nominating committee will be to assist our Board in discharging its responsibilities relating to (i) developing and recommending criteria for selecting new directors and (ii) screening and recommending to the Board individuals qualified to become executive officers.

Our Board will adopt a written charter for the nominating committee which will be available on our website upon completion of this Offering.

Compensation Committee Interlocks and Insider Participation

We do not anticipate any interlocking relationships between any member of our compensation committee and any of our executive officers that would require disclosure under the applicable rules promulgated under the federal securities laws.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The purpose of this compensation discussion and analysis is to provide information about each material element of compensation that we pay or award to, or that is earned by, our “named executive officers,” who consist of our principal executive officer, principal financial officer, and our three other most highly compensated executive officers. For our 2008 fiscal year, our named executive officers were:

•	Mark Gill, our Chief Executive Officer;

•	Neil Sacker, our Vice Chairman and Chief Operating Officer;

•	Robert Katz, our President of Production;

•	Bernd Stephan, our Chief Financial Officer; and

•	Daniel Stutz, our Executive Vice President, Business and Legal Affairs.

Philosophy of Executive Compensation Programs

Our Board has historically been responsible for the administration and oversight of our executive compensation programs. Following this Offering, we will have a compensation committee to whom this responsibility will be delegated.

Our overall executive compensation objective is to provide a comprehensive plan that encourages our executive officers to focus on our strategic business initiatives, financial performance objectives and the creation and maintenance of equity value. The following are the principal objectives of our executive compensation program:

•	attract, retain, and motivate superior management talent critical to our long-term success with compensation that is competitive within the marketplace;

•	ensure compensation levels reflect our internal value and future potential of each executive and the achievement of outstanding individual results;

•	link executive compensation to the creation and maintenance of our long-term equity value;

•	promote equity ownership by executives in order to align their interests with the interests of our equity holders; and

•	ensure that incentive compensation is linked to the achievement of specific financial and strategic objectives, which are established in advance and approved by the Board.

Compensation Determination Process

Prior to this Offering, we have been a private company with a relatively small number of stockholders, and we have not been subject to exchange listing requirements requiring us to have a majority independent board or to exchange or SEC rules relating to the formation and functioning of board committees, including audit, nominating, and compensation committees. As such, most, if not all, of our compensation policies, and determinations applicable to our named executive officers, have been the product of negotiation between our named executive officers and our Board. Following this Offering, we will have a compensation committee that will be responsible for making all such determinations.

In the past, our Board took into account a number of variables, both quantitative and qualitative, in making its determinations regarding the appropriate level of compensation. Generally, the named executive officers’ compensation was determined based on the Board’s assessment of our overall performance and the individual performance of the named executive officer, as well as the Board’s experience and general market knowledge regarding the competitiveness of compensation and the employment agreements of the executive officers. During 2008, the Board did not retain the services of any external compensation consultant.

Mr. Gill, our Chairman, Chief Executive Officer and Director, and Mr. Sacker, our Vice Chairman, Chief Operating Officer and Director, participated in discussions and deliberations of the Board regarding executive compensation. Our Chief Financial Officer, Bernd Stephan, also attended the Board meetings and participated as required. Any discussion by the Board regarding specific compensation for Mr. Gill or Mr. Sacker or other named executive officers was conducted by the Board in executive session without such persons in attendance.

Following the completion of this Offering, we intend to make annual awards of equity-based incentives to our employees, including our named executive officers, under the Equity Incentive Plan. We have reserved an aggregate of 1,300,000 shares of common stock under our Equity Incentive Plan of which an aggregate of 650,000 shares of common stock will remain available for future award after giving effect to the issuance of options to purchase an aggregate of 650,000 shares of common stock which we expect to grant to our existing employee immediately following the pricing of this Offering at an exercise price equal to the initial public offering price. See “— Equity Incentive Plan.” We also intend to review, and may engage a compensation consultant to assist us in evaluating, the elements and levels of our executive compensation, including base salaries, bonus payments and annual equity-based incentives for our named executive officers.

Compensation Elements

We provide different elements of compensation to our named executive officers in a way that the Board believes best promotes our compensation objectives. Consistent with the philosophy that compensation to the executive officers should be aligned closely with our short and long-term financial performance, a portion of executive compensation is “at risk” and is tied to the attainment of previously established operational and financial goals. However, the Board also believes that it is prudent to provide competitive base salaries and other benefits to attract and retain the appropriate management talent in order to achieve our strategic objectives. Accordingly, we provide compensation to our named executive officers through a combination of the following:

•	base salary;

•	annual cash bonus opportunities;

•	long-term equity based incentives; and

•	benefits and executive perquisites.

Additional detail regarding each of these elements is discussed below.

Base Salaries

Annual base salaries reflect the compensation for an executive’s ongoing contribution to the performance of his or her functional area of responsibility with us. We believe that base salaries must be competitive based upon the executive officers’ scope of responsibilities and market compensation of similarly situated executives. Other factors such as internal consistency and comparability are also considered when establishing a base salary for a given executive. The Board utilized the experience, market knowledge and insight of its members in evaluating the competitiveness of current salary levels.

Historically, executives were generally entitled to annual raises and bonuses based on their ingoing contracts. Those contracts have now been amended such that all raises and bonuses are to be granted at the sole discretion of the Board, based upon the Board’s assessment of each executive officer’s individual performance and our overall budgetary guidelines. In addition, the Board may adjust base salaries in connection with promotions or increased responsibilities or to maintain competitiveness within the market. In 2009, the annual base salaries of all of our named executive officers were unchanged from 2008 annual base salary levels.

Annual Cash Bonus Compensation

We provide cash bonuses, which are at-risk, to recognize and reward our named executive officers with cash payments above base salary based on our success in a given year. In the past, we have awarded bonuses based on pre-negotiated amounts. Our policy beginning in 2009 was to eliminate any specific pre-negotiated bonus payment amounts and instead to award bonuses on a discretionary basis. We currently do not follow a formal bonus plan tied to specific financial and non-financial objectives.

The determination of the bonus payment amounts is subject to the discretion of our Board after considering the individual executive officer’s individual performance (which may include specific objectives), as well as our Board’s and senior management’s assessment of our past and future performance, including, but not limited to, subjective assessments of our operational performance during the performance year and the position of our Company for the achievement of acceptable financial performance in the subsequent year. To the extent that specific objectives have been by management, they may vary from year to year and from one executive officer to another, but they generally relate to operational improvements that are within the individual executive officer’s area of responsibility, our strategic goals and enhancement of leadership and management skills. These objectives are typically qualitative objectives, and the Board applies its business judgment in assessing the extent to which the individual executive officers have met their objectives. The Board does not use any specific formulae in determining discretionary bonus payments or assign any particular relative weightings to the various factors it considers in determining payment amounts but generally makes its determination by first considering the extent of the executive officers’ achievement of their individual objectives and then by taking into account the various factors related to the assessment of our performance described above.

Long Term Incentive Compensation

In the past, the Board provided equity incentive awards to executive officers from time to time in order to directly align their interests with the long term interests of the equity holders of TFD Holdings. Prior to giving effect to the Corporate Conversion, our total equity comprised four classes of membership units: Class B units, Class G units, Class J units and Class H units. The Class H units were management equity incentive units. The Class H units were initially scheduled to vest 20% per year. The vesting schedule was subsequently amended and all Class H units fully vested as of January 1, 2010. The Class H units will be automatically converted into shares of our common stock upon the occurrence of the Corporate Conversion.

In connection with the Corporate Conversion, we plan to have our stockholders approve the Equity Incentive Plan, so that we can continue to provide our named executive officers and other key service providers with equity-based long-term incentives. See “— Equity Incentive Plan.”

Benefits and Executive Perquisites

We also provide certain other benefits described below to our employees, including the named executive officers, which are not tied to any performance criteria and are intended to be part of a competitive compensation program. These benefits are intended to support our compensation objectives related to the attraction and retention of superior management talent and to ensure that our executives remain appropriately focused on their job responsibilities without unnecessary distraction.

Retirement Benefits

Substantially all of the salaried employees, including our named executive officers, are eligible to participate in our 401(k) savings plan. Employees are permitted to defer a portion of their income under the 401(k) plan. At the discretion of the Board, we may match employee contributions up to 3% of the employee’s annual base salary, or $6,900, whichever is lower, subject to annual limits established under the Internal Revenue Code. The Board authorized such maximum discretionary amount as a match on employees’ 401(k) Plan contributions for 2008, including the named executive officers. Employee and Company matching contributions are fully vested immediately. Participants may receive distribution of their 401(k) accounts any time after their service with us ceases.

Defined Contribution Plan

All of the salaried employees, including our named executive officers, are eligible to participate in our defined contribution plan. The plan satisfies the requirements of 401(a) Internal Revenue Code in order to provide retirement and other incidental benefits to our employees. At the discretion of the Board, we may make a contribution of $1,400 per qualifying employee each year. Employee sponsored voluntary contributions are not permitted for all employees other than the Chief Executive Officer and Chief Operating Officer. The Board authorized the first contribution of $1,400 for each qualifying employee in 2008. No contribution was made for 2009. Company matching contributions are fully vested immediately. Participants may receive distribution of their defined contribution accounts any time after their service with us ceases.

Other Benefits

All executive officers, including the named executive officers, are eligible for other benefits from us including: medical, dental, and life insurance. The named executive officers are also entitled to paid leave during the year at various amounts based upon the executive’s position within the Company and length of service.

Perquisites

The Company does not provide any auto allowance, health club reimbursement, financial planning reimbursement, relocation payments, or club dues.

Severance Arrangements

The Board believes that severance arrangements are necessary to attract and retain the talent necessary for our long-term success. Accordingly, our named executive officers are entitled, under their employment agreements with us, to cash and certain other benefits in the event their employment is terminated under certain circumstances. See the description of these arrangements under “Management — Employment Agreements — Gill, Sacker, and Katz” and “Management — Employment Agreements — Stutz and Stephan.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Film Department CEO Mark Gill is married to screenwriter Hanna Weg. The Company has engaged her for writing services on Orders to Kill for a combined total of $150,000 and The Peak for a combined total of $100,000. The Company has also optioned from the producers (but not paid Ms. Weg) a script written by Ms. Weg, The Beautiful and the Damned, in which Keira Knightley is attached to star. Additional contingent compensation may be payable on each of these projects as part of the budget of each film should any of these pictures be greenlit, financed and produced by The Film Department.

One of the managing members of HWMP, Michael J. Witherill, has a direct material financial interest in IPO Solutions, Inc. (“IPO Solutions”). By virtue of his position as a manager of HWMP, Witherill exercised shared voting control over approximately [65.81]% of our membership units prior to the closing of this Offering. IPO Solutions is providing certain services to the underwriters in connection with this Offering, for which the underwriters will pay fees to IPO Solutions of approximately $[     ] million upon closing of the Offering.

Related Person Transaction Approval Policy

Prior to the completion of this Offering, our Board will adopt a written statement of policy for the review, approval and monitoring of transactions involving us and “related persons.” For the purposes of the policy, “related persons” will include executive officers, directors and director nominees or their immediate family members, or stockholders owning five percent (5%) or more of our outstanding common stock.

Our related person transaction approval policy will require:

•	that any transaction in which a related person has a material direct or indirect interest and which exceeds $120,000, such transaction referred to as a “related person transaction,” and any material amendment or modification to a related person transaction, be reviewed and approved or ratified by any committee of the Board composed solely of independent directors who are disinterested or by the disinterested members of the Board; and

•	that any employment relationship or transaction involving an executive officer and any related person must be approved by the compensation committee of the Board or recommended by the compensation committee to the Board for its approval.

In connection with the review and approval or ratification of a related person transaction:

•	management must disclose to the committee or disinterested directors, as applicable, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

•	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our SEC filings. To the extent it is required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with SEC rules; and

•	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transaction policy provides that the committee, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, NASDAQ and the Internal Revenue Code.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Percentage of beneficial ownership is based on 6,923,077 shares of common stock outstanding after giving effect to our conversion from a limited liability company to a corporation, and 12,377,622 shares of common stock to be outstanding after the completion of this Offering, assuming no exercise of the underwriters’ option to purchase additional shares, or 13,195,804 assuming full exercise of the underwriters’ option to purchase additional shares. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

The following table sets forth information regarding the beneficial ownership of our common stock by each person, or group of affiliated persons, whom we know beneficially owns more than five percent of our outstanding common stock securities immediately prior to the completion of this Offering, but after giving effect to our conversion from a limited liability company to a corporation, upon completion of this Offering without exercise of the underwriters’ over-allotment option, and upon completion of this Offering with exercise of the underwriters’ over-allotment option.

For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

			Common Stock		Common Stock
			Beneficially		Beneficially
	Common Stock		Owned after this		Owned after this
	Beneficially Owned		Offering without		Offering with
Name and Address	before this Offering		Exercise of Option		Exercise of Option
of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent

H&W Movie Partners, LLC(1)	4,555,751	65.81%	4,555,751	36.81%	4,555,751	34.52%
2701 Camelback Road, Suite 180 Phoenix, AZ 85016
Sandeman, Ltd.	645,756	9.33%	645,756	5.22%	645,756	4.89%
MBC Building No. 3 P.O. Box 72627 Dubai Media City Dubai, United Arab Emirates

(1)	HWMP has granted one of its members the right to acquire 250,000 shares of common stock held by it pursuant to a warrant that is exercisable in whole or in part within two years following the effective date of this Offering. Shares amounts shown as beneficially owned by HWMP do not give effect to the potential exercise of this warrant. Upon completion of this Offering, the holder of this warrant, Michael Goguen, will be the record holder of 7,796 shares of common stock (in addition to shares which may be acquired upon exercise of the warrant described herein). As a member of HWMP, Mr. Goguen also has an indirect pecuniary interest in 1,379,737 shares of common stock that are owned of record by HWMP and reflected as beneficially owned by HWMP in the table above.

The following table sets forth information regarding the beneficial ownership of our common stock by each of our directors and each of the executive officers identified in the Summary Compensation Table set forth under “Executive Compensation” and our directors and executive officers as a group immediately prior to the completion of this Offering, but after giving effect to our conversion from a limited liability company to a corporation, upon completion of this Offering without exercise of the underwriters’ over-allotment option, and upon completion of this Offering with exercise of the underwriters’ over-allotment option.

			Common Stock		Common Stock
			Beneficially		Beneficially
	Common Stock		Owned after this		Owned after this
	Beneficially Owned		Offering without		Offering with
Name and Address of	Before this Offering		Exercise of Option		Exercise of Option
of Beneficial Owner.	Number	Percent	Number	Percent	Number	Percent

Mark Gill	418,740	6.05%	418,740	3.38%	418,740	3.17%
Neil Sacker	316,261	4.57%	316,261	2.56%	316,261	2.40%
Robert Katz	187,992	2.72%	187,992	1.52%	187,992	1.42%
Bernd Stephan	48,864	*	48,864	*	48,864	*
Daniel Stutz	24,432	*	24,432	*	24,432	*
Bert Hayenga(1)	12,474	*	12,474	*	12,474	*
Philip G. Hubbard(1)	34,930	*	34,930	*	34,930	*
Mark Kvamme(1)(2)	60,191	*	60,191	*	60,191	*
David Larcher(1)(3)	152,194	2.20%	152,194	1.23%	152,194	1.15%
Robert Semple(1)	349,300	5.05%	349,300	2.82%	349,300	2.65%
All executive officers and directors as a group	1,605,379	23.19%	1,605,379	12.97%	1,605,379	12.17%

*	Denotes less than 1% ownership.

(1)	Shares shown as beneficially owned by Bert Hayenga, Philip G. Hubbard, David Larcher, Mark Kvamme and Robert Semple reflect their respective indirect pecuniary interests in shares owned of record by HWMP. Messrs. Hayenga, Hubbard, Larcher, Kvamme and Semple expressly disclaim beneficial ownership over all shares held by HWMP, except to the extent of each such individual’s indirect pecuniary interest therein.

(2)	Shares shown as beneficially owned by Mark Kvamme include 52,395 shares owned of record by HWMP (as described in note (1) above) and 7,796 shares held directly by Mr. Kvamme in the Company.

(3)	Shares shown as beneficially owned by David Larcher include 139,720 shares owned of record by HWMP (as described in note (1) above) and 12,474 shares held by L-T Entertainment Enterprises, LLC (of which Mr. Larcher is the manager).

DESCRIPTION OF CAPITAL STOCK
AND RELATED SHAREHOLDER MATTERS

The following is a description of the material provisions of our capital stock, as well as other material terms of our articles of incorporation and bylaws as they will be in effect as of the consummation of the Offering. This description is only a summary. You should read it together with our articles of incorporation and bylaws, which are incorporated as exhibits to the registration statement of which this prospectus is part.

General

Our total authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share and 20,000,000 shares of preferred stock. Immediately prior to this Offering, 6,923,077 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding, and we have reserved an aggregate of 1,300,000 shares of common stock for issuance under our equity incentive plan, of which 650,000 shares are expected to be granted in the form of stock options to our existing employees immediately following the pricing of this Offering at an exercise price equal to the initial public offering price.

Common Stock

Voting Rights.  Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights.  Holders of common stock are entitled to receive dividends ratably if, as and when dividends are declared from time to time by our Board out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any. The amounts available to us to pay cash dividends may be restricted by our subsidiaries’ debt agreements. Our credit facilities may impose restrictions on our ability to declare dividends with respect to our common stock. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board may deem relevant.

Liquidation Rights.  Upon liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and liquidation preferences on any outstanding preferred stock.

Other Matters.  The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our certificate of incorporation authorizes our Board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our Board may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our Company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws

Certain provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Staggered Board

Our certificate of incorporation provides that our Board elections will be staggered, such that approximately one-third of our Board will be elected each year. The staggering will have the effect of making it more difficult for stockholders to change the composition of our Board. Our certificate of incorporation and the bylaws provide that the number of directors will be fixed from time to time pursuant to a resolution adopted by the Board, but must consist of not less than seven or more than eleven directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our Company to negotiate in advance with our Board because the stockholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Conflicts of Interest

Under the “corporate opportunity doctrine,” in certain circumstances our directors, officers and stockholders may have a duty to present to us matters that come before them that are within our line of business or would be deemed of interest to us. Pursuant to our restated certificate of incorporation, we have renounced any such duty with respect to our non-employee directors except where such matters are presented to them solely in their capacities as our directors. Under the DGCL, a company is permitted to renounce or waive its right to corporate opportunities. An example of when the corporate opportunity waiver could be applicable is in the event that a non-employee director was approached by a company that would like to be acquired, and which is engaged in a line of business that relates to our business. Under Delaware law, a director may, under certain circumstances, be obligated to present this kind of opportunity to the corporation for which they serve as a director. With the waiver set forth in our restated certificate of incorporation, we have eliminated uncertainty about this kind of question, and our non-employee directors would not have any obligation to present any such opportunities to us. Our non-employee directors would be free to pursue any such opportunities themselves, or to present them to another company, without notifying us or giving us any ability to participate. We chose to waive these rights in order to attract and retain highly qualified individuals to our Board of Directors who might be affiliated with venture funds or other investment entities that are likely to invest in other companies that may be presented with opportunities similar to those that might be deemed of interest to us. Since all of our non-employee directors are active investors or serve on the boards of directors of other companies, our Board of Directors desired to avoid any uncertainty as to their duties to the company with respect to corporate opportunities. In addition, our Board of Directors considered the effect of not having the waiver in place on recruiting new directors and concluded that it would be more difficult to recruit new directors without the waiver

Removal of Directors; Vacancies

Our certificate of incorporation and bylaws provide that directors may be removed only for cause as defined in the Company’s bylaws upon the affirmative vote of holders of at least 50% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our bylaws also provide that, except as set forth in the stockholders agreement, any vacancies on our Board will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

Calling of Special Meetings of Stockholders

Our certificate of incorporation provides that special meetings of our stockholders may be called at any time by the Chairman of the Board, the Board or a committee of the Board which has been designated by the Board or by a majority of the stockholders.

Stockholder Action by Written Consent

The DGCL permits stockholder action by written consent unless otherwise provided by our certificate of incorporation. Our certificate of incorporation precludes stockholder action by written consent.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the date on which we first mailed our proxy materials for the preceding year’s annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Supermajority Provisions

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation provides that the following provisions in the certificate of incorporation and bylaws may be amended only by a vote of at least 75% of the voting power of all of the outstanding shares of our common stock entitled to vote in the election of directors, voting together as a single class:

•	staggered board (the election and term of our directors);

•	the provisions regarding entering into business combinations with interested stockholders;

•	the ability to call a special meeting of stockholders being vested solely in our Board, a committee of our Board (if duly authorized to call special meetings), and the Chairman of our Board;

•	the advance notice requirements for stockholder proposals and director nominations; and

•	the amendment provision requiring that the above provisions be amended only with a 75% supermajority vote.

In addition, our certificate of incorporation grants our Board the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of the duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends or stock repurchases); or

•	for transactions from which the director derived improper personal benefit.

Our certificate of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly obligated to advance certain expenses (including attorneys’ fees and disbursements and court costs) and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Corporate Stock Transfer, Inc.

The NASDAQ Global Market has approved the listing of our common stock under the symbol “TFDI,’’ subject to official notice of issuance.

UNDERWRITING

Merriman Curhan Ford & Co. and Girard Securities, Inc. are acting as the representative of the underwriters. We and the underwriters named below have entered into an underwriting agreement with respect to the common stock being offered by this prospectus. In connection with this offering and subject to certain conditions, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell, the number of shares of common stock set forth opposite the name of each underwriter.

Underwriter	Number of Shares

Merriman Curhan Ford & Co.
Girard Securities, Inc.

Total	[5,454,545]

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the common stock if they buy any of it (other than those shares covered by the over-allotment option described below).

The underwriters have advised us that they do not intend to confirm sales of the common stock to any account over which they exercise discretionary authority in an aggregate amount in excess of 5% of the total securities offered by this prospectus.

We have granted to the underwriters an option to purchase up to an additional [818,182] shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. This option is exercisable as provided in the underwriting agreement and expiring 30 days after the effective date of this Offering. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus, if any. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are so purchased, the underwriters will offer the additional shares on the same terms as those on which the [5,454,545] shares are being offered.

The underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The Nasdaq Global Market has approved the listing of our common stock under the ticker symbol “TFDI,” subject to official notice of issuance.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are 7% of the public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

		Total Fees
		Without Exercise of	With Full Exercise of
	Fees Per Share	Over-Allotment Option	Over-Allotment Option

Public offering price	$11.00	$60,000,000	$69,000,000
Underwriting discounts and commissions(1)	$.77	$4,200,000	$4,830,000
Non-accountable expense allowance(2)	$.11	$600,000	$690,000
Proceeds to us, before expenses	$10.12	$55,200,000	$63,480,000

(1)	The underwriting discount is $[.77] per share (7% of the price of the shares sold in the Offering).

(2)	The non-accountable expense allowance is payable by us in an amount to be mutually agreed upon between the Company and the representatives but not to exceed, with respect to any underwriter, 1% of the gross proceeds of the shares purchased by such underwriter.

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions and the underwriters’ non-accountable expense allowance, will be approximately $[1,225,000].

Each of our officers, directors, and existing holders of five percent (5%) or more of our outstanding stock have entered into certain lock-up agreements, pursuant to which they have agreed with the underwriters not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock, for a period of at least 180 days after the date of the final prospectus relating to this public offering, without the prior joint written consent of Merriman Curhan Ford & Co. and Girard Securities, Inc. on behalf of the underwriters. This consent may be given at any time without public notice. In addition, if we issue an earnings release or material news or a material event relating to us occurs during the last 17 days of 180-day lock-up period, or if prior to the expiration of the 180-day lock-up period we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period, the restrictions imposed by underwriters’ lock-up agreements will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Merriman Curhan Ford & Co. and Girard Securities, Inc. jointly waive, in writing, such extension. The lock-up agreements do not apply to the exercise of options or warrants or the conversion of a security outstanding on the date of this prospectus and which is described in this prospectus, nor do they apply to transfers or dispositions of shares made (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound by the restrictions set forth in the lock-up agreements, (ii) to any trust for the direct or indirect benefit of a signatory to a lock-up agreement or the immediate family of such signatory, provided that the trustee of the trust agrees to be bound by the restrictions set forth in the lock-up agreements, (iii) by will or intestate succession provided the transferee agrees to be bound by the restrictions set forth in the lock-up agreements, or (iv) to the underwriters pursuant to the underwriting agreement, provided that Merriman Curhan Ford & Co. and Girard Securities, Inc. receive prior written notice of any transfer pursuant to (i) through (iii) above. There are no agreements between the underwriters and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period. In addition, we have agreed with the underwriters not to make certain issuances or sales of our securities for a period of at least 180 days after the date of the final prospectus relating to this public offering, without the prior joint written consent of Merriman Curhan Ford & Co. and Girard Securities, Inc. on behalf of the underwriters.

The underwriting agreement provides that we will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

In connection with the offering, Merriman Curhan Ford & Co. on behalf of the underwriters, may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close-out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close-out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Merriman Curhan Ford & Co. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The Nasdaq Global Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Prior to the offering, there has been no public market for our common stock. Consequently, the initial public offering price of the common stock offered by this prospectus will be determined by negotiation between us and the underwriters. Among the factors to be considered in determining the initial public offering price of the common stock are:

•	our history and prospects;

•	the industry in which we operate;

•	the present stage of our development, including the status of, and development prospects for, our proposed products and services;

•	our past and present operating results;

•	the market capitalizations and stages of development of other companies that we and the underwriters believe to be comparable to our business;

•	the previous experience of our executive officers; and

•	the general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of our common stock. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that our common stock can be resold at or above the initial public offering price.

From time to time, each of Merriman Curhan Ford & Co. and Girard Securities, Inc. and their respective affiliates may in the future provide investment banking, commercial banking and financial advisory services to us, for which they may in the future receive, customary fees. Other than the foregoing, Merriman Curhan Ford & Co. and Girard Securities, Inc. do not have any material relationship with us or any of our officers, directors or controlling persons, except with respect to Merriman Curhan Ford & Co.’s contractual relationship with us entered into in connection with this offering.

The Company has entered into a financial advisory agreement with Girard Securities, Inc. dated March 30, 2010, pursuant to which Girard Securities, Inc. has agreed to provide the following services to the Company for a period of six months following the effective date of the Offering: (i) evaluating and advising on a continuing basis following the Offering, the Company’s financial condition and capital structure, and (ii) assisting and advising the Company in connection with proposed corporate acquisitions as well as future debt and equity financings to finance such acquisitions or for general corporate purposes. In exchange for this agreement, Girard Securities, Inc. will receive warrants to purchase up to 160,000 shares of common stock at an exercise price equal to 120% of the offering price hereunder. The warrants will be exercisable commencing six months from the closing date of the Offering and for a period of four and one half years thereafter. The warrants will not be assignable except to officers and directors of Girard Securities, Inc. The warrants will include customary piggyback registration rights as well as a one-time right to require the underlying shares to be registered for resale on Form S-3; each of these registration rights will be subject to customary terms and conditions.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this Offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this Offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options or in the public market after this Offering, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

Upon the closing of this Offering, we will have outstanding an aggregate of 12,377,622 shares of common stock, after giving effect to the issuance of an aggregate of 5,454,545 shares of common stock in this Offering and assuming no exercise by the underwriters of their over-allotment option and no exercise of the Girard Warrants.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

Under Rule 144, a person generally may sell shares of our common stock acquired from us immediately upon the closing of this Offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Approximately [          ] shares of our common stock that are not subject to the lock-up agreements described below will be eligible for sale immediately upon the closing of this Offering.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 123,776 shares immediately after this Offering; and

•	the average weekly trading volume in our common stock on The NASDAQ Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon expiration of the 180-day lock-up period described below, [          ] additional shares of our common stock will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this Offering as described above. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement entered into before the effective date of this Offering is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144.

Lock-up Agreements

Subject to certain exceptions, each of our officers, directors, and existing holders of more than five percent (5%) of our outstanding stock have agreed with the underwriters not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock, for a period of at least 180 days after the date of the final prospectus relating to this public offering, without the prior joint written consent of Merriman Curhan Ford & Co. and Girard Securities, Inc. on behalf of the underwriters.

Registration Statement on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act covering up to 1,300,000 shares of common stock reserved for issuance under our Equity Incentive Plan. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or are otherwise subject to the lock-up agreements and manner of sale and notice requirements that apply to affiliates under Rule 144 described above.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Squire, Sanders & Dempsey L.L.P., Phoenix, Arizona. DLA Piper LLP (U.S.) and the Law Office of Gary A. Agron, Englewood, Colorado, have acted as counsel for the underwriters in connection with certain legal matters relating to the shares of common stock offered hereby.

EXPERTS

The consolidated financial statements of The Film Department as of December 31, 2009, 2008 and 2007, and for the years ended December 31, 2009 and 2008 and the period from inception May 22, 2007 to December 31, 2007, appearing in this prospectus and Registration Statement have been audited by BDO Seidman, LLP, independent registered accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, current and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following location of the SEC:

Public Reference Room
100 F Street, NE
Washington, D.C. 20549

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of that site is www.sec.gov.

We have filed a registration statement on Form S-1 with the SEC that covers the sale of the common stock offered by this prospectus. This prospectus is a part of the registration statement, but the prospectus does not include all of the information included in the registration statement. You should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.

Important Notice About the Information Presented in this Prospectus

You should rely only on the information provided in this prospectus. We have not authorized anyone to provide you with different information. The Film Department is not offering to sell, or seeking offers to buy, the shares in any state where offers or sales are not permitted. We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover.

This prospectus contains market data and industry forecasts that were obtained from industry publications, third-party market research and publicly available information. These publications generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. While we believe that the information from these publications is reliable, we have not independently verified and make no representation as to the accuracy of such information.

THE FILM DEPARTMENT HOLDINGS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

Contents

Independent Auditors’ Report	F-2
Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2009 and 2008	F-3
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2009 and 2008 and for the Period from Inception May 22, 2007 to December 31, 2007	F-4
Consolidated Statements of Members’ Deficit as of December 31, 2009 and 2008	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2009 and 2008 and for the Period from Inception May 22, 2007 to December 31, 2007	F-6
Notes to Consolidated Financial Statements	F-7

INDEPENDENT AUDITORS’ REPORT

Board of Directors
The Film Department Holdings LLC
West Hollywood, California

We have audited the accompanying consolidated balance sheets of The Film Department Holdings LLC (the “Company”) as of December 31, 2009 and 2008 and the related consolidated statements of operations and comprehensive loss, members’ deficit, and cash flows for the years ended December 31, 2009 and 2008 and for the period from May 22, 2007 (Inception) through December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Film Department Holdings LLC at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008 and for the period from May 22, 2007 (Inception) through December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the consolidated financial statements, the Company had a members’ deficit of $30,065,000 and $19,929,000 as of December 31, 2009 and 2008, and has suffered recurring losses from operations. The Company was unable to pay a scheduled quarterly interest payment on June 30, 2009 under the Second Lien Notes, and in addition, the Company was unable to fully fund a required reserve account by the August 28, 2009 deadline required under the terms of the Senior Credit Facility resulting in the occurrence of Events of Default under the Senior Credit Facility and Securities Purchase Agreement. These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 12. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  BDO Seidman, LLP

Los Angeles, California
March 2, 2010

The Film Department Holdings LLC

CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008
	(Amounts in thousands)

ASSETS
Cash and cash equivalents	$204	$13,730
Restricted cash	1,418	3,891
Short-term investments	—	10,350
Accounts receivable, net	5,548	3,560
Property and equipment, net	130	320
Development costs	1,689	1,688
Capitalized film costs, net	28,820	24,399
Other assets	7,862	975
Debt issuance costs, net	447	5,717

Total assets	$46,118	$64,630

LIABILITIES, REDEEMABLE MEMBER UNITS AND MEMBERS’ DEFICIT
Liabilities
Accounts payable and accrued liabilities	$1,251	$1,208
Accrued residuals and participations	827	—
Deferred revenue	613	3,373
Warrant liability	—	2,435
Senior Revolving Borrowing Base Credit Facility	—	10,373
Second Secured Lien Notes, net of discount	36,486	34,428

Total liabilities	39,177	51,817
Commitments and Contingencies (Note 11)
Redeemable member units	37,006	32,742
Members’ deficit	(30,065)	(19,929)

Total liabilities, redeemable member units and members’ deficit	$46,118	$64,630

See accompanying notes to consolidated financial statements.

The Film Department Holdings LLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended December 31,
	2009	2008	2007*
	(Amounts in thousands)

Revenues	$40,317	$—	$—

Expenses
Direct operating expense	30,028	26	168
Distribution and marketing expense	1,222	615	240
General and administration expense	9,636	7,230	3,125
Depreciation and amortization expense	191	171	61

Total expenses	41,077	8,042	3,594

Operating loss	(760)	(8,042)	(3,594)
Other expense (income)
Interest expense
Contractual interest expense	5,741	5,110	2,387
Amortization of debt discount	475	183	91
Amortization of debt issuance costs	5,270	1,207	683
Amortization of debt administration fees	188	63	—

Total interest expense	11,674	6,563	3,161
Other expense	3	—	7
Interest and other income	(2,461)	(954)	(1,125)
Investment loss	—	452	—

Total other expenses, net	9,216	6,061	2,043
Loss before income taxes	(9,976)	(14,103)	(5,637)
Income tax provision	—	—	—

Net loss	(9,976)	(14,103)	(5,637)
Realized (unrealized) investment loss	—	260	(260)

Comprehensive loss	$(9,976)	$(13,843)	$(5,897)

*	Period from inception, May 22, 2007 to December 31, 2007

See accompanying notes to consolidated financial statements.

The Film Department Holdings LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ DEFICIT

	Other		Total
	Comprehensive	Accumulated	Members’
	Loss	Deficit	Deficit
	(Amounts in thousands)

Balance, May 22, 2007 (date of inception)	$—	$—	$—
Unrealized loss on available-for-sale securities	(260)	—	(260)
Deemed dividend — Accretion of Class B redeemable units	—	(58)	(58)
Net Loss for the period ended December 31, 2007	—	(5,637)	(5,637)

Balance, December 31, 2007	(260)	(5,695)	(5,955)
Realized loss on available-for-sale securities	260	—	260
Deemed dividend — accretion of Class B redeemable units	—	(131)	(131)
Net loss for the year ended December 31, 2008	—	(14,103)	(14,103)

Balance, December 31, 2008	—	(19,929)	(19,929)
Deemed dividend — accretion of Class B redeemable units	—	(160)	(160)
Net loss for the year ended December 31, 2009	—	(9,976)	(9,976)

Balance, December 31, 2009	$—	$(30,065)	$(30,065)

See accompanying notes to consolidated financial statements.

The Film Department Holdings LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2009	2008	2007*
	(Amounts in thousands)

Increase (Decrease) in Cash and Cash Equivalents
Cash flows from operating activities
Net loss	$(9,976)	$(14,103)	$(5,637)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of film cost	27,446	—	—
Depreciation and amortization	191	171	61
Expense for abandoned development costs	1,051	26	168
Unit-based compensation	492	460	394
Amortization of debt discount and debt issuance costs	5,744	1,390	691
Change in fair value of warrants	(2,435)	—	—
Changes in operating assets and liabilities:
Decrease (increase) in restricted cash	2,473	2,412	(6,303)
(Increase) in accounts receivable	(1,988)	(3,431)	—
(Increase) in prepaid expenses and other current assets	(7,424)	(286)	(218)
(Increase) in development costs	(1,052)	(1,421)	(461)
(Increase) in film costs	(31,867)	(24,399)	—
Decrease (increase) in deposits and other assets	538	(489)	(112)
Increase (decrease) in accounts payable and accrued expenses	43	(68)	68
Increase in accrued residuals and participations	827	128	1,080
(Decrease) increase in deferred revenue	(2,760)	3,373	—
Increase in accrued interest on notes payable	5,090	3,349	2,106

Net cash used in operating activities	(13,607)	(32,888)	(8,163)

Cash flows from investing activities
Proceeds from Sale (Purchases) of short-term investments	10,350	21,768	(32,118)
Purchases of property and equipment	(1)	(49)	(502)

Net cash provided by (used in) investing activities	10,349	21,719	(32,620)

Cash flows from financing activities
(Repayment) borrowing from Second Secured Lien Notes	(3,507)	—	30,000
(Repayment) proceeds from Senior Credit Facility	(10,373)	10,373	—
Proceeds from Issuance of Membership Units	3,612	7,644	17,665

Net cash (used in) provided by financing activities	(10,268)	18,017	47,665

Net (decrease) increase in cash and cash equivalents	(13,526)	6,848	6,882
Cash and cash equivalents, beginning of period	13,730	6,882	—

Cash and cash equivalents, end of period	$204	$13,730	$6,882

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$401	$1,761	$366

Supplemental non-cash financing activity
Units and warrants issued for financing services rendered	$175	$250	$2,685

*	Period from inception, May 22, 2007 to December 31, 2007
See accompanying notes to consolidated financial statements.

The Film Department Holdings LLC

Notes To Consolidated Financial Statements

1.	Description of Business

Company Overview

The Film Department Holdings LLC (“Holdings”) was formed as a Delaware limited liability company on May 22, 2007. Holdings is the parent of a wholly-owned subsidiary, The Film Department, LLC (“LLC”), a Delaware limited liability company that was formed on July 27, 2006 (collectively, with Holdings, the “Company”). The Company commenced its operations on June 27, 2007, in accordance with its Amended and Restated Limited Liability Company Agreement (the “Operating Agreement”) executed on June 8, 2007.

At the initial closing on June 27, 2007, the Company was capitalized with $25 million in equity through the issuance of 25,000 Class B Units with a par value of $1,000 per Unit to various investors.

Additionally, the Company raised $30 million in operating capital through the issuance of Secured Second Lien Notes (“Second Lien Notes”) (see Note 7) and implemented a Senior Revolving Borrowing Base Credit Facility (“Senior Credit Facility”) for $140 million (see Note 8) with a senior lender group (“Senior Lenders”).

In December 2008, the Company raised an additional $7.64 million from certain of its existing members (see Note 10).

The Company was successful in negotiating forbearance agreements with the lenders under the Senior Credit Facility and Note Holders of the Second Lien Notes (see Note 7 and Note 8). This enabled the Company to recapitalize by entering into an agreement with H&W Movie Partners, LLC (“HWMP”) on December 2, 2009 pursuant to which HWMP agreed to make equity investments in the Company in exchange for the issuance to HWMP of Class G units (see Note 10). As part of the recapitalization the Company amended its operating agreement and is currently governed by the Second Amended and Restated Limited Liability Company Agreement, dated November 25, 2009.

As part of the recapitalization, the Company entered into a buyout agreement on November 23, 2009 with the Note Holders of the Second Lien Notes (see Note 7). The buyout agreement will allow the Company to repay the Second Lien Notes upon the occurrence of a future recapitalization event.

As of December 31, 2009, 2008, and 2007 the Company had incurred a net loss of $9.98 million, $14.10 million and $5.64 million, respectively, and an accumulated deficit of $30.07 million, $19.93 million and $5.96 million, respectively. For the years ended December 31, 2009 and 2008, cash flows from operating activities were not sufficient to support its operations. Also, the Company had Events of Default under the Senior Credit Facility and Securities Purchase Agreement. These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern

While the Company continues to produce new film assets, adverse changes in market conditions or limits on the Company’s ability to obtain financing could limit the Company’s production of new films. The impact of such eventualities could influence future operations of the Company. See Note 12 for Going Concern matters.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the consolidated accounts of The Film Department Holdings LLC and its wholly owned subsidiary, The Film Department, LLC and LLC’s wholly-owned subsidiaries, The Film Department Literary Acquisitions, LLC, The Film Department International, LLC, Rebound Distribution, LLC, LAC Films, LLC, BD Productions, LLC, TFD Music, LLC and The Film Department Music, LLC. All intercompany balances and transactions have been eliminated in consolidation.

The Film Department Holdings LLC

Notes To Consolidated Financial Statements — (Continued)

Revenue Recognition

Revenue from the sales or licensing of films is recognized upon meeting all recognition requirements of Accounting Standard Codification 926, Entertainment — Films (“ASC 926”) (formerly Statement of Position 00-2.) These requirements are a) persuasive evidence of a sale or licensing arrangement with a customer exists, b) the film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery, c) the license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale, d) the arrangement fee is fixed or determinable, and e) collection of the arrangement fee is reasonably assured. For the year ended December 31, 2009 the Company had produced and theatrically released two films that would meet all of the above-stated requirements and recognized $40.32 million in revenues.

Cash payments received in advance are recorded as deferred revenue until all the conditions of revenue recognition have been met. As of December 31, 2009 and 2008, the Company recorded deferred revenue totaling $0.61 million and $3.37 million, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less that are readily convertible into cash and are not subject to significant risk from fluctuations in interest rates. As a result, the carrying amount of cash and cash equivalents approximates fair value.

The Company places its cash and cash equivalents with major financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation (“FDIC”). At December 31, 2009 and 2008, the Company had cash balances on deposit with banks which exceeded the balance insured by the FDIC in the amount of $0.38 million and $2.89 million, respectively.

Restricted Cash and Cash Equivalents

The Company’s Senior Credit Facility required the establishment of an “Overhead Reserve Account,” an “Interest Reserve Account,” and a “Collection Account,” which are reflected as restricted cash and cash equivalents in the accompanying consolidated balance sheet. Restricted cash and cash equivalents include cash on deposit with financial institutions in demand accounts, savings accounts and short-term certificates of deposits.

Upon the initial closing of the Senior Credit Facility on June 27, 2007, approximately $7.5 million was deposited into the Overhead Reserve account. During the first year after the initial closing, the Company was able to draw down funds from the Overhead Reserve account until the balance in the Overhead Reserve account reached approximately $3 million. Pursuant to the Credit Agreement, which governed the Senior Credit Facility, the Company was required to keep a minimum balance of $3 million in the Overhead Reserve account up to June 27, 2012 (one year prior to the scheduled maturity date of the Senior Credit Facility).

As part of the forbearance agreements, which the Company entered into with the lenders of the Senior Credit Facility as well as the Note Holders of the Second Lien Notes, the Company was allowed to draw down funds from the Overhead Reserve account pursuant to a pre-approved budget to fund its operations. The balance in the Overhead Reserve account as of December 31, 2009 and 2008 was $0.58 million and $3.03 million, respectively.

Additionally, the Company was required to maintain a balance of approximately $4.20 million in the Interest Reserve Account, representing an estimated twelve months of interest due on the Second Lien Notes. As part of the forbearance agreement, the Senior Lenders and the Note Holders required that the balance in the Interest Reserve account on September 2, 2009 of approximately $4.29 million be applied against the outstanding balance of the Senior Credit Facility and the requirement for the Interest Reserve account was eliminated. The balance for the Interest Reserve account as of December 31, 2009 and December 31, 2008 was $0.

The Film Department Holdings LLC

Notes To Consolidated Financial Statements — (Continued)

Short-Term Investments

Short-term investments and securities held for sale consist of corporate, state and municipal securities with readily determinable fair market values and original maturities of twelve months, or less. Investments with maturities beyond one year may be classified as short-term based on their liquid nature and because such marketable securities represent the investment of cash that is available for current operations.

Accounts Receivable

Accounts receivable represent customer obligations due under contractual obligations where the conditions stated above in respect of revenue recognition have been fulfilled and where the customer has been invoiced for the amount payable.

The carrying amount of accounts receivable is reduced by an allowance that reflects management’s best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances.

The Company evaluates accounts receivable where it believes that there may be a possibility that the license agreement concerned may be at risk of being cancelled in the future. In these cases, the Company uses its judgment, based on the available facts and circumstances, and records a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are re-evaluated and adjusted as additional information is received that impacts the amount reserved.

If circumstances change (for example, the Company experiences higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligation to the Company), estimates of the recoverability of amounts due to the Company could be reduced by a material amount. The allowance for doubtful accounts at December 31, 2009 and 2008 totaled $0.

Fair Value Accounting

Effective January 1, 2008, the Company adopted Accounting Standard Codification 820, Fair Value Measurements (“ASC 820”). ASC 820 does not require any new fair value measurements; rather, it defines fair value, establishes a framework for measuring fair value in accordance with existing generally accepted accounting principles and expands disclosures about fair value measurements.

The adoption of ASC 820 for the Company’s financial assets and liabilities did not have a material impact on the financial position or operating results for the years ended December 31, 2009 and 2008.

Beginning January 1, 2008, financial assets and liabilities recorded at fair value in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Level inputs, as defined by ASC 820, are as follows:

Level Input	Input Definition

Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs, other than quoted prices included in Level I, that are observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The Film Department Holdings LLC

Notes To Consolidated Financial Statements — (Continued)

The following table summarizes fair value measurements by level at December 31, 2009 for assets and liabilities measured at fair value on a recurring basis:

December 31, 2009	Level I	Level II	Level III	Total
	(Amounts in thousands)

Cash and cash equivalents	$1,622	$—	$—	$1,622
Marketable securities:
Auction rate securities	—	—	—	—

Total assets	$1,622	$—	$—	$1,622

Warrant liabilities	$—	$—	$—	$—

Total liabilities	$—	$—	$—	$—

The following table summarizes fair value measurements by level at December 31, 2008 for assets and liabilities measured at fair value on a recurring basis:

December 31, 2008	Level I	Level II	Level III	Total
	(Amounts in thousands)

Cash and cash equivalents	$13,730	$—	$—	$13,730
Marketable securities:
Auction rate securities	—	10,350	—	10,350

Total assets	$13,730	$10,350	$—	$24,080

Warrant liabilities	$—	$—	$2,435	$2,435

Total liabilities	$—	$—	$2,435	$2,435

See Note 3 — Short-Term Investments for additional information on the Company’s auction rate securities, including a description of the securities and underlying collateral.

The following table summarizes our fair value measurements using significant Level III inputs, and changes therein, for the year ended December 31, 2009:

Level III

(Amounts in thousands)
Balance as of December 31, 2008	$(2,435)
Transfer in/out of Level III	—
Net unrealized gains (losses)	—
Net realized gains (losses)	2,435

Balance as of December 31, 2009	$—

The warrant liabilities are marked to fair value each reporting date until they are settled. The warrants are valued based on the price paid for the Class B redeemable units (see Notes 9 and 10) and adjusted for the order of expected future distributions of the Company. Effective September 2, 2009, as discussed in Notes 7 and 8, the Company entered into a forbearance agreement that modified the expected future cash distributions of the Company. On November 23, 2009 as part of the recapitalization the Company redeemed all outstanding C, D and E class warrants for an aggregate of $1.

The Film Department Holdings LLC

Notes To Consolidated Financial Statements — (Continued)

Property and Equipment

Property and equipment is recorded at historical cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets of three years. When property and equipment is sold or otherwise disposed of, the cost and related accumulated depreciation or amortization is removed from the accounts and any resulting gain or loss is included in income. The costs of normal maintenance and repairs are charged to expense when incurred.

In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed. There was no impairment recorded for the years ended December 31, 2009 and 2008.

Film Costs

Film costs are capitalized in accordance with ASC 926. Film costs represent capitalized costs for the production of films and other entertainment projects. These costs will be amortized when the films that the Company is producing meet all the requirements listed in ASC 926 and the Company is recognizing revenues for the Films.

Film costs are amortized in the same proportion that the current revenue bears to the estimated remaining unrecognized revenue as of the beginning of the current year. Revenue and cost forecasts are periodically reviewed by management and revised when warranted.

The Company has completed two feature films, The Rebound and Law Abiding Citizen. The Rebound was released in September of 2009 and in accordance with ASC 926, film costs of $5.85 million were amortized in the same proportion that the current revenues bears to the estimated remaining unrecognized revenues as of the beginning of the current year. Law Abiding Citizen was released both in the United States and in certain international territories on October 16, 2009. Film costs of $21.60 million were amortized in accordance with ASC 926, in the same proportion that the current revenues bear to the estimated remaining unrecognized revenues as of the beginning of the current year.

The carrying value of the film costs are periodically reviewed for impairment. If events or changes in circumstance indicate that the fair value of the capitalized costs on a specific film are less than their carrying value, an impairment charge is recognized in the amount by which the unamortized costs exceed the project’s fair value. No impairment charge was recognized for the years ended December 31, 2009 and 2008, and the period ended December 31, 2007, respectively.

Development Costs

Development costs are capitalized costs related to projects not in production. If the project is greenlit, the costs are reclassified as Film Costs. The Company evaluates on a monthly basis, all projects in development. If the Company decides to abandon any project, an expense for the costs incurred to date will be included in the Company’s consolidated statements of operations and comprehensive loss.

Debt Issuance Costs

Debt issuance costs are amortized using the effective interest method, over the expected term of the underlying debt instruments. On September 2, 2009 the Company entered into a forbearance agreement with the Senior Lenders regarding the Senior Credit Facility. As part of this forbearance agreement , the Senior Credit Facility was terminated and the Company was only allowed to draw down additional funds related to the completion and delivery of the picture Law Abiding Citizen.

The Film Department Holdings LLC

Notes To Consolidated Financial Statements — (Continued)

This reduction resulted in an accelerated amortization of the Debt Issuance Costs. As of November 24, 2009 the Senior Credit Facility was paid in full and terminated, therefore all debt issuance costs previously capitalized, which were related to the establishment of the Senior Credit Facility in 2007 were expensed.

As part of the forbearance agreement with the Note Holders of the Second Lien Notes, the scheduled maturity date for the Second Lien Notes was amended from June 27, 2014 to June 27, 2011. The debt issuance costs associated with the Second Lien Notes continue to be amortized at an accelerated rate using the effective interest method over the remaining term through June 27, 2011.

Amortization expense for the years ended December 31, 2009 and 2008, and the period ended December 31, 2007 totaled $5.27 million, $1.21 million, and $0.60 million, respectively, and such expense is included in interest expense in the accompanying statements of operations and comprehensive loss. As a result of the forbearance agreements, during the year ended December 31, 2009 the Company expensed $4.79 million of debt issuance costs related to the closing of the Senior Credit Facility.

	Senior Credit	Second Lien
	Facility	Notes
	(Amounts in thousands)

Balance at May 22, 2007	$—	—
Additions	6,429	1,178
Expensed	(600)	(83)

Balance at December 31, 2007	$5,829	1,095
Additions	—	—
Expensed	(1,041)	(166)

Balance at December 31, 2008	$4,788	929
Additions	—	—
Expensed	(4,788)	(482)

Balance at December 31, 2009	$—	447

Marketing Costs

The Company expenses marketing and distribution costs as incurred. Marketing and distribution costs for the years ended December 31, 2009 and 2008, and the period ended December 31, 2007 totaled $1.22 million, $0.62 million, and $0.24 million, respectively.

Income Taxes

The Company is not a taxpaying entity for federal income tax purposes. The various members of the Company include their respective share of the Company’s Income in their respective income tax returns.

Comprehensive Income or Loss

Comprehensive income or loss is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income or loss includes changes in the fair-value of available-for-sale investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts

The Film Department Holdings LLC

Notes To Consolidated Financial Statements — (Continued)

of assets and liabilities and disclosure of contingent assets and liabilities at the financial statement date and the reported amount of revenues and expenses during the reporting year. Actual results may differ from those estimates.

3.	Short-Term Investments

Short-term investments comprise investments available-for-sale. Investments available-for-sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of members’ equity.

The Company periodically analyzes its short-term investments for impairments considered other than temporary. In performing this analysis, the Company evaluates whether general market conditions that reflect prospects for the economy as a whole or information pertaining to the specific investments indicates that an other than temporary decline in value has occurred.

The Company considers specific factors, including the financial condition and near-term prospect of each investment and the intent and ability of the Company to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value. As a result of these reviews, the Company recognized no impairment charges for the years ended December 31, 2009 and 2008.

Short-term investments consist of the following as of December 31, 2009 and 2008:

	Amortized	Unrealized
December 31, 2009	Cost	Losses	Fair Value
(Amounts in thousands)

Available-for-sale securities:
Auction-rate securities	$—	$—	$—

Total investments	$—	$—	$—

	Amortized	Unrealized
December 31, 2008	Cost	Losses	Fair Value
	(Amounts in thousands)

Available-for-sale securities:
Auction-rate securities	$10,350	$—	$10,350

Total investments	$10,350	$—	$10,350

At December 31, 2009 and 2008, the Company held $0 and $10.35 million, respectively, of available-for-sale securities with a 28-day auction reset feature (“auction rate securities”). These securities are collateralized by corporations and higher education funded student loans which are substantially guaranteed by the federal government as part of the Federal Family Education Loan Program (FFELP) or by the underlying municipalities or state agencies. A Dutch auction process resets the applicable interest rate at predetermined intervals is intended to provide liquidity to the holder of auction rate securities by matching buyers and sellers within a market context enabling the holder to gain immediate liquidity by selling such interests at par or rolling over their investment. If there is an imbalance between buyers and sellers, the risk of a failed auction exists.

The Company experienced various failed auctions for securities with a par value of $5.56 million as of December 31, 2007. The Company sold these securities in February 2008 at $0.45 million below par value.

Additionally, the Company had several issues fail at auction during 2008, with a total par value of $10.35 million. At December 31, 2008, these short-term investments were still illiquid due to failed auctions.

On January 2, 2009, Merrill Lynch redeemed all outstanding illiquid auction rate securities held by the Company at par.

The Film Department Holdings LLC

Notes To Consolidated Financial Statements — (Continued)

4.	Property and Equipment

Property and equipment are comprised of the following:

	December 31,
			Life
	2009	2008	(in years)
	(Amounts in thousands)

Technical equipment and computers	$172	$172	3
Furniture, fixtures and equipment	186	185	3
Computer software	72	72	3
Leasehold improvements	122	122	3

Subtotal	552	551
Less: accumulated depreciation and amortization	(422)	(231)

Property and equipment, net	$130	$320

Depreciation and amortization expense related to property and equipment was $0.19 million, $0.17 million, and $0.06 million for the years ended December 31, 2009 and 2008, and the period ended December 31, 2007 respectively.

5.	Development Costs

Development costs at December 31, 2009 and 2008 consist entirely of costs for projects in development. The movement in development costs for the years ended December 31, 2009 and 2008 is as follows:

(Amounts in thousands)

Balance at May 22, 2007	$—
Additions	461
Transferred to film costs	—
Expensed	(168)

Balance at December 31, 2007	$293
Additions	1,421
Transferred to film costs	—
Expensed	(26)

Balance at December 31, 2008	$1,688
Additions	1,052
Transferred to film costs	—
Expensed	(1,051)

Balance at December 31, 2009	$1,689

The Company expensed $1.05 million , $0.03 million, and $0.17 million for the years ended December 31, 2009 and 2008, and the period ended December 31, 2007, respectively, related to abandoned projects.

6.	Film Costs

The Company has completed two feature films, The Rebound and Law Abiding Citizen. The Rebound was released in September of 2009 and Law Abiding Citizen was released on October 16, 2009 and in accordance with ASC 926, film costs of $5.85 million and $21.60 million, respectively were amortized in the same proportion that

The Film Department Holdings LLC

Notes To Consolidated Financial Statements — (Continued)

the current revenues bears to the estimated remaining unrecognized revenues as of the beginning of the current year in accordance with ASC 926.

Film costs at December 31, 2009 and 2008 consist of the following:

	2009	2008
	(Amounts in thousands)

Films in release	$56,266	$—
Films not yet available for release:
In process	—	24,399

Accumulated amortization	(27,446)	—

Film costs, net	$28,820	$24,399

Based on the Company’s estimates of projected gross revenues as of December 31, 2009, the Company expects approximately 77% of completed films, net of accumulated amortization, will be amortized during the one year period ending December 31, 2010, and approximately 100% of unamortized film costs applicable to films in release are expected to be amortized during the next three years.

7.	Second Secured Lien Notes

On June 27, 2007, the Company entered into a Securities Purchase Agreement for a total committed funding of $30 million through the issuance of Second Lien Notes. At the date of issuance, the purchasers of the Second Lien Notes (“Note Holders”) were granted a second lien security interest in all of the Company’s property and interests in property and proceeds thereof. The second lien security interest is subordinated to the first lien security interest, granted to the Senior Lenders of the Senior Credit Facility under the Credit Agreement (see Note 8).

The first and second liens are currently held by Union Bank, N.A. Union Bank, N.A. was the administrative and collateral agent for the Senior Lenders and the collateral agent for the Note Holders.

The Second Lien Notes, as originally issued, included a payment in kind (“PIK”) feature that permitted the Company to capitalize and add to the aggregate outstanding principal amount of the Second Lien Notes each quarterly interest payment due thereunder and defer payment thereof to the scheduled maturity date of June 27, 2014 (although as originally issued the Second Lien Notes also permitted the Company in its discretion to pay quarterly interest in cash subject to satisfaction of certain conditions). At the request of General Electric Capital Corporation (GECM), the initial Note Holder of all Second Lien Notes, and in order to assist GECM in its post-closing syndication efforts, the Company entered into an amendment to the Securities Purchase Agreement on August 7, 2007, pursuant to which, among other things, the Second Lien Notes were amended and restated to eliminate the PIK feature for, and require the cash payment of, all quarterly interest payments, at an annual rate of 12%, required to be made by the Company after September 30, 2008, subject to the ability of the Company to elect to defer the payment of interest due on any quarterly interest payment date to the next succeeding quarterly interest payment date (on which date all accrued and unpaid interest for the preceding two quarterly periods would be required to be paid in cash). Following this amendment, GECM syndicated the Second Lien Notes in a series of transactions to R6 Capital and its successor company, Eton Park.

Due to liquidity and capital resource issues resulting in part from the aforementioned amendments to the Second Lien Notes, the Company was unable to pay scheduled quarterly interest payments totaling $2.16 million due on June 30, 2009 under the Second Lien Notes.

Despite the occurrence of the above Event of Default, the Company was successful in negotiating forbearance agreements on September 2, 2009 with its Note Holders under the Securities Purchase Agreement and Senior Credit Facility pursuant to which such holders agreed to forbear from exercising any rights and remedies under the

The Film Department Holdings LLC

Notes To Consolidated Financial Statements — (Continued)

Securities Purchase Agreement and the Senior Credit Facility (absent the occurrence of any additional events of default thereunder) until June 30, 2010, and December 31, 2009, respectively.

As part of the forbearance agreements, the Senior Lenders allowed the Company to draw funds from the Overhead Reserve account pursuant to a pre-approved budget to fund its operations. Additionally, the Note Holders and the Senior Lenders required that the balance in the Interest Reserve account on September 2, 2009 of approximately $4.2 million be applied against the outstanding balance of the Senior Credit Facility.

Additionally, the forbearance agreement included a provision that amended the scheduled maturity date on the Second Lien Notes from June 27, 2014 to June 27, 2011.

The Second Lien Notes initially accrued interest at 13.5% per annum through September 30, 2008 (the initial PIK period). All interest through September 30, 2008 was capitalized and added to the aggregate outstanding principal amount of the Second Lien Notes. Since October 1, 2008, the Second Lien Notes bear interest at 12.0% per annum. The Second Lien Notes currently accrue interest at the default rate of 16% per annum. As of December 31, 2009 and 2008, the amount of the Second Lien Notes totaled $37.04 million and $35.45 million, respectively, of which $26.49 million and $30.0 million, respectively, represents the original principal amount and $10.54 million and $5.45 million, respectively, represents the amount of accrued but unpaid interest that was capitalized and added to the principal amount of the Second Lien Notes. The aggregate principal amount of the Second Lien Notes, including all capitalized interest, shall be paid in full on June 27, 2011.

In connection with the Securities Purchase Agreement, the Company granted to the Purchasers of its Second Lien Notes, warrants to acquire an aggregate of 1,538 Class C Units of the Company, at a purchase price of $0.01 per Class C Unit.

The value of the warrants at issuance of $1.30 million was treated as a discount to the debt and amortized over the life of the Second Lien Notes using the effective interest rate method. As of part of a buyout agreement (as outlined below), which the Company entered into on November 23, 2009 with the Note Holders, all Class C warrants were redeemed for an aggregate of $1 (see Note 9.)

For the years ended December 31, 2009 and 2008, and the period ended December 31, 2007 the amount of discount amortized to interest expense in the accompanying statements of operations and comprehensive loss totaled $0.47 million and $0.18 million, and $0.09 million, respectively.

Second Lien Notes payable are comprised of the following:

	December 31,
	2009	2008
	(Amounts in thousands)

Original principal amount	$26,493	$30,000
Accrued interest	10,545	5,455
Less: unamortized discount	(552)	(1,027)

Second Lien Notes payable, net of interest and unamortized discount	$36,486	$34,428

On November 23, 2009, the Company entered into a Buyout Agreement (the “Buyout Agreement”) with H & W Movie Partners, LLC (“HWMP”), a company related through common ownership, and the Note Holders of the Second Lien Notes, Eton Park CLO Management 1, Eton Park CLO Management 2, Eton Park Master Fund, Ltd., and Eton Park Fund, L.P. (collectively “Eton Park”). Under the terms of the Buyout Agreement, should the Company consummate an Equity Transaction, as defined therein, either through an initial public offering (an “Offering”) or through a private equity investment (a “Private Investment”), the Company agrees to pay Eton Park a portion of the proceeds received to repay the Second Lien Notes. Upon an Offering, the Company will pay to Eton Park the lesser of (a) $37.5 million or (b) the outstanding obligations owing to Eton Park under the Second Lien Notes less $1.5 million, and, in addition thereto, will issue and deliver to Eton Park the number of shares of common

The Film Department Holdings LLC

Notes To Consolidated Financial Statements — (Continued)

stock having a value of $1.5 million. If the Offering is not consummated and a Private Investment is completed, the Company will pay the lesser of (i) $39 million or (ii) the outstanding obligations owing to Eton Park under the Second Lien Notes as of the date of the receipt of such funds. Effective immediately upon receipt by Eton Park of the applicable initial cash paydown described above upon consummation of an Equity Transaction, the Company’s obligations to Eton Park under the Second Lien Notes will be terminated, and all liens securing those obligations will be extinguished. In conjunction with the Buyout Agreement, EP Holding (Film), Corp., Eton Park’s designated holder of the Class C warrants of the Company, entered into a Redemption Agreement on November 23, 2009, pursuant to which the Company redeemed all outstanding Class C warrants held by such Eton Park designee for an aggregate purchase price of $1.

In addition to the initial cash paydown to be paid by the Company to Eton Park upon consummation of an Equity Transaction as described above, to the extent that the aggregate outstanding obligations owing to Eton Park under the Second Lien Notes at the time of such initial cash paydown exceeds $39 million (such excess, the “Additional Payment”), the Company will also pay to Eton Park an amount equal to all cash receipts actually received by the Company from Overture Films, LLC (“Overture”) under the Company’s distribution agreement with Overture in respect of the film Law Abiding Citizen until the Additional Payment is paid in full, together with any accrued and unpaid interest thereon at a rate of 16% per annum.

As part of the Buyout Agreement, HWMP agrees to make certain equity investments in the Company as specified therein in exchange for the issuance to HWMP of Class G units. The Buyout Agreement also provides for the consent by Eton Park to the sale by the Company and the purchase by HWMP of all right, title and interest of the Company in and to that certain film currently entitled Earthbound (the “Purchased Film”) for a cash purchase price of $0.15 million and otherwise on the terms and conditions set forth in the Earthbound Acquisition Agreement (as defined therein). As additional consideration for Eton Park’s consent to the sale by the Company of the Purchased Film, Eton Park is also entitled to a participation in an amount equal to 8.6% of the adjusted gross receipts of the Purchased Film and any other films or entertainment products made based upon the Purchased Film, commencing at Cash Breakeven as defined in the Earthbound Participation Agreement referred to in the Buyout Agreement. However, in the event that an Equity Transaction is consummated on or before April 30, 2010 and Eton Park receives the applicable cash paydown, then Eton Park’s right to receive the participation shall terminate.

8.	Senior Revolving Borrowing Base Credit Facility

On June 27, 2007, the Company entered into a Credit Agreement for a Senior Credit Facility that provided for borrowings under a line of credit up to a maximum of $140 million. The Company had the option to draw from the Credit Facility via Base Rate Loans or Eurodollar Rate Loans.

Borrowings made as Base Rate Loans bear interest at the Base Rate, defined as the higher of (a) the rate last quoted by The Wall Street Journal as the “base rate on corporate loans posted by at least 75% of the nation’s largest banks” in the United States (commonly known as the Prime rate) or the sum of 0.5% per annum and the Federal Funds Rate; plus a margin of 1.25%. The applicable Base Rate as of December 31, 2008 was 3.25%, resulting in an interest rate of 4.5% for all outstanding base rate loans at December 31, 2009.

As of December 31, 2009, the outstanding Base Rate Loans were $0. As of December 31, 2008, the outstanding Base Rate Loans were $0.87 million bearing interest at a rate of 4.5%.

Borrowings made as Eurodollar Rate Loans bear Interest at the Eurodollar Rate, defined as the rate offered for deposits in Dollars for the applicable Interest Period appearing on Reuters Screen LIBOR01; plus a margin of 2.25%. The Company can select to fix the applicable Libor Rate for the Eurodollar Rate Loans at one, two, three or six month options.

The Credit Facility also incurred an unused commitment fee equal to 0.50% per annum, payable quarterly. The Company incurred $0.40 million, $0.70 million, and $0.37 million of unused commitment fee for the years ended December 31, 2009 and 2008, and the period ended December 31, 2007, respectively.

The Film Department Holdings LLC

Notes To Consolidated Financial Statements — (Continued)

As previously mentioned in Note 7, on September 2, 2009 the Company entered into a forbearance agreement with the Senior Lenders under the Senior Credit Facility and the Securities Purchase Agreement. The forbearance agreement effectively resulted in the termination of the Senior Credit Facility, and reduced the credit commitment to $0. At December 31, 2009 and 2008, $0 and $10.37 million was outstanding under the Credit Facility, respectively. The forbearance agreement with the Senior Lenders also stipulates that the borrowing base facility cannot be utilized with respect to any future films.

The default under the Senior Credit Facility was based on a provision included in a waiver, consent and amendment agreement, dated February 27, 2009. The provision stipulated that the Company was required to utilize any additional borrowing base availability to establish a cash reserve account of up to $5 million no later than July 31, 2009 in order to enable the Company to be able to service an obligation it had entered into pursuant to the license agreement for the film Law Abiding Citizen with the U.S. distributor, Overture Films.

The Company was able to extend the deadline from July 31, 2009 to August 28, 2009, however the Company was not able to establish the required reserve of $5 million, hence an Event of Default occurred on such date under the Credit Agreement and Securities Purchase Agreement.

The balance in the above stated cash reserve account as of August 29, 2009 was $1.22 million. As part of the forbearance agreement with the Note Holders, it was agreed that the Note Holders would provide additional funding of $3.78 million in order to provide the Company with the ability to fulfill its contractual obligation it had with Overture Films.

As part of the forbearance agreements, the Senior Lenders and the Note Holders required that the balance in the Interest Reserve account on September 2, 2009 of approximately $4.29 million be applied against the outstanding balance of the Senior Credit Facility and the requirement for the Interest Reserve account was eliminated.

At December 31, 2009 and 2008, the balances in the Overhead Reserve Account, the Interest Reserve Account and the Collection Account were $1.35 million and $3.49 million, respectively. The Credit Facility also has various covenants which were met at December 31, 2009 and 2008 with the exception of the funding of the Interest Reserve Account (see Note 2).

As of December 31, 2009 and 2008, the following Financial Institutions were members of the Lender Group under the Senior Credit Facility with the following commitment amounts:

	December 31,
	2009	2008
	(Amounts in thousands)

General Electric Capital Corporation	$—	$30,000
CIT Lending Services Corporation	—	30,000
Comerica Bank	—	22,500
Union Bank, N.A.	—	25,000
City National Bank	—	12,500
Bank Leumi USA	—	10,000
California Bank and Trust	—	10,000

Total available Senior Revolving Borrowing Base Credit Facility	$—	$140,000

Pursuant to the Credit Agreement the lender group had appointed Union Bank, N.A. as the Administrative Agent and Collateral Agent to facilitate the Senior Credit Facility.

The Film Department Holdings LLC

Notes To Consolidated Financial Statements — (Continued)

9.	Warrants

On June 27, 2007, in connection with the terms of the Securities Purchase Agreement, the Company issued warrants to the Note Holders of the Second Secured Lien Notes to acquire an aggregate of 1,538 Class C Units of the Company, at a purchase price of $0.01 per Class C Unit. At issuance, the warrants had a fair value of $1.30 million in the aggregate, resulting in a discount to the Second Lien Notes (see Note 7). The warrants were exercisable at any time after the Class B members (Note 10) have received distributions equal to the amounts contributed by the Class B members and their preferred return, as defined in the Operating Agreement, until June 27, 2017.

On June 27, 2007, the Company issued 1,282 Class D warrants and 641 Class E warrants, with an exercise price of $0.01 per Unit, to certain consultants of the Company. The warrants were exercisable at any time after the Class B members (Note 10) have received distributions equal to the amounts contributed by the Class B members and their preferred return, as defined in the Operating Agreement, until June 27, 2017.

The Class C, D and E Warrants were exercisable into Class C, D and E member units, respectively, as discussed in Note 10. Previously, the warrants had been classified as liabilities in the accompanying consolidated balance sheet due to the redeemable feature of the related member units.

As part of the recapitalization the Company entered into with HWMP on December 2, 2009, the Class D and Class E warrants were redeemed by the Company for $1 each (see Note 10). Additionally, as part of the Eton Park Buyout Agreement (see Note 7) the Class C units were redeemed for $1.00 in December 2009.

Based on the redemption of the Class C, D, and E warrants the Company recognized $2.44 million as Other Income for the year ended December 31, 2009.

The warrants outstanding as of December 31, 2009 are as follows:

	Number	Fair
Warrants	of Units	Value
(Amounts in thousands)

Class C Units	—	$—
Class D Units	—	—
Class E Units	—	—

Balance at December 31, 2009	—	$—

The warrants outstanding as of December 31, 2008 are as follows:

	Number	Fair
Warrants	of Units	Value
	(Amounts in thousands)

Class C Units	1,538	$1,300
Class D Units	1,282	907
Class E Units	641	228

Balance at December 31, 2008	3,461	$2,435

10.	Redeemable Member Units

On June 8, 2007, the Company executed the Operating Agreement, and issued an aggregate of 25,000 units of Class B redeemable units at a value of $1,000 per unit, and received net proceeds of $23.80 million (net of allocated underwriting fees, commissions, and other issuance costs in aggregate of $1.20 million) on the closing date of the Senior Credit Facility, as well as the Securities Purchase Agreement.

As part of the recapitalization, the Company’s operating agreement was revised on December 2, 2009 and the initial Class B units were converted to Class B-1 units.

The Film Department Holdings LLC

Notes To Consolidated Financial Statements — (Continued)

On November 13, 2008, the Company issued an additional 7,644 units of Class B redeemable units at a value of $1,000 per unit and received proceeds of $7.64 million. As part of the amended and restated Operating agreement on December 2, 2009, these Class B units were converted to Class B-2 units.

On December 2, 2009, the Company entered into an agreement with HWMP pursuant to which HWMP agreed to make equity investments in the Company in exchange for the issuance to HWMP of Class G units. HWMP also agreed to make equity investments in Earthbound Films, LLC and Earthbound Productions, LLC (collectively, the “Earthbound Films Entities”), 8439 Holdings, LLC (“8439”) and 8440 Holdings, LLC (“8440”), and the Company and HWMP entered into a put/call agreement pursuant to which the parties agreed that HWMP would transfer to the Company 100% of the equity of Earthbound Films, 8439 and 8440 in exchange for the issuance by the Company to HWMP of Class G units. The primary purpose of this transaction was to facilitate the financing by HWMP of certain production expenses of Earthbound incurred by the Earthbound Films Entities, but to allow the Company to subsequently acquire all rights to Earthbound and other assets then held by the Earthbound Films Entities, 8439 and 8440 by acquiring 100% of the equity of each such entity in consideration for the issuance to HWMP of Class G units. Upon exercise of the put/call agreement, Class G membership units will constitute a majority of the equity of TFD.

As consideration for the purchase by the Company of such equity interests pursuant to the Put Notice or the Call Notice, the Company shall issue such number of Class G Units to HWMP so that HWMP shall receive an additional percentage in the Company equal to a fraction, the numerator of which is the aggregate amount of cash that HWMP actually contributed to the capital of its subsidiaries, and the denominator of which is $0.18 million, subject to certain limitations set forth in the Operating Agreement. The rights under the Put Notice and the Call Notice expire if the Company or its successor-in-interest does not consummate an Equity Transaction on or before the later of (i) April 30, 2010, or (ii) such later date as Eton Park may agree the Company or its successor-in-interest may consummate an Equity Transaction pursuant to the Buyout Agreement, provided that such date shall not be later than April 30, 2010.

As part of the recapitalization, Class D and E units were redeemed for $1.00 respectively. The former holders of the Class D units were issued Class J units representing 1%.

The aggregate investment commitment of HWMP through December 31, 2009 was a minimum of $7.83 million. Of this amount, $3.33 million was committed for investment in or for the benefit of the Company, while $4.5 million was committed for investment in the Earthbound Films Entities, 8439 and 8440. As of December 31, 2009, the Company had received $2.94 million from HWMP.

Additionally, HWMP committed an additional $6.5 million if the Equity Transaction is delayed past January 10, 2010. Such investment may be funded either in a lump sum on January 10, 2010 or on a monthly basis in accordance with the Budget funding requirements. The Company will issue additional Class G units, which will dilute existing Class B Units and Class J units until they reach a dilution floor of 15.00% and 0.25%, respectively.

On December 2, 2009, the Company issued 500 Class G units to Sandeman, Ltd. for a prior investment of $0.50 million.

Under the Operating Agreement, at any time after the 10th anniversary of the Closing Date, Class B Members holding at least 25% of the Class B Units and Class G Members holding at least 25% of the Class G units will have the right to deliver a Put Option Notice to the Company, requiring the Company to purchase for an amount equal to the fair market value, all of the Class B Units or Class G units.

Following the delivery of the Put Option Notice, the applicable Class B Members, Class G Members and the Company shall negotiate in good faith to attempt to determine the Put Option Price for the Put Interests and the other Interests based on the Company being sold for its fair market value with the net proceeds remaining after payment of any indebtedness being distributed.

The Film Department Holdings LLC

Notes To Consolidated Financial Statements — (Continued)

The Class B and Class G redeemable units contain certain provisions that allow the holder to redeem the units for cash after a certain date. As redemption under these circumstances is not solely within the Company’s control, the Class B and Class G redeemable units are classified outside of members’ equity.

The Company accretes changes in the redemption value of the redeemable units as a deemed dividend on the Class B and Class G Units over the period from the date of issuance to the earliest redemption date using the effective interest method.

In connection with the Executive Services Agreement entered between the Company and certain Executives, the Company issued 640 Class A Units with a fair market value of $900 per Unit and 1,000 Class F-1 Units with a fair market value of $1,000 per unit on the effective date of each Agreement. These Units had a vesting term of three years, of which 25% shall vested on the Effective Date and 25% on each anniversary thereafter, provided, however, that vesting should cease if the Executive’s employment terminates for any reason.

For the years ended December 31, 2009 and 2008, and the period ended December 31, 2007, 25% of the Class A and F-1 Units issued have vested each period, respectively, and the Company has recorded unit-based compensation expense of $0.25 million and $0.14 million for the Class A Units and Class F-1 Units, respectively, for each year ended December 31, 2009 and 2008, and the period ended December 31, 2007.

As part of the amendment to the Operating Agreement on November 25, 2009, the Company redeemed all outstanding Class A and F-1 units for $1.00 per Class of units. In exchange the Company issued Class H units to the unit holders. Class H units vest over a period of 5 years and the Company recorded compensation expense for the Class H units for the year ended December 31, 2009 of $0.02 million.

The Class H units shall vest in full upon the occurrence of the initial public offering.

As of December 31, 2008, the Company had issued 74 Management Incentive Shares (“MIS Units”) at $900 per MIS Unit for a total value of $0.07 million, leaving 273.5 MIS Units outstanding. The MIS Units vest 20% per year beginning either on the date of issuance, or upon the second anniversary of issuance.

As part of the amendment to the Operating Agreement on November 25, 2009, the Company cancelled all outstanding MIS Units. In exchange the Company issued Phantom Class H units to the units holders. Phantom Class H units initially vested over a period of 5 years and the Company recorded compensation expense for the Phantom Class H units for the year ended December 31, 2009 of $0.03 million. The Phantom Class H units were subsequently amended to fully vest effective as of January 1, 2010.

The Company also issued 1,000 Class F-2 Units to two of the Company’s investors. These Units vested in the same manner as the Class A and F-1 Units described above. For the year ended December 31, 2008, 25% of the Class F-2 Units issued had vested, and were recorded as issuance costs for the Class B redeemable Units.

As part of the amendment to the Operating Agreement on November 25, 2009, the Company redeemed all outstanding F-2 Units for $1.00. No units were issued in exchange for the redemption.

The Film Department Holdings LLC

Notes To Consolidated Financial Statements — (Continued)

Unit Based Compensation activity during 2009, 2008, and 2007 is as follows:

		Weighted
		Average
	Units	Exercise Price
	(Units and per unit prices not in thousands)

Outstanding at May 22, 2007	—	$—
Granted (MIS)	1,971	951
Forfeited (MIS)	—	—

Outstanding at December 31, 2007	1,971	951
Granted (MIS)	—
Forfeited (MIS)	(57.5)	900

Outstanding at December 31, 2008	1,913.5	952
Granted (Phantom H units)	1,500	13
Granted (MIS)	—	—
Forfeited (MIS)	(9)	900
Redeemed (MIS)	(1,904.5)	952

Outstanding at December 31, 2009	1,500	$13

A summary of the activity for nonvested unit based compensation as of December 31, 2009, 2008, and 2007 is as follows:

	Number	Weighted
	of	Average Grant
	Units	Date Fair Value
	(Units and per unit prices not in thousands)

Nonvested at May 22, 2007	—	$—
Grants (MIS)	1,971	951
Forfeited (MIS)	—	—
Vested (MIS)	(447)	956

Nonvested at December 31, 2007	1,524	949
Grants (MIS)	—	—
Forfeited (MIS)	(57.5)	900
Vested (MIS)	(447)	956

Nonvested at December 31, 2008	1,019.5	949
Granted (Phantom H units)	1,500	2,000
Grants (MIS)	—	—
Forfeited (MIS)	(9)	954
Vested (MIS and Phantom H units)	(489.7)	1,007
Redeemed (MIS)	(545.8)	946

Nonvested at December 31, 2009	1,475	$2,000

The Film Department Holdings LLC

Notes To Consolidated Financial Statements — (Continued)

Information relating to the stock based compensation at December 31, 2009, 2008, and 2007 is as follows:

	Stock Based Compensation Outstanding				Stock Based Compensation Exercisable
			Weighted
			Average	Weighted		Weighted
			Remaining	Average		Average
	Exercise		Contractual Life	Exercise		Exercise
	Price	Number	(Years)	Price	Number	Price
	(Amounts not in thousands)

2009
	$13	1,500	5.00	$13	25	$13

	$13	1,500	5.00	$13	25	$13

2008
	$1,000	1,000	2.00	$1,000	500	$1,000
	$900	913.5	2.48	$900	394	$900

	$900 — $1,000	1,913.5	2.18	$951	894	$956

2007
	$1,000	1,000	3.00	$1,000	250	$1,000
	$900	971	3.49	$900	197	$900

	$900 — $1,000	1,971	3.24	$951	447	$956

The Class H, Phantom H and J units have certain Tag-Along Rights as defined in the Operating Agreement, which allow the members to redeem the units for cash, if and when such rights are exercised by the Class B members and Class G members. As redemption under these circumstances is not solely within the Company’s control, these units were classified outside of members’ equity.

On December 2, 2009, the Company signed an agreement whereby the A and F-1 units were converted into H Units and the Class D units were redeemed and Class J units issued in return, therefore these were considered members equity as of December 31, 2009.

In the event that either (i) Members holding at least 50% of the Class G Units and at least 50% of the Class B Units, or (ii) Members holding at least 50% of the Class G Units (in each case, the “Electing Members”) has indicated the desire to effect a sale of 100% of its Units at any time after June 8, 2012, with respect to a determination by Class G and Class B Members, or after June 8, 2017 with respect to determination by the Class G Members, the Electing Members may request by delivery of a Drag-Along notice setting forth the price in cash to be paid by the proposed purchaser for all of such Members’ Interests. Other Members shall have the obligation to sell all of their interests.

Each Member shall own the number and type of Interest as set forth in the Operating Agreement. The Profits or Losses of the Company shall be allocated to the Capital Accounts of the Members such that the Capital Accounts of the Members are as nearly as possible equal (proportionately) to the amounts that would be distributed to the Members if all assets of the Company were sold as of the end of such period for cash equal to their book values, all liabilities of the Company were satisfied to the extent required by their terms and the net proceeds were distributed (“Hypothetical Liquidation”).

The Film Department Holdings LLC

Notes To Consolidated Financial Statements — (Continued)

	Class A									Total
	Units and	Class B	Class B-1	Class B-2	Class F-1	Class F-2	Class G	Class H	Class J	Redeemable
(Amounts in thousands)	MIS	Units	Units	Units	Units	Units	Units	Units	Units	Units

Balance, December 31, 2007	$144	$23,862	$—	$—	$250	$250	$—	$—	$—	$24,506
Issuance of Class B	—	7,644	—	—	—	—	—	—	—	7,644
Class B issuance costs	—	(250)	—	—	—	250	—	—	—	—
Deemed dividend on Class B	—	132	—	—	—	—	—	—	—	132
Unit-based compensation (Class A/MIS Units)	210	—	—	—	250	—	—	—	—	460

Balance, December 31, 2008	354	31,388	—	—	500	500	—	—	—	32,742
Issuance of Units	—	—	—	—	—	—	3,437	—	—	3,437
Class B issuance costs	—	—	(191)	(59)	250	250	—	—	—	250
Deemed dividend on Class B	—	160	—	—	—	—	—	—	—	160
Unit-based compensation (Class A/MIS Units)	242	—	—	—	—	—	—	—	—	242
Recapitalization	(596)	(31,548)	24,161	7,387	(750)	(750)		2,096	175	175

Balance, December 31, 2009	$—	$—	$23,970	$7,328	$—	$—	$3,437	$2,096	$175	$37,006

11.	Commitments and Contingencies

The Company leases office space under a non-cancelable operating lease, which expires June 2010. The future minimum rental payments under the lease agreement at December 31, 2009 are as follows:

Years Ending December 31,	Amount
(Amounts in thousands)

2010	$171

Total minimum lease payments	$171

Expense incurred under the lease agreement was $0.37 million for each of the years ended December 31, 2009 and 2008 and $0.16 million for the period ended December 31, 2007.

The Company has employment contracts with certain of its key employees. The contracts will terminate upon a termination event as defined in the contracts, normally requiring notice by the Company or the employee. Future minimum payments under the employment contracts at December 31, 2009 are as follows:

Years Ending December 31,	Amount
(Amounts in thousands)

2010	$3.0
2011	4.0
2012	0.7
Thereafter	—

Total	$7.7

Legal Matters

The Company may, from time to time, be involved in legal proceedings, regulatory actions, claims and litigation arising in the ordinary course of business. These matters are not expected to have a material adverse effect upon the Company’s financial statements.

The Film Department Holdings LLC

Notes To Consolidated Financial Statements — (Continued)

Indemnification

Under its Operating Agreement, the Company has agreed to indemnify its Directors, Officers, Members and Affiliates of a Member, and any Representative of a Member and its Affiliates, and any employee of the Company and its Affiliates (collectively “Covered Persons”) for certain events or occurrences arising as a result of the Covered Persons serving in such capacity, that require the Company, subject to certain exceptions, to indemnify the Covered Persons to the fullest extent authorized or permitted by its Operating Agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company believes the estimated fair value of these indemnification agreements is de minimis and has no liabilities recorded for these agreements as of December 31, 2009 and 2008.

12.	Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. For the years ended December 31, 2009 and 2008, cash flows from operating activities were not sufficient to support its operations. As of December 31, 2009, 2008, and 2007 the Company had incurred a net loss of $9.98 million, $14.10 million, and $5.63 million, respectively, and an accumulated deficit of $30.07 million, $19.93 million, and $5.90 million, respectively.

The Company was unable to pay a scheduled quarterly interest payment on June 30, 2009 under the Second Lien Notes, and in addition, the Company was unable to fully fund a required reserve account by the August 28, 2009 deadline required under the terms of the Senior Credit Facility, resulting in the occurrence of Events of Default under the Senior Credit Facility and Securities Purchase Agreement. These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans to ensure the Company continues as a going concern include the paydown of outstanding debt of the Company using proceeds from the revenues generated from the film title Law Abiding Citizen which was released on October 16, 2009 and through the Buyout Agreement. Upon an Offering, the Company will pay to Eton Park the lesser of (a) $37.5 million or (b) the outstanding obligations owing to Eton Park under the Second Lien Notes less $1.5 million, and, in addition thereto, will issue and deliver to Eton Park the number of shares of common stock having a value of $1.5 million. If the Offering is not consummated and a Private Investment is completed, the Company will pay the lesser of (i) $39 million or (ii) the outstanding obligations owing to Eton Park under the Second Lien Notes as of the date of the receipt of such funds.

Effective immediately upon receipt by Eton Park of the applicable initial cash paydown described above upon consummation of an Equity Transaction, the Company’s obligations to Eton Park under the Second Lien Notes will be terminated, and all liens securing those obligations will be extinguished.

In addition to the initial cash paydown to be paid by the Company to Eton Park upon consummation of an Equity Transaction as described above, to the extent that the aggregate outstanding obligations owing to Eton Park under the Second Lien Notes at the time of such initial cash paydown exceeds $39 million (such excess, the “Additional Payment”), the Company will also pay to Eton Park an amount equal to all cash receipts actually received by the Company from Overture under the Company’s distribution agreement with Overture in respect of the film Law Abiding Citizen until the Additional Payment is paid in full, together with any accrued and unpaid interest thereon at a rate of 16% per annum.

As part of the Buyout Agreement, HWMP agrees to make certain equity investments in the Company as specified therein in exchange for the issuance to HWMP of Class G units. These equity investments will be used to fund operations of the Company until the consummation of the Offering. (see Note 10)

While the Company continues to produce new film assets, adverse changes in market conditions or limits on the Company’s ability to obtain financing could limit the Company’s production of new films. The impact of such eventualities could influence future operations of the Company.

The Film Department Holdings LLC

Notes To Consolidated Financial Statements — (Continued)

13.	Subsequent Events

As of March 2, 2010, the Company received an additional $9.38 million from HWMP pursuant to the recapitalization agreement reached with HWMP (see Note 10).

Management has evaluated subsequent events and their impact on the reported results and disclosures through March 2, 2010, which is the date these financial statements were issued.

The Film Department Holdings, Inc.

Shares of Common Stock

PROSPECTUS

Dealer Prospectus Delivery Obligation

Until 25 days after the date of this Offering, all dealers that effect transactions in these securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

          , 2010

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses payable by us in connection with the offering of the common stock being registered, other than discounts and commissions, if any. All of the amounts shown are estimates except the Securities and Exchange Commission Registration Fee.

SEC Registration Fee	$3,850
NASD Fee	$5,000
NASDAQ Listing Fee	$5,000
Legal Fees and Expenses	$750,000
Accounting Fees and Expenses	$275,000
Printing Fees and Expenses	$175,000
Transfer Agent and Registrar Fees	$5,000
Miscellaneous	$6,150

Total	$1,225,000

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102 of the DGCL, as amended, allows a corporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or obtained an improper personal benefit. Our certificate of incorporation and our by-laws provide for such limitations.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agent or employee of the corporation or is or was serving at the corporation’s request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies if such person acted in good faith and in a manner he reasonably believed to be in the best interests, or not opposed to the best interests, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of duties to the corporation, unless the Delaware Court of Chancery or the court in which such action was brought believes that in light of all the circumstances indemnification should apply. Our certificate of incorporation and our by-laws provide for such limitations.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the Board of Directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this Offering.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Between June 8 and June 27, 2007, we issued various equity and debt securities in conjunction with the formation and initial capitalization of the Company. In preparation for the Corporate Conversion, we also issued equity securities in the fourth quarter of 2009 and the first quarter of 2010. All securities issued were exempt from registration with the Securities and Exchange Commission under Section 4(2) of the 1933 Act and the rules and regulations promulgated thereunder. Since formation, we have issued the following securities:

Membership Interests

Class D.  On June 8, 2007, we issued a warrant for the purchase of 1,282 Class D units to The Salter Group, LLC as partial consideration for financial advisory services. In preparation for the Corporate Conversion, these warrants were redeemed for nominal consideration on December 2, 2009.

Class E.  On June 8, 2007, we issued a warrant for the purchase of 641 Class E units to Allen & Company, LLC as partial consideration for investment banking and securities placement services. In preparation for the Corporate Conversion, these warrants were redeemed for nominal consideration on December 2, 2009.

Class B.  On June 15 and 16, 2007, we sold 25,000 Class B units to approximately 17 “accredited investors,” as such term is defined in Rule 501 of Regulation D of the Securities Act of 1933, as amended, for an aggregate price of $25.0 million. On December 2, 2009, in preparation for the Corporate Conversion, the Class B units were reclassified into 17,356 Class B-1 units and 7,644 Class B-2 units.

Class A.  On June 25, 2007, we issued an aggregate of 640 Class A units to Mark Gill and Neil Sacker as consideration for the execution of their respective Executive Services Agreements. All Class A units were exchanged for Class H units on December 2, 2009, in preparation for the Corporate Conversion.

Class F-1.  On June 25, 2007, we issued an aggregate of 1000 Class F-1 units to Mark Gill, Neil Sacker, and Robert Katz as consideration for the execution of their respective Executive Services Agreements. All Class F-1 were exchanged for Class H units on December 2, 2009, in preparation for the Corporate Conversion.

Class F-2.  On June 15, 2007, as partial consideration for an aggregate investment of $4,250,000 in TFD, we issued an aggregate of 1000 Class F-2 units to 1) Michael Singer as trustee for the Singer 1995 Family Trust, and 2) Jeff Singer as trustee for the Singer Children’s 2002 Irrevocable Trust. All Class F-2 units were redeemed for nominal consideration on December 2, 2009, in preparation for the Corporate Conversion.

Class C.  On June 27, 2007, we issued a warrant for the purchase of 1,538 Class C units to GE Capital Markets, Inc. as partial consideration for GE Capital Market’s purchase of the Secured Second Lien Notes. These warrants were redeemed for nominal consideration on December 2, 2009, in preparation for the Corporate Conversion.

Class G.  On December 2, 2009, we issued 500 Class G units to Sandeman, Ltd. for a prior investment of $500,000. In the fourth quarter of 2009 and the first quarter of 2010, we issued an aggregate of 5,345 Class G Units to HWMP in consideration for an aggregate investment of $5,345,000 (as such investment is more fully described at “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — HWMP Investment and Recapitalization”). Class G units issued to HWMP pursuant to the HWMP Investment include (1) 3,325 units on December 2, 2009 in consideration for an investment of $3,325,000, (2) 600 units on February 24, 2010 in consideration for an investment of $600,000, (3) 700 units on March 1, 2010 in consideration for an investment of $700,000, (4) 700 units on March 10, 2010 in consideration for an investment of $700,000 and (5) 20 shares on March 26, 2010 in consideration for an investment of $20,000.

Class H.  On December 2, 2009, we issued an aggregate of 2625 Class H units to Pain Cuit, Inc., Sacker Consultants, Inc., and Chateau Holdings, Inc., in exchange for all Class A and F-1 units.

Class J.  On December 2, 2009, we issued an aggregate of 175 Class J units to certain principals of The Salter Group, LLC (“Salter”). Salter has provided and currently provides financial advisory and consulting services to the Company, and it receives cash fees for all such services. The Class J Units described above were issued to Salter as additional compensation in recognition of the services provided by Salter since the Company’s formation in 2007. The Company anticipates continuing to engage Salter following closing of the Offering.

Common Stock

Pursuant to the Eton Park Buyout Agreement as described at “Management Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — HWMP Investment and Recapitalization,” we have agreed to issue to Eton Park, immediately prior to the closing of this Offering, 136,364 shares of our common stock, based on the mid-point of the estimated range set forth on the cover page of this prospectus.

Debt Issuances

On June 27, 2007, we issued the Second Lien Notes to GE Capital Markets, Inc. for $30,000,000.

Conversion of Membership Interests

Immediately prior to the closing of the public offering described in this Form S-1, the Company will convert outstanding Class G, B, H and J units into common stock pursuant to the conversion formula described more fully in the section titled “Capitalization.”

Warrants

As consideration under a financial advisory agreement that we entered into with Girard on March 30, 2010, we agreed to issue to Girard warrants to purchase 160,000 shares of common stock at an exercise price equal to 120% of the offering price hereunder. The warrants will be exercisable commencing six months following the closing date of this Offering and for a period of four and one-half years thereafter.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The following exhibits are filed herewith, will be filed by amendment or are incorporated by reference:

Exhibit
No.	Description

1.1	Form of Underwriting Agreement**
3.1	Certificate of Incorporation of The Film Department Holdings, Inc.**
3.2	By-laws of The Film Department Holdings, Inc.**
4.1	Form of certificate of The Film Department Holdings, Inc. common stock**
5.1	Opinion of Squire, Sanders & Dempsey L.L.P.*
10.1	The Film Department Holdings, Inc. Equity Incentive Plan**
10.2	Agreement dated December 24, 2009 between The Weinstein Company, LLC and The Film Department LLC*
10.3	Second Amended and Restated Letter Agreement dated October 20, 2008 between Alliance Films Inc. and The Film Department LLC**
10.4	Sublease Agreement dated June 22, 2007 by and between Miramax Film Corp. and The Film Department**
10.5	Second Amended and Restated Executive Services Agreement by and among The Film Department Holdings LLC, Pain Cuit, Inc. and Mark Gill, dated December 1, 2009**
10.6	First Amendment to Second Amended and Restated Executive Service Agreement by and between Mark Gill and The Film Department Holdings LLC, dated March 30, 2010**
10.7	Second Amendment to Amended and Restated Executive Services Agreement by and among The Film Department Holdings LLC, Pain Cuit, Inc. and Mark Gill, effective as of January 1, 2010**
10.8	Second Amended and Restated Executive Services Agreement by and among The Film Department Holdings LLC, Sacker Consultants, Inc. and Neil Sacker, dated December 1, 2009**
10.9	First Amendment to Second Amended and Restated Executive Services Agreement by and between Neil Sacker and The Film Department Holdings LLC, dated March 30, 2010**
10.10	Second Amendment to Amended and Restated Executive Services Agreement by and among The Film Department Holdings LLC, Sacker Consultants, Inc., and Neil Sacker, effective as of January 1, 2010**
10.11	Third Amendment to Second Amended and Restated Executive Services Agreement by and among The Film Department Holdings LLC, Sacker Consultants, Inc. and Neil Sacker, dated April 6, 2010**
10.12	Amended and Restated Executive Services Agreement between The Film Department Holdings LLC, Chateau Holdings, Inc. and Robert Katz, dated December 1, 2009**
10.13	First Amendment to Amended and Restated Executive Services Agreement by and between Robert Katz and The Film Department Holdings LLC, dated March 30, 2010**

Exhibit
No.	Description

10.14	Second Amendment to Amended and Restated Executive Services Agreement by and among The Film Department Holdings LLC, Chateau Holdings, Inc., and Robert Katz, effective as of January 1, 2010**
10.15	Employment Agreement between The Film Department Holdings LLC and Bernd Stephan, dated July 10, 2007**
10.16	First Amendment to the Employment Agreement by and between Bernd Stephan and The Film Department Holdings LLC, dated January 16, 2009**
10.17	Second Amendment to the Employment Agreement by and between Bernd Stephan and The Film Department Holdings LLC, dated July 16, 2009**
10.18	Third Amendment to the Employment Agreement by and between Bernd Stephan and The Film Department Holdings LLC, dated July 16, 2009**
10.19	Fourth Amendment to the Employment Agreement by and between Bernd Stephan and The Film Department Holdings LLC, dated September 1, 2009**
10.20	Fifth Amendment to Employment Agreement by and between Bernd Stephan and The Film Department Holdings LLC, dated February 8, 2010**
10.21	Employment Agreement between The Film Department Holdings LLC and Daniel Stutz, dated June, 2007**
10.22	First Amendment to the Employment Agreement by and between Daniel Stutz and The Film Department Holdings LLC, dated January 16, 2009**
10.23	Second Amendment to the Employment Agreement by and between Daniel Stutz and The Film Department Holdings LLC, dated July 16, 2009**
10.24	Third Amendment to the Employment Agreement by and between Daniel Stutz and The Film Department Holdings LLC, dated July 16, 2009**
10.25	Fourth Amendment to the Employment Agreement by and between Daniel Stutz and The Film Department Holdings LLC, dated September 1, 2009**
10.26	Loan and Security Agreement by and between Earthbound Films, LLC and Union Bank, N.A, dated January 29, 2010**
10.27	Investment Advisory Services Agreement by and between The Film Department Holdings LLC and Girard Securities, Inc., dated March 30, 2010**
10.28	Form of Warrant issued to Girard Securities, Inc. pursuant to Investment Advisory Services Agreement**
21.1	List of Subsidiaries**
23.1	Consent of BDO Seidman, LLP*
23.2	Consent of Squire, Sanders & Dempsey L.L.P. (included in Exhibit 5.1)*

*	Filed herewith.

**	Previously filed.

***	To be filed by amendment.

ITEM 17.	UNDERTAKINGS.

(a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.